Form 10-K, Exhibit 13
period 1994-01-29
AMERICAN STORES CO /NEW/
filed 1994-04-28
CIK 90811

Exhibit 13

Common Stock Market Prices and Dividends(1)

                           1993                     1992                        1991
                __________________________  __________________________  ___________________________

                Market Price                Market Price                Market Price
                ____________        Cash    ___________         Cash    ___________          Cash
                                  Dividend                    Dividend                     Dividend
                High     Low      Declared  High     Low      Declared  High      Low      Declared
                __________________________  __________________________  ___________________________

First Quarter   $22 3/16 $18 1/8    $.10    $18 5/16 $16        $.088   $22 25/32 $15 1/4    $.07
Second Quarter   23 3/16  20 3/16    .10     18 5/8   15 1/4     .088    21 7/8    19 7/16    .07
Third Quarter    24 5/8   19 7/8     .10     21 1/4   17 9/16    .088    21 1/8    17 1/4     .088
Fourth Quarter   22 1/4   19 7/8     .10     23 1/2   20 1/8     .10     19        13         .088
                                    ____                        _____                        _____
                                    $.40                        $.36                         $.32
                                    ====                        =====                        =====

The market price range on the New York Stock Exchange and the dividends declared on the Company's stock are set forth in the table above.  The common shares of the Company are listed on the New York,
Philadelphia, Chicago and Pacific stock exchanges under the trading symbol "ASC".  The number of shareholders of record of the Company's common stock at March 25, 1994, was 19,262.

(1)  Restated as necessary to reflect the March 1994 and July 1991 two-for-one stock splits.

Selected Financial Data
_______________________

The following consolidated selected financial data of the Company for the last five years should be read in conjunction with the consolidated financial statements and related notes appearing on pages 33 to 49.

Comparisons of the results of operations between fiscal years 1989 to 1993 are rendered more difficult due to the Company's disposition of stores including the disposition of 74 Jewel Osco combination food and drug stores in the first quarter of 1992, 145 Alpha Beta Company stores and 59 Osco Drug stores in the second and third quarters of 1991 and the 44-store Buttrey Food and Drug division in the third quarter of 1990. These disposed stores generated sales in the amounts of $0.3 billion, $2.2 billion, $4.0 billion and $4.4 billion in 1992, 1991, 1990 and 1989, respectively.












































(In thousands, except per share data)(1)     1993        1992(2)      1991(2)      1990(2)    1989(2)(3)
________________________________________________________________________________________________________

Sales                                    $18,763,439  $19,051,180  $20,822,956  $22,155,530  $22,004,154
                                         ===========  ===========  ===========  ===========  ===========

Earnings before extraordinary item
  and cumulative effect of changes
  in accounting principles                  $262,090     $207,466     $240,016     $190,068     $118,137
Extraordinary item - early retire-
  ment of debt - net of taxes                (15,000)
Cumulative effect of changes in
  accounting principles --
    Postretirement health care benefits                                (40,734)
    Income taxes                                                                                (181,842)
                                         ___________  ___________  ___________  ___________  ___________
Net earnings (loss)                          247,090      207,466      199,282      190,068      (63,705)
Less preferred dividends declared--
  Series A $4.375 (4)                                                                             (8,601)
                                         ___________  ___________  ___________  ___________  ___________
Net earnings (loss) available to
  common shareholders                       $247,090     $207,466     $199,282     $190,068     $(72,306)
                                         ===========  ===========  ===========  ===========  ===========

Average common shares outstanding            142,202      140,314      138,364      138,044      126,852
Earnings per common share before
  extraordinary item and cumulative
  effect of changes in accounting
  principles                                   $1.85        $1.48        $1.73        $1.38         $.86
Extraordinary item                              (.11)
Cumulative effect of changes in
  accounting principles--
    Postretirement health care benefits                                   (.29)
    Income taxes                                                                                   (1.43)
                                         ___________  ___________  ___________  ___________  ___________
Net earnings (loss) per common share           $1.74        $1.48        $1.44        $1.38        $(.57)
                                         ===========  ===========  ===========  ===========  ===========
Cash dividends declared per common
  share                                         $.40         $.36         $.32         $.28         $.25
Total assets at year-end                  $6,927,434   $6,763,793   $7,198,050   $7,511,771   $7,739,065
Total debt and obligations under
  capital leases at year-end              $2,167,999   $2,248,316   $2,798,578   $3,193,707   $3,588,631
Total capital expenditures (5)              $652,928     $476,617     $378,593     $374,007     $644,236
Store count (6)                                1,695        1,672        1,631        1,848        1,894
Selling area square footage (7)               32,727       32,320       34,428       38,055       38,609


(1)  Restated as necessary to reflect the March 1994 and July 1991 two-for-one stock splits.
(2)  Restated to reflect Statement of Financial Accounting Standards No. 109, "Accounting for Income
     Taxes," as if effective at the beginning of fiscal 1989.
(3)  53-week fiscal year.
(4)  The Company called for redemption all of its Series A $4.375 Preferred Stock in October 1989.
(5)  Includes present value of new leases.
(6)  Includes both the food and drug sides of Jewel Osco combination stores which are counted as separate stores.
(7)  Selling area square footage was 74% of total retail square footage in 1993.

NOTE:  The fiscal year of the Company ends on the Saturday nearest to January 31.  All references herein to "1993", "1992", "1991", "1990" and "1989" mean the fiscal years ended January 29, 1994, January 30,
1993, February 1, 1992, February 2, 1991 and February 3, 1990, respectively.

Management's Discussion and Analysis of Results of Operations and Financial Condition
_____________________________________________________________________________


Results of Operations
_____________________
Total store counts were 1,695, 1,672 and 1,631 at the end of 1993, 1992 and 1991, respectively, which includes counting the food side and the drug side of Jewel Osco combination stores as separate stores. There were 148, 145 and 143 Jewel Osco combination stores at year-end 1993, 1992 and 1991, respectively. During 1993, the Company acquired 55 Reliable drug stores and 4 Thrifty drug stores. During 1992, the Company acquired 63 CVS drug stores and the rights to operate 22 CVS health and beauty aid stores and acquired 30 Thrifty and Rx Plus drug stores in Arizona and Nevada. In addition, the Company opened 39, 36 and 27 new stores in 1993, 1992 and 1991, respectively. The Company currently expects to open 40 new stores in 1994.

Comparisons of the results of operations between fiscal years 1993, 1992 and 1991 are rendered more difficult due to the Company's disposition of stores, including the disposition of 74 Jewel Osco combination food and drug stores in the first quarter of 1992 and 145 Alpha Beta Company stores and 59 Osco Drug stores in the second and third quarters of 1991. These disposed stores previously generated sales of $0.3 billion in 1992 and $2.2 billion in 1991. These stores are referred to as "Disposed of Stores" in the financial tables which follow. In addition, the Company closed 75, 36 and 40 stores in 1993, 1992 and 1991, respectively. The Company anticipates that it will close additional stores in 1994 in the ordinary course of business as new stores replace older stores and as the performance of all existing locations is continually reviewed.

Total sales were $18.8 billion in 1993, $19.1 billion in 1992 and $20.8 billion in 1991. The decrease in total sales from 1991 to 1993 is primarily attributable to the disposition of stores in 1992 and 1991. Sales from comparable operations decreased 0.2% in 1993, and increased 0.8% and 2.6% in 1992 and 1991, respectively. Sales at like stores (which are stores that have been open at least one year) decreased 1.0% in 1993, decreased 0.5% in 1992 and increased 0.1% in 1991. The retail food and drug industry is expected to remain highly competitive with a continuing absence of significant inflation in the near future.

The tables below present total sales, as well as like-store sales percentage change, by major operating region and in total:

                                                     Total Sales
                                           ______________________________

         (In billions of dollars)          1993         1992         1991
         ________________________________________________________________

         Eastern Food Operations           $ 7.2       $ 7.4        $ 7.5
         Western Food Operations             7.2         7.1          7.2
         Drug Store Operations               4.3         4.0          3.7
         Other                               0.1         0.3          0.2
                                           _____       _____        _____

         Comparable                         18.8        18.8         18.6
         Disposed of stores                              0.3          2.2
                                           _____       _____        _____

           Total sales                     $18.8       $19.1        $20.8
                                           =====       =====        =====



                                                   Like-Store Sales
                                           ______________________________

         (Percent change)                  1993         1992         1991
         ________________________________________________________________

         Eastern Food Operations           (1.8)%      (0.7)%       (0.5)%
         Western Food Operations           (1.9)       (2.3)        (2.9)
         Drug Store Operations              2.0         2.9          7.7

                                           _____       _____        ____

           Total                           (1.0)%      (0.5)%        0.1 %
                                           =====       =====        ====

Gross profit increased as a percent of sales to 26.4% in 1993, compared to 26.1% in 1992 and 25.0% in 1991. In 1993, the gross profit percentage increased slightly in the eastern and western food operations, partially due to improvements in the mix of products sold, and decreased in the drug store operations, primarily due to lower gross profit percentages within the prescription drug category. The increase in the gross profit percentage in 1992 over 1991 is partially attributable to reductions in the LIFO charge to earnings, as well as slightly higher gross margins at our eastern and western food operations which were driven by increases in the general market to cover increased costs. The annual pre-tax LIFO charge to earnings amounted to $7.2 million in 1993, $16.5 million in 1992 and $34.9 million in 1991. Lower inflation, particularly in the drug stores, sales of assets and other reductions in inventory levels influenced the LIFO calculation over the past two years.

Operating expense, as a percent of sales, increased slightly to 23.0% in 1993, compared to 22.8% in 1992 and 22.1% in 1991. Operating expense in 1993 included $7.6 million of expenses associated with the legal settlement related to meat products in California and severance programs stemming from the Company's expense reduction programs ($3.4 million eastern food, $3.5 million western food, $0.7 million drug stores). Additionally, operating expense in 1992 included $17.1 million in costs related to consolidation of administrative functions at our eastern food operations. Operating expense in 1991 included $19.6 million as a result of increases to the Company's reserve for claims and attorneys' fees relating to the 1985 Salmonella incident.

Operating profit was $641.9 million or 3.4% of sales in 1993, $623.3 million or 3.3% of sales in 1992 and $602.0 million or 2.9% of sales in 1991. Operating profit for fiscal 1992 and 1991 was negatively impacted by operating losses of disposed stores. Operating profit from comparable operations increased 0.6% in 1993, increased 5.1% in 1992 and decreased 3.0% in 1991. The increase in comparable operating profit, to $641.9 million in 1993 from $637.8 million in 1992 as shown in the following table, is partially attributable to a lower LIFO charge to earnings in 1993 and the decrease in consolidation expenses at the Company's eastern food operations. These decreases in expenses were offset by the legal settlement and severance expenses described above, lower earnings in the Company's western food operations in the first half of 1993 due to the implementation of a price reduction program, as well as lower operating profit in the drug store operations in the third quarter of 1993 due to lower gross profit from third-party payor plans and the integration costs of several minor acquisitions. While the amount cannot be reasonably quantified, the Company believes the western food operations' price reduction program will not have a similar negative impact on operating results in the first half of 1994. In addition, while the amount cannot be reasonably quantified, third-party payor plans will continue to put pressure on gross margins in the drug store operations but are not expected to have a negative impact on operating results in future quarters. While each of the three operating regions had lower operating profit in 1993 than 1992, each region reported positive results in the fourth quarter of 1993 compared to the fourth quarter of 1992.

The table below presents operating profit by major operating region and in total:

                                                  Operating Profit
                                           _______________________________

         (In millions of dollars)            1993        1992         1991
         _________________________________________________________________

         Eastern Food Operations           $267.9      $269.1       $273.7
         Western Food Operations            248.6       256.7        260.9
         Drug Store Operations              197.0       205.0        179.7
         LIFO charge                         (7.2)      (16.5)       (34.9)
         Purchase accounting amortization   (79.2)      (79.5)       (79.9)
         Other                               14.8         3.0          6.8
                                           ______      ______       ______

           Comparable                       641.9       637.8        606.3
         Disposed of stores                             (14.5)        (4.3)
                                           ______      ______       ______
           Total operating profit          $641.9      $623.3       $602.0
                                           ======      ======       ======

Net other expense, consisting primarily of interest expense and net gains or losses on the sale of assets and other miscellaneous transactions, was $161.1 million in 1993, $245.0 million in 1992 and $163.5 million in 1991. Interest expense was $189.8 million, $214.4 million and $265.1 million in 1993, 1992 and 1991, respectively. Interest expense decreased in 1993 and 1992 due to generally lower debt levels and interest rates. Other income and expense was also affected by gains or losses on the sale of assets and other miscellaneous transactions. The 1993 net gain of $24.1 million includes $45.7 million of income from the resolution of the "Rule of 80" litigation, which concerned the Company's termination of the early retirement feature of an employee retirement plan, offset by approximately $17.2 million of various charges, including costs associated with store closings, costs of integrating acquired stores into existing operations and a $3.6 million charge relating to costs associated with the earthquake in southern California. Net losses from the sale of assets and other miscellaneous transactions were $35.1 million in 1992, primarily from the sale of 74 Jewel Osco combination food and drug stores. Net gains from the sale of assets and other miscellaneous transactions amounted to $98.7 million in 1991, primarily from the sale of Alpha Beta Company.

Earnings before income taxes, an extraordinary item and the cumulative effect of a change in accounting principle, were $480.8 million in 1993, $378.3 million in 1992 and $438.5 million in 1991. The effective income tax rates were 45.5% in 1993, 45.2% in 1992 and 45.3% in 1991. The recently enacted Omnibus Budget Reconciliation Act of 1993 increased the Company's annual effective federal tax rate by one percent retroactive to January 1, 1993. The change in tax rates increased deferred taxes under SFAS No. 109, "Accounting for Income Taxes," and resulted in a one-time charge of approximately $4 million, or $.03 per share. Net earnings in 1993 were impacted by $.07 per share, including the retroactive portion of the rate change. The newly enacted federal tax rates are not anticipated to have a material impact on the Company's ongoing operations. In future years, increases in pre-tax earnings will lower the effective income tax rate due to the leverage effect that higher pre-tax earnings have on the relatively fixed goodwill amortization which is not deductible for income tax purposes.

Earnings for 1993 were impacted by charges incurred in the early retirement of debt which are accounted for as an extraordinary item. In connection with the debt restructuring, the Company extinguished $146.0 million of debt and expensed the related costs of prepaying such debt and related derivatives. The restructuring resulted in an extraordinary pre-tax loss of $25 million ($15 million, net of tax).

In 1991, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions" and elected the immediate recognition option of the statement, which was accounted for as a cumulative change in accounting principle. The net after-tax charge to earnings in 1991, as a result of the adoption of SFAS No. 106, was equal to the accumulated and vested postretirement benefits obligation to existing retirees and active employees as of the date of adoption, which amounted to $40.7 million.

Net earnings were $247.1 million or 1.3% of sales in 1993, compared to $207.5 million or 1.1% of sales in 1992 and $199.3 million or 1.0% of sales in 1991.

Net earnings per share amounted to $1.74 in 1993, $1.48 in 1992 and $1.44 in 1991. Net earnings in 1993 were impacted by $.04 per share as a retroactive adjustment due to the recent federal tax rate increase. Net earnings for 1993 were also impacted by the extraordinary loss on the early retirement of debt of $.11 as described above and a net pre-tax gain of $28.5 million or $.12 per share attributable to the resolution of the "Rule of 80" litigation, offset by various charges as described above. Earnings per share in 1993 were also decreased by $.03 per share due to the $7.6 million of operating expenses associated with the legal settlement related to meat products in California and the severance programs stemming from the Company's expense reduction program as described above. Earnings per share for fiscal 1992 were impacted by a loss of approximately $.10 per share principally on the sale of 74 Jewel Osco combination food and drug stores. Earnings per share for fiscal 1991 were impacted by several items including a charge of $.29 per share from the adoption of the immediate recognition option of SFAS No. 106, income of $.45 per share resulting from net gains from the sales of assets, primarily Alpha Beta Company, and a charge of $.09 per share for increases to the reserve for attorneys' fees and claims relating to the 1985 Salmonella incident.

Average shares outstanding were 142.2 million in 1993, 140.3 million in 1992 and
138.4 million in 1991.

At the beginning of 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as if effective at the beginning of fiscal 1989 which was accounted for as a cumulative change in accounting principle. Adoption of this standard resulted in the restatement of the Company's prior year financial statements. Net earnings were increased by $1.1 million or $.01 per share in 1992 and decreased by $0.2 million with no per share impact in 1991.

Contingencies
_____________

The Northern Division of Lucky Stores, Inc. is a defendant in the Stender litigation which is described in the section entitled "Legal Proceedings" in the Notes to Consolidated Financial Statements. A tentative settlement has been reached in that litigation. The Company believes that future amounts payable for damages will not exceed existing reserves or have a material impact on its financial condition.

The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). Reserves have been established for each environmental
contamination site unless an unfavorable outcome is remote.   Although the
ultimate outcome and expense of environmental remediation is uncertain, the Company believes that required remediation and continuing compliance with environmental laws in excess of current reserves will not have a material adverse effect on the financial condition or operating results of the Company. See the section entitled "Contingencies" in the Notes to Consolidated Financial Statements.

The Company, from time to time, has disposed of leased properties and may retain certain contingent lease liabilities, either by contract or law. Although the Company is unaware of any material assertions against it from such dispositions, such claims may arise in the future. If such claims were asserted, the expense to the Company would consist of unpaid lease obligations, such as rents, which may be offset by subletting the property, negotiating favorable lease terminations, operating the facilities or applying existing reserves.

Inflation
_________

In recent years, the impact of inflation on the Company's results of operations has been moderate. As operating expenses and inventory costs have increased, the Company, to the extent permitted by competition, has recovered these increases in costs by increasing prices over time. The competitive environment in which the Company operates continues to challenge it to become more cost efficient as its ability to recover increased costs by raising prices may be diminished.

The Company uses the LIFO (last-in, first-out) method of accounting for the majority of its inventories. Under this method, the cost of merchandise sold reported in the financial statements approximates current costs and thus reduces the distortion in reported earnings due to increasing costs.

The historical costs of property, plant and equipment recorded by the Company were incurred over a period of many years. The cost of replacement of property, plant and equipment is generally greater than the cost on the books of the Company as a result of inflation that has occurred over the years since the property, plant and equipment were placed in service.

Organizational Changes
______________________

The Company is currently implementing changes which it believes will enhance its organizational effectiveness. Included among these organizational changes is the centralization of certain administrative functions, including the information technology, accounting, real estate and construction functions. These organizational changes will be implemented over the next several years and while the Company believes these changes will ultimately enhance its future operating results, the impact cannot be reasonably estimated.

The Company is also currently engaged in an effort to re-engineer its supply chain process. This involves streamlining the Company's buying, warehousing, distribution and merchandising activities. Major components of this effort include the development of new software to support these activities, as well as centralized management of certain buying and warehousing activities. The goal is to reduce overall supply chain costs. The re-engineering effort will be continuing over the next several years and while the Company believes this effort will ultimately enhance its future operating results, the impact cannot be reasonably estimated.

Financial Condition
___________________

Cash Flows - Operating Activities
_________________________________

Net cash provided by operating activities amounted to $690.4 million, $470.8 million and $469.8 million in 1993, 1992 and 1991, respectively. The largest component of operating cash flow is depreciation and amortization which amounted to $384.3 million, $370.4 million and $386.9 million in 1993, 1992 and 1991, respectively. The next largest component of operating cash flow is annual net earnings which amounted to $247.1 million, $207.5 million and $199.3 million for 1993, 1992 and 1991, respectively. All other components of operating cash flow amounted to cash provided of $59.0 million in 1993 and cash used of $107.1 million and $116.4 million in 1992 and 1991, respectively.

Cash Flows - Investing Activities
_________________________________

Net cash used in investing activities in fiscal 1993 amounted to $555.8 million, compared to net cash provided by investing activities of $92.1 million in 1992 and net cash used in investing activities of $57.2 million in 1991. The increase in cash used in investing activities in 1993 when compared to 1992 is primarily due to the increase in cash capital expenditures to $593.8 million in 1993 from $386.1 million in 1992 as well as proceeds from the sale of assets in 1992 of $478.2 million, primarily from the sale of 74 Jewel Osco combination food and drug stores. The decrease in net cash used in investing activities in 1992 when compared to 1991 was due primarily to the proceeds from the 1992 Jewel Osco sale described above compared to proceeds from the sale of assets in 1991 of $297.7 million, primarily from the sale of Alpha Beta Company and the 59 Osco Drug stores.

Cash capital expenditures amounted to $593.8 million in 1993, $386.1 million in 1992 and $354.9 million in 1991. Additional capital expenditures represented by the net present value of leases amounted to $59.1 million in 1993, $90.5 million in 1992 and $23.7 million in 1991. The increase in capital expenditures in 1993 and 1992, when compared to 1991, reflects the effects of the Company's expanded capital expenditure program announced in 1992. During fiscal 1993, the Company opened 39 new stores and remodeled 233 stores. Capital expenditures for fiscal 1994, including the net present value of leases, are expected to approximate $700 million and will be funded through cash flow from operations and the utilization of existing credit facilities. The Company currently plans to open 40 new stores and remodel an additional 210 stores in 1994.

Cash Flows - Financing Activities
_________________________________

Net cash used in financing activities amounted to $129.1 million in 1993, $580.1 million in 1992 and $418.6 million in 1991. Proceeds from long-term borrowings amounted to $100 million in 1993, $401.6 million in 1992 and $239.5 million in 1991. Proceeds in 1993 were from the issuance of $100 million of Medium Term Notes, Series A. Proceeds in 1992 included the Company's issuance of $250 million of 9-1/8% Notes due April 1, 2002 and $150 million of Medium Term Notes, Series A. Proceeds in 1991 included the issuance of $175 million of 7-1/4% Convertible Subordinated Notes due 2001. Proceeds from each of these debt issues were used to repay debt with earlier maturity dates.

Reductions in debt, net of the proceeds of new borrowings, amounted to $70.5 million in 1993, $533.5 million in 1992 and $367.2 million in 1991, primarily from reductions of the bank term loan, the bank revolving credit facility and recurring payments on mortgages secured by real estate. A large portion of the debt reduction in 1992 and 1991 was made possible by the receipt of proceeds from the disposition of stores (see footnote entitled "Disposition of Divisions"). The issuance of the 9-1/8% Notes, the Medium Term Notes, the Convertible Subordinated Notes and the prepayment of a portion of the Company's indebtedness under the bank credit agreement have reduced the Company's mandatory debt payments and made more of the Company's cash flow available for working capital and capital expenditures.

Liquidity and Financial Ratios
______________________________

The Company believes that its cash flow from operations, supplemented by credit available under the Company's committed and uncommitted credit facilities, as well as its ability to refinance debt, will be adequate to meet the Company's presently identifiable requirements, including debt and interest payments due over the next 5 years. At year-end 1993, the Company had $125 million in committed lines of credit and $335 million in uncommitted lines of credit. Also at year-end 1993, the Company's principal bank credit agreement consisted of an $800 million revolving credit facility, which is used for direct borrowings and as backup support for commercial paper. At year-end 1993, the Company had $578 million of debt outstanding under these committed and uncommitted credit facilities, leaving unused committed borrowing capacity of $347 million.

The Company's senior and subordinated debt and its commercial paper were upgraded by Standard & Poor's Corporation during 1993. The senior debt was upgraded from BBB- to BBB; the subordinated debt was upgraded from BB+ to BBB-; and the commercial paper was upgraded from A-3 to A-2.

One measure commonly used in the financial community to measure a company's ability to service debt and make interest payments is through a FIFO-EBITDA analysis. The FIFO-EBITDA calculation eliminates non-cash charges to earnings. FIFO-EBITDA is equal to earnings before interest, income taxes, depreciation and amortization, the LIFO charge to earnings, an extraordinary item and the cumulative effect of a change in accounting principle. FIFO-EBITDA should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of
liquidity.   FIFO-EBITDA for the last three years is as follows:

         (In millions of dollars)             1993       1992         1991
         _________________________________________________________________

         Earnings before income taxes,
           an extraordinary item and the
           cumulative effect of a change
           in accounting principle        $  480.8     $378.3     $  438.5
         LIFO charge                           7.2       16.5         34.9
         Interest expense                    189.8      214.4        265.1
         Depreciation and amortization       384.3      370.4        386.9
                                          ________     ______     ________
         FIFO-EBITDA                      $1,062.1     $979.6     $1,125.4
                                          ========     ======     ========
         Cash paid for interest expense     $175.2     $192.7       $251.2
                                          ========     ======     ========

The percentage of cash paid for interest expense to FIFO-EBITDA was 16.5%, 19.7% and 22.3% for 1993, 1992 and 1991, respectively.

The Company's ratio of total debt (debt plus obligations under capital leases) to total capitalization (total debt plus common shareholders' equity) amounted to 55.4%, 59.3% and 67.2% at year-end 1993, 1992 and 1991, respectively.

The Company's ratio of earnings to fixed charges for 1993, 1992 and 1991 were
2.60 to 1, 2.32 to 1 and 1.91 to 1, respectively. In the computation of the ratio of earnings to fixed charges for the Company, earnings consist of earnings before income taxes, extraordinary items and the cumulative effect of changes in accounting principles, less gain (loss) on sale of assets, other, plus fixed charges (adjusted for capitalized interest). Fixed charges consist of interest, whether expensed or capitalized (including the amortization of debt expense), plus the amount of rental expense which is representative of the interest factor in the particular case. The improvement in the ratio from 1991 to 1993 is primarily due to reduced interest expense resulting from lower average outstanding debt and lower interest rates, as well as higher pre-tax income from continuing operations in the current year.

Working capital amounted to negative $58.3 million at year-end 1993 compared to a positive $101.2 million at year-end 1992 and $162.9 million at year-end 1991. Fluctuations in the components of working capital are customary. Other than the need to maintain merchandise inventories, there are no unusual industry practices or requirements relating to working capital items.

Short-term borrowings are defined as those amounts borrowed directly under, or supported by, bank revolving credit facilities or bank lines of credit, including commercial paper. The Company had short-term borrowings of $578.0 million, $559.0 million and $713.5 million at the end of 1993, 1992 and 1991, respectively. These amounts were classified as long-term debt at each year-end.

Average short-term borrowings amounted to $566.5 million in 1993, $438.4 million in 1992 and $633.5 million in 1991. The maximum amount of short-term borrowings outstanding was $759.0 million in 1993, $690.5 million in 1992 and $841.2 million in 1991. Average interest rates charged to the Company on short-term borrowings were 3.6% in 1993, 4.2% in 1992 and 6.5% in 1991.

Recent Developments
___________________

On February 18, 1994, the Company filed a shelf registration statement with the Securities and Exchange Commission to issue up to $800 million in debt securities. Debt issued pursuant to the registration statement is expected to be used to retire existing debt obligations and for other general corporate purposes.

Report of Independent Auditors








Shareholders and Board of Directors
American Stores Company

We have audited the accompanying consolidated balance sheets of American Stores Company and subsidiaries as of January 29, 1994, January 30, 1993 and February 1, 1992, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 29, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Stores Company and subsidiaries at January 29, 1994, January 30, 1993 and February 1, 1992; and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 29, 1994, in conformity with generally accepted accounting principles.

As discussed in the notes to the financial statements, in 1993 the Company changed its method of accounting for income taxes and in 1991 it changed its method of accounting for postretirement health care benefits.


                                   ERNST & YOUNG




March 21, 1994
Salt Lake City, Utah

Consolidated Statements of Earnings


(In thousands, except per share data)(1)             1993         1992(2)      1991(2)
___________________________________________________________________________________

Sales                                         $18,763,439  $19,051,180  $20,822,956
Cost of merchandise sold, including ware-
  housing and transportation expenses          13,815,607   14,075,787   15,615,734
                                              ___________  ___________  ___________

Gross profit                                    4,947,832    4,975,393    5,207,222
Operating and administrative expenses           4,305,950    4,352,079    4,605,234
                                              ___________  ___________  ___________

Operating profit                                  641,882      623,314      601,988

Other income (expense):
  Interest income                                   4,568        4,477        2,861
  Interest expense                               (189,773)    (214,394)    (265,098)
  Gains (losses) on asset sales, other             24,128      (35,116)      98,717
                                              ___________  ___________  ___________

Total other income (expense)                     (161,077)    (245,033)    (163,520)
                                              ___________  ___________  ___________

Earnings before income taxes, extra-
  ordinary item and cumulative effect
  of a change in accounting principle             480,805      378,281      438,468
Federal and state income taxes                   (218,715)    (170,815)    (198,452)
                                              ___________  ___________  ___________

Earnings before extraordinary item and
  cumulative effect of a change in
  accounting principle                            262,090      207,466      240,016
Extraordinary item -- early retirement
  of debt - net of taxes                          (15,000)
Cumulative effect of a change in accounting
  principle--
    Postretirement health care benefits                                     (40,734)
                                              ___________  ___________  ___________

Net earnings                                  $   247,090  $   207,466  $   199,282
                                              ===========  ===========  ===========

Average shares outstanding                        142,202      140,314      138,364
Earnings per share before extraordinary
  item and cumulative effect of a
  change in accounting principle                    $1.85        $1.48        $1.73
Extraordinary item                                   (.11)
Cumulative effect of a change in
  accounting principle                                                         (.29)
                                              ___________  ___________  ___________

Net earnings per share                              $1.74        $1.48        $1.44
                                              ===========  ===========  ===========

(1)  Restated as necessary to reflect the March 1994 and July 1991 two-for-one stock splits.
(2)  Restated to reflect adoption of Statement of Financial Accounting Standards No.
     109, "Accounting for Income Taxes," as if effective at the beginning of fiscal
     1989.

See notes to consolidated financial statements

Consolidated Balance Sheets

                                                             Year-end
                                              _____________________________________
(In thousands of dollars)                            1993         1992(1)      1991(1)
___________________________________________________________________________________

ASSETS
Current Assets
Cash and cash equivalents                     $   59,580    $   54,048   $   71,292
Receivables                                      282,124       285,187      263,395
Inventories                                    1,539,610     1,576,499    1,694,330
Prepaid expenses                                  43,265        44,523       67,491
Deferred income tax benefits                      71,230        55,664       57,068
                                              __________    __________   __________
Total current assets                           1,995,809     2,015,921    2,153,576

Property, Plant and Equipment, at cost
Land                                             541,396       496,594      574,338
Buildings                                      1,109,737     1,017,665    1,121,226
Fixtures and equipment                         2,092,934     1,887,063    1,919,779
Leasehold improvements                           654,123       546,108      540,481
                                              __________    __________   __________
                                               4,398,190     3,947,430    4,155,824
Less accumulated depreciation and
  amortization                                 1,694,150     1,505,857    1,485,653
                                              __________    __________   __________

Net property, plant and equipment              2,704,040     2,441,573    2,670,171

Property Under Capital Leases, less
  accumulated amortization of $108,394
  in 1993, $99,689 in 1992 and $113,520
  in 1991                                         97,127       108,623      124,903

Goodwill, less accumulated amortization
  of $311,823 in 1993, $258,336 in 1992
  and $204,849 in 1991                         1,827,334     1,880,821    1,934,308

Other Assets                                     303,124       316,855      315,092
                                              __________    __________   __________
                                              $6,927,434    $6,763,793   $7,198,050
                                              ==========    ==========   ==========

Consolidated Balance Sheets (concluded)

                                                             Year-end
                                              _____________________________________
(In thousands of dollars)                            1993         1992(1)      1991(1)
___________________________________________________________________________________

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current maturities of long-term debt          $   66,830    $   54,699   $  114,409
Current obligations under capital leases           9,708         9,569       10,680
Accounts payable                                 958,272       958,083      961,952
Accrued payroll and benefits                     303,160       301,653      307,884
Current portion of self-insurance reserves       212,891       202,445      190,752
Income taxes payable                             118,279        32,072       18,692
Other current liabilities                        384,959       356,185      386,318
                                              __________    __________   __________
Total current liabilities                      2,054,099     1,914,706    1,990,687

Long-term Debt,
  less current maturities                      2,003,866     2,086,464    2,560,281
Obligations Under Capital Leases,
  less current obligations                        87,595        97,584      113,208
Self-insurance Reserves, less current portion    520,010       522,259      483,697
Deferred Income Taxes                            345,760       399,482      438,248
Other Liabilities                                173,819       199,284      245,499

Shareholders' Equity (2)
Common stock of $1.00 par value, authorized
  200,000,000 shares; issued 144,542,156
  shares                                         144,542        72,271       72,271
Additional paid-in capital                       190,173       262,746      292,026
Retained earnings                              1,432,032     1,241,847    1,085,388
Less cost of treasury stock; 2,038,454 shares
  in 1993, 2,682,214 shares in 1992 and
  6,012,358 shares in 1991                       (24,462)      (32,850)     (83,255)
                                              __________    __________   __________
Total shareholders' equity                     1,742,285     1,544,014    1,366,430
                                              __________    __________   __________
                                              $6,927,434    $6,763,793   $7,198,050
                                              ==========    ==========   ==========

(1)  Restated to reflect adoption of Statement of Financial Accounting Standards
     No. 109, "Accounting for Income Taxes," as if effective at the beginning of fiscal 1989.
(2)  Restated as necessary to reflect the March 1994 two-for-one stock split.

See notes to consolidated financial statements

Consolidated Statements of Cash Flows


(In thousands of dollars)                            1993         1992(1)      1991(1)
___________________________________________________________________________________

Cash flows from operating activities:
Net earnings                                   $  247,090   $  207,466   $  199,282
Adjustments to reconcile net earnings
  to net cash provided by operating
  activities:
Cumulative effect of a change in
  accounting principle                                                       67,890
Depreciation and amortization                     384,307      370,439      386,916
Net loss (gain) on asset sales                     16,060       34,227     (100,519)
Deferred income taxes                             (53,722)     (38,766)      21,105
Self-insurance reserves and other (2)             (45,610)     (37,114)     (11,021)
(Increase) decrease in current assets:(2)
  Receivables                                       3,063      (21,792)     (49,966)
  Inventories                                      36,889       (3,864)       7,436
  Prepaid expenses                                (14,308)      24,372      (10,394)
Increase (decrease) in current liabilities:(2)
  Accounts payable                                    189       (3,869)       6,119
  Other current liabilities                        28,774      (67,466)      62,723
  Accrued payroll and benefits                      1,507       (6,231)      (4,283)
  Income taxes payable                             86,207       13,380     (105,446)
                                               __________   __________   __________
Total adjustments                                 443,356      263,316      270,560
                                               __________   __________   __________
Net cash provided by operating activities         690,446      470,782      469,842
                                               __________   __________   __________
Cash flows from investing activities:
Expended for property, plant and equipment       (593,785)    (386,106)    (354,940)
Proceeds from disposition of divisions                         429,952      286,287
Proceeds from sale of assets                       38,007       48,271       11,458
                                               __________   __________   __________
Net cash (used in) provided by
  investing activities                           (555,778)      92,117      (57,195)
                                               __________   __________   __________

Cash flows from financing activities:
Proceeds from long-term borrowing                 100,000      401,602      239,528
Reduction of long-term debt                      (170,467)    (935,128)    (606,773)
Principal payments for obligations under
  capital leases (2)                               (9,850)     (16,735)     (16,719)
Proceeds from exercise of stock options             7,532       14,553        7,235
Other changes in equity                               554        6,572        1,674
Cash dividends                                    (56,905)     (51,007)     (43,592)
                                               __________   __________   __________
Net cash used in financing activities            (129,136)    (580,143)    (418,647)
                                               __________   __________   __________
Net increase (decrease) in cash and cash
  equivalents                                       5,532      (17,244)      (6,000)

Cash and cash equivalents:
Beginning of year                                  54,048       71,292       77,292
                                               __________   __________   __________
End of year                                    $   59,580   $   54,048   $   71,292
                                               ==========   ==========   ==========

(1)  Restated to reflect adoption of Statement of Financial Accounting Standards
     No. 109, "Accounting for Income Taxes," as if effective at the beginning of fiscal 1989.

(2)  Amounts reflected are net of effects of the disposition of divisions.

See notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity (1)

                                                  Additional
                                        Common       Paid-In     Retained   Treasury
(In thousands, except per share data)    Stock       Capital     Earnings      Stock         Total
__________________________________________________________________________________________________

Balances at beginning of 1991,
  as previously reported               $ 36,136     $324,812   $1,078,688   $(88,815)   $1,350,821
Restatement (2)                                                  (148,990)                (148,990)
                                       ________     ________   __________   ________    __________

Balances at beginning of 1991,
  restated (2)                           36,136      324,812      929,698    (88,815)    1,201,831

Net earnings -- 1991 (2)                                          199,282                  199,282
Issuance of 378,314 shares of
  stock for stock options and awards                   1,647                   5,588         7,235
Common dividends ($.32 per share)                                 (43,592)                 (43,592)
Issuance of 72,271,078 shares of
  stock to effect a 2-for-1 stock
  split                                  36,135      (36,135)                                    0
Purchase of 696 shares for treasury                                              (28)          (28)
Other                                                  1,702                                 1,702
                                       ________     ________   __________   ________    __________
Balances at year-end 1991                72,271      292,026    1,085,388    (83,255)    1,366,430

Net earnings -- 1992 (2)                                          207,466                  207,466
Issuance of 1,097,770 shares of
  stock for stock options and awards                      29                  14,524        14,553
Common dividends ($.36 per share)                                 (51,007)                 (51,007)
Stock Purchase Incentive Plans
  including issuance of 2,273,000
  shares                                             (34,845)                 35,892         1,047
Purchase of 626 shares for treasury                                              (11)          (11)
Other                                                  5,536                                 5,536
                                       ________     ________   __________   ________    __________
Balances at year-end 1992                72,271      262,746    1,241,847    (32,850)    1,544,014

Net earnings -- 1993                                              247,090                  247,090
Issuance of 524,258 shares of
  stock for stock options and awards                     579                   6,953         7,532
Common dividends ($.40 per share)                                 (56,905)                 (56,905)
Stock Purchase Incentive Plans including
  issuance of 120,000 shares                          (3,389)                  1,446        (1,943)
Declaration of 72,271,078 shares of
  stock to effect a 2-for-1 stock
  split                                  72,271      (72,271)                                    0
Purchase of 498 shares for treasury                                              (11)          (11)
Other                                                  2,508                                 2,508
                                       ________     ________   __________   ________    __________

Balances at year-end 1993              $144,542     $190,173   $1,432,032   $(24,462)   $1,742,285
                                       ========     ========   ==========   ========    ==========

(1)  Restated as necessary to reflect the March 1994 two-for-one stock split.
(2)  Restated to reflect adoption of Statement of Financial Accounting Standards No. 109,
     "Accounting for Income Taxes," as if effective at the beginning of fiscal 1989.

See notes to consolidated financial statements

Notes to Consolidated Financial Statements


Significant Accounting Policies
_______________________________

Fiscal Year. The fiscal year of the Company ends on the Saturday nearest to January 31. All references herein to "1993", "1992" and "1991" mean the 52-week fiscal years ended January 29, 1994, January 30, 1993 and February 1, 1992, respectively.

Basis of Consolidation. The consolidated financial statements include the accounts of American Stores Company and all subsidiaries. Accordingly, all references herein to "American Stores Company" include the consolidated results of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Inventories. The Company uses the LIFO (last-in, first-out) method of accounting for the majority of its inventories. Under this method, the cost of merchandise sold reported in the financial statements approximates current costs and thus reduces the distortion in reported earnings due to increasing cost.
The remaining inventories are computed by either the FIFO (first-in, first-out) or average cost method.

Industry Segment. The Company operates in a single industry segment, the retail sale of food and drug merchandise.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair value.

Depreciation and Amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated useful life of the property or over the term of the lease, whichever is shorter.

Goodwill. Goodwill, principally from the acquisition of Lucky Stores, Inc. in 1988, represents the excess of cost over fair value of net assets acquired and is being amortized over 40 years using the straight-line method.

Costs of Opening and Closing Stores. The costs of opening new stores are charged against earnings as incurred. When operations are discontinued and a store is closed, the remaining investment, net of salvage value, is charged against earnings and, for leased stores, a provision is made for the remaining lease liability, net of expected sublease income.

Income Taxes. The Company provides for deferred income taxes or credits as temporary differences arise in recording income and expenses between financial reporting and tax reporting. Amortization of goodwill is not deductible for purposes of calculating income tax provisions.

Net Earnings Per Share. Net earnings per share are determined by dividing the weighted average number of shares outstanding during the year into net earnings.

Common share equivalents in the form of stock options are excluded from the calculation since they have no material dilutive effect on per share figures. The assumed conversion of subordinated convertible debt into common stock had no material dilutive effect on net earnings per share in fiscal years 1991 to 1993. However, in the fourth quarters of 1993 and 1992, the assumed conversion of subordinated convertible debt and stock options into common stock resulted in dilution of earnings per share greater than 3%.

Environmental Remediation Costs. Costs incurred to investigate and remediate contaminated sites, caused primarily by defective underground petroleum storage tanks, are expensed unless the remediation extends the economic useful life of the assets employed at the site.

Self-insurance. The Company is self-insured for property loss, workers' compensation, general liability and automotive liability, subject to specific retention levels. The Company is also self-insured for health care claims for eligible active and retired associates. Consulting actuaries assist the Company in determining its liability for self-insured claims. The Company is required in certain cases to obtain letters of credit to support its self-insured status.

At year-end 1993, the Company's self-insured liabilities were supported by approximately $300 million of undrawn letters of credit. Self-insured liabilities, with the exception of postretirement health care benefits, are not discounted.

Business and Properties
_______________________

The Company, through its subsidiaries, is engaged primarily in the operation of retail stores, selling food and drug merchandise through 1,695 retail food, drug and combination food/drug stores in 27 states as of year-end 1993, which includes 148 jointly operated Jewel Osco combination stores which are counted as two separate stores. The Company and its subsidiaries also own or lease office facilities, land held for future retail locations and various manufacturing, warehousing and distribution facilities throughout the country.

Inventories
___________

Approximately 93% of inventories are accounted for using the LIFO method for inventory valuation. If the FIFO and average cost methods had been used, inventories would have been $303.3 million, $296.1 million and $295.7 million higher at year-end 1993, 1992 and 1991, respectively. The LIFO charge to earnings was $7.2 million in 1993, $16.5 million in 1992 and $34.9 million in 1991.

Advertising Expense
___________________

Advertising expense from comparable operations (excluding the disposed divisions described below) amounted to $169.5 million in 1993, $172.7 million in 1992 and $172.5 million in 1991. Total advertising expense amounted to $174.6 million and $196.6 million in 1992 and 1991, respectively.

Stock Split
___________

On March 21, 1994, the Board of Directors declared a two-for-one stock split which will be payable to shareholders on April 21, 1994. All references to the number of shares and per share amounts have been restated to reflect the effect of the split.

Extraordinary Item
__________________

Earnings for 1993 were impacted by charges incurred in the early retirement of debt which are accounted for as an extraordinary item. In connection with the debt restructuring, the Company extinguished $146.0 million of debt and expensed the related costs of prepaying such debt and related derivatives. The restructuring resulted in an extraordinary pre-tax loss of $25 million ($15 million, net of tax) or $.11 per share.

Disposition of Divisions
________________________

In April 1992, the Company sold 74 Jewel Osco combination stores and related support facilities located in Texas, Arkansas, Oklahoma and Florida, with a basis of $454.2 million, for $430.7 million in cash. The assets sold consisted primarily of property, plant, equipment and inventories. In the second quarter of 1991, the Company sold 100% of its stock in Alpha Beta Company for $241 million in cash (subject to certain balance sheet adjustments) and the assumption of $10 million in capitalized lease obligations. The Company also sold 51 Osco stores in the second quarter of 1991, consisting primarily of property, plant, equipment and inventories, for $52.6 million in cash. The net book value of the assets sold in 1991 was $147.0 million.

Restatement
___________

At the beginning of fiscal 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS No. 109) as if it were effective at the beginning of fiscal 1989. SFAS No. 109 provides that income taxes are accounted for using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial basis and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS No. 109, income tax expense was determined using the deferred method. Deferred tax assets and liabilities were based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the differences originated. In addition, SFAS No. 109 provides that deferred taxes are established for the value of assets acquired and liabilities assumed in business combinations instead of reducing their reported values to net-of-tax amounts. Therefore, amounts in the balance sheet previously reported net-of-tax have been restated to their pre-tax amounts and the Company's prior year financial statements have been restated. Net earnings were increased by $1.1 million or $.01 per share in 1992 and decreased by $.2 million with no per share impact in 1991. Retained earnings were decreased by $148.0 million at year-end 1992 and $149.1 million at year-end 1991. Retained earnings at the beginning of 1991 were reduced by $149.0 million. The effect of the adoption of SFAS No. 109 on total assets was an increase of $218.8 million and $243.4 million in 1992 and 1991, respectively.

Cumulative Effect of Accounting Change
______________________________________

The Company adopted Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," effective at the beginning of fiscal year 1991, resulting in a benefit obligation of $40.7 million in 1991 (net of taxes of $27.2 million) recognized as a cumulative effect of an accounting change. In prior years, the Company charged expenses relating to postretirement benefits to earnings under the pay-as-you-go method. The Company elected immediate recognition of a transition obligation equal to the accumulated and vested postretirement benefit obligations to existing retirees and active associates as of the date of adoption. The total cumulative effect of this accounting change was to decrease net earnings by $.29 per share in 1991.

Debt
____

In 1988, the Company entered into an agreement with a group of banks that provided a $2.1 billion amortizing term loan and a $1.0 billion revolving credit facility, both of which expire May 31, 1996. During 1993, the balance of the amortizing term loan was repaid. At year-end 1993, the banks' commitment under the revolving credit facility was $800 million. Interest rates for borrowings under the facility are established at the time of borrowing, through three different pricing options, one of which is the prime rate. Terms of the revolving credit facility provide for borrowings from participating banks or borrowing through issuance of commercial paper which is supported by the facility.

At year-end 1993, the Company also had lines of credit with various banks which allow it to borrow up to $460 million, of which $125 million was committed and $335 million was uncommitted. The lines of credit are used for short-term borrowings and are reviewed annually for renewal. Commitment fees are paid for the committed lines of credit.

The outstanding debt under the credit facilities described above has been classified as long-term debt since the total amount outstanding did not exceed the amount of bank commitments extending beyond one year.

On February 18, 1994, the Company filed a shelf registration statement with the Securities and Exchange Commission to issue up to $800 million in debt securities. Debt issued pursuant to the registration statement will be used to retire existing debt obligations and for other general corporate purposes.

In 1993, the Company issued $100 million of Medium Term Notes, Series A at an average interest rate of 7.2%. In 1992, the Company issued $250 million of 9-1/8% Notes due April 1, 2002 and $150 million of Medium Term Notes, Series A at an average interest rate of 8.4%.

In 1991, the Company issued $175 million of 7-1/4% Convertible Subordinated Notes due 2001. The notes are convertible, at the option of the holder, at any time prior to maturity, unless previously redeemed, into 44.444 shares of common stock per $1,000 principal amount of notes (equivalent to $22.50 per share of common stock). On and after September 15, 1994, the notes may be redeemed at the option of the Company at predetermined prices.

The aggregate amounts of debt maturing in each of the next five fiscal years are listed below:

(In thousands of dollars)
_____________________________________________
1994                               $   66,830
1995                                  133,292
1996                                  783,944
1997                                   59,613
1998                                   75,842
Thereafter                            951,175
                                   __________
                                   $2,070,696
                                   ==========

The Company's various loans secured by real estate are collateralized by properties with a net book value of $199.1 million at year-end 1993.


The carrying amounts of the Company's bank borrowings with variable interest rates approximate fair value. The fair value of the Company's borrowings with fixed interest rates is estimated using discounted cash flow analyses, based on current market rates where available, or on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of outstanding debt as of year-end 1993 was $2.3 billion compared to the carrying value of $2.1 billion.




A summary of debt is as follows:

(In thousands of dollars)                                 1993         1992          1991
__________________________________________________________________________________________

Public Debt (unsecured):
Medium Term Notes--fixed interest rates due
  1997 through 2003--average interest rate
  7.9%                                              $  250,000    $  150,000
9-1/8% Notes due 2002                                  248,868       248,779
7-1/4% Convertible Subordinated Notes due 2001         174,997       174,997   $  175,000
9-3/4% Eurobond Notes due 1994                         100,000       100,000      100,000

Bank Borrowings (unsecured):
Term loan--variable interest rates,
  effectively due 1996--average interest rates
  3.8% in 1993, 5.1% in 1992 and 7.1% in 1991                        100,000      716,000
Revolving credit facility--variable
  interest rates, effectively due 1996--
  average interest rates 3.6% in 1993, 4.2%
  in 1992 and 6.4% in 1991                             450,000       300,000      300,000
Lines of credit and commercial paper--
  variable interest rates, effectively
  due 1996                                             128,000       259,000      413,519
Other borrowings--due 1992 through 1995--
  average interest rates 9.5% in 1993,
  9.4% in 1992 and 9.2% in 1991                        140,000       155,000      182,000
9.65% due in 1996                                      138,803       138,803      138,803

Other Unsecured Debt:
9.75% due in 1999                                      160,000       160,000      160,000
10.63% due in 2004                                     108,893       108,893      108,893
Other--due through 2004--average interest
  rates 9.8% in 1993, 9.9% in 1992
  and 9.5% in 1991                                      58,353        60,802       64,147

Debt Secured by Real Estate:
Fixed interest rates--due through 2014--
  average interest rate 13.7% in 1993                  112,782       184,889      316,328
                                                    __________    __________   __________
Outstanding debt                                     2,070,696     2,141,163    2,674,690
Less current maturities                                 66,830        54,699      114,409
                                                    __________    __________   __________

Long-term debt                                      $2,003,866    $2,086,464   $2,560,281
                                                    ==========    ==========   ==========

Interest Costs
______________

The Company capitalized interest costs associated with construction projects of $3.4 million, $2.0 million and $4.0 million in 1993, 1992 and 1991, respectively.

The Company made cash payments for interest (net of amounts capitalized) of $175.2 million, $192.7 million and $251.2 million in 1993, 1992 and 1991, respectively.

Leases
______

The Company leases retail stores, offices, warehouses and distribution facilities. Initial lease terms generally range from 20 to 25 years, plus renewal options, and may provide for contingent rent based on sales volume in excess of specified levels.

The summary below shows the aggregate future minimum rent commitments at year-end 1993 for both capital and operating leases. Operating leases are shown net of an aggregate $65.5 million of minimum rent income receivable under non-cancellable subleases. Operating leases also exclude the amortization of acquisition-related fair value adjustments.

                                                         Operating     Capital
(In thousands of dollars)                                   Leases      Leases
______________________________________________________________________________

1994                                                  $  148,751    $ 20,137
1995                                                     141,375      19,072
1996                                                     132,771      18,222
1997                                                     123,125      16,405
1998                                                     114,129      14,628
Thereafter                                               861,281      78,017
                                                      __________    ________
Total minimum rent commitments                        $1,521,432     166,481
                                                      ==========
Less executory costs (such as taxes, insurance
  and maintenance) included in capital leases                          2,530
                                                                    ________
Net minimum lease payments                                           163,951
Less amount representing interest                                     66,648
                                                                    ________
Obligations under capital leases, including $9.7
   million due within one year                                      $ 97,303
                                                                    ========

Rent expense, excluding the amortization of acquisition-related fair value adjustments of $14.9 million in 1993, $15.0 million in 1992 and $14.8 million in 1991, was as follows:

                         Minimum    Sublease               Contingent      Total
(In thousands of dollars)   Rent        Rent         Net         Rent       Rent
________________________________________________________________________________
1993                     $173,910     $ 9,133    $164,777      $29,809  $194,586
1992                      163,070      10,705     152,365       32,174   184,539
1991                      172,146       9,896     162,250       35,410   197,660


Income Taxes
____________

At the beginning of fiscal 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." See the section entitled "Restatement" in Notes to Consolidated Financial Statements.

Federal and state income taxes charged to earnings before extraordinary item and the cumulative effect of changes in accounting principles are summarized below:

(In thousands of dollars)                      1993         1992         1991
______________________________________________________________________________

Current:
  Federal                                  $200,845     $152,887     $164,608
  State                                      51,932       41,773       44,975
Deferred:
  Federal                                   (26,510)     (18,426)      (8,601)
  State                                      (7,552)      (5,419)      (2,530)
                                           ________     ________     ________
Federal and state income taxes             $218,715     $170,815     $198,452
                                           ========     ========     ========

The recently enacted Omnibus Budget Reconciliation Act of 1993 increased the Company's annual effective federal tax rate by one percent retroactive to January 1, 1993. The change in rates increased deferred taxes under SFAS No. 109, "Accounting for Income Taxes," and resulted in a one-time charge of approximately $4.0 million or $.03 per share.

Cash payments of income taxes were $201.8 million, $199.2 million and $250.9 million in 1993, 1992 and 1991, respectively.

The Company's effective income tax rate differs from the statutory federal income tax rate as follows:

(Percent of earnings before income taxes)      1993         1992         1991
______________________________________________________________________________


Statutory federal income tax rate             35.0%        34.0%        34.0%
State income tax rate, net of federal
  income tax effect                            5.5          5.6          5.8
Goodwill amortization                          4.5          5.6          4.8
Tax credits                                   (0.3)        (0.8)        (0.6)
Other                                          0.8          0.8          1.3
                                              ____         ____         ____
Effective income tax rate                     45.5%        45.2%        45.3%
                                              ====         ====         ====


Deferred tax benefits and liabilities as of year-end 1993 related to the following temporary differences:

(In thousands of dollars)                Benefits     Liabilities       Total
______________________________________________________________________________

Basis in fixed assets                    $ 32,711      $(257,392)   $(224,681)
Self-insurance reserves                   248,087              0      248,087
Purchase accounting valuation              93,982       (434,400)    (340,418)
Compensation and benefits                  32,740        (23,233)       9,507
Miscellaneous accruals                     24,387              0       24,387
Other, net                                  8,588              0        8,588
                                         ________      _________    _________
                                         $440,495      $(715,025)   $(274,530)
                                         ========      =========    =========

No valuation allowances have been considered necessary in the calculation of deferred tax benefits.

Stock Option Plans
__________________
The Company's 1989 Stock Option and Stock Award Plan (the "1989 Plan") provides for the grant of options to purchase shares of common stock, the grant of stock appreciation rights and the issuance of restricted stock awards for an aggregate of up to 4.8 million shares of common stock, subject to certain antidilution adjustments. The 1989 Plan also provides for the grant of certain stock appreciation rights in connection with a Change of Control (as defined) of the Company ("limited stock appreciation rights") for an aggregate of up to approximately 3.0 million shares. At year-end 1993, there were 4.1 million shares reserved for future grants under the 1989 Plan.

The Company's 1985 Stock Option and Stock Award Plan (the "1985 Plan") provides for the grant of options to purchase shares of common stock, the grant of stock appreciation rights and the issuance of restricted stock awards for an aggregate of up to 4.0 million shares of common stock, subject to certain antidilution adjustments. At year-end 1993, there were 0.2 million shares reserved for future grants under the 1985 Plan.

At year-end 1993, there were 343,000 shares under stock options outstanding under the 1989 Plan, 1,566,466 shares under stock options outstanding under the 1985 Plan and 273,938 shares under stock options outstanding under an expired plan.

Compensation relating to stock option and award plans decreased pre-tax earnings by $3.1 million in 1993, $7.6 million in 1992 and $6.1 million in 1991. The average exercise price of stock options exercised during 1993 was $10.20 per share. The average exercise price per share for outstanding options was $11.20, $10.98 and $7.77 in 1993, 1992 and 1991, respectively.

A summary of stock options is as follows:

(In thousands of shares)                       1993         1992         1991
______________________________________________________________________________


Outstanding at beginning of year              3,008        3,695        4,673
Granted                                                      835
Exercised                                      (715)      (1,345)        (675)
Forfeited                                      (110)        (177)        (303)
                                              _____        _____        _____
Outstanding at end of year                    2,183        3,008        3,695
                                              =====        =====        =====
Exercisable at end of year                    1,067        1,098        1,143
                                              =====        =====        =====
Reserved for future grants                    4,298        4,217        4,939
                                              =====        =====        =====


Stock Purchase Incentive Plans
______________________________
In 1992, the Company's shareholders approved both the American Stores Company Key Executive Stock Purchase Incentive Plan and the American Stores Company Board of Directors Stock Purchase Incentive Plan (the "Plans"). The Plans are intended to promote the long-term growth and financial success of the Company, and to strengthen the link between management and shareholders by (a) providing key executives and directors of the Company with an opportunity to significantly increase their ownership of stock coupled with incentive awards based in part on the performance of the Company's stock relative to the stock performance of comparable companies in the retail food and drug industry, (b) providing this opportunity in a manner that places key executives and directors at risk in the event of poor Company performance and (c) encouraging the retention of such key executives and directors by requiring the forfeiture of certain incentive awards under the Plans if employment with the Company or service on the Board is terminated.

During 1993 and 1992, the Company awarded to certain directors and key executive officers the right to purchase a specified number of shares of the Company's stock and extended to such directors and officers full recourse interest bearing purchase loans to acquire the stock. The stock purchased by the directors and officers with the purchase loans was issued from treasury shares. The purchase loans have an eight year term and accrue interest at the "applicable federal rate" (as determined by Section 1274(d) of the U.S. Internal Revenue Code) compounded annually. Interest rates on the loans outstanding range from 5.3 to 7.0%. The acquisition price of the stock was the average high and low value on the day acquired, as reported on the New York Stock Exchange. At year-end 1993, 2,393,000 shares were held by the executives and directors pursuant to the Plans, having a corresponding loan balance of $45.8 million. The aggregate principal of these notes outstanding is recorded as a reduction of additional paid-in capital in the balance sheet.

Participants purchasing stock under the Plans are eligible for a deferred cash incentive award which is generally payable at the end of a five-year performance cycle. One-half of the deferred award will be based on the continuation of service with the Company ("Service Component"), and the other half will be based on the Company's relative stock price performance versus a selected group of companies in the retail food and drug industry ("Performance Component"). The maximum combined Performance Component and Service Component payable to participants will not exceed the original principal amount of the purchase loan plus accrued but unpaid interest. The estimated deferred cash incentive award earned to date is recognized as a liability in the balance sheet.

Preferred Share Purchase Rights
_______________________________
During March 1988, the Board of Directors of the Company declared a distribution of one Preferred Share Purchase Right for each outstanding share of the Company's common stock.

Each Right entitles shareholders to purchase one four-hundredth of a share of a new series of preferred stock at an exercise price of $62.50. The Rights will be exercisable only if a person or group acquires 20% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 20% or more of the Company's common stock. The Rights will not apply to a 20% or greater position held by Mr. L. S. Skaggs, the Company's Chairman, or certain other related parties. The Company will be entitled to redeem the Rights at one-quarter cent per Right any time before a 20% or greater position has been acquired. Additionally, the Company may lower the 20% threshold to not less than the greater of (i) any percentage greater than the largest percentage of common stock known by the Company to be owned by any person (other than L. S. Skaggs) and (ii) 10%.

If the Company is acquired in a merger or other business combination transaction, each Right will "flip over" and entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Right's exercise price.

In addition, if a person or group acquired 20% or more of the outstanding Company common stock, each Right will "flip in" and entitle all other holders to purchase, at the Right's then current exercise price, a number of shares of the Company's common stock having a market value of twice the Right's exercise price. Further, at any time after a person or group acquires 20% or more of the outstanding Company common stock but prior to the acquisition of 50% of such stock, the Board of Directors may, at its option, exchange part or all of the Rights (other than rights held by the acquiring person or group) for shares of the Company's common stock at an exchange rate of one share of common stock for each Right.

Postretirement Health Care Benefits
___________________________________
The Company provides certain health care benefits to eligible retirees of certain defined employee groups under two unfunded plans, a defined dollar and a full coverage benefit plan.

The following schedule sets forth the postretirement benefit liability included in the Company's balance sheet:

                                                               Year-end
                                                   _____________________________
(In thousands of dollars)                              1993       1992      1991

________________________________________________________________________________

Current retirees                                    $45,389    $46,766   $47,494
Current active employees                             20,893     19,100    17,477
Unrecognized gain                                     1,612      1,191     2,919
                                                    _______    _______   _______
Accumulated postretirement
 benefit obligation ("APBO")                         67,894     67,057    67,890
Plan assets at fair value                                 0          0
0
                                                    _______    _______   _______
APBO in excess of plan assets                       $67,894    $67,057   $67,890
                                                    =======    =======   =======

The expense for postretirement health care benefits was approximately $5.9 million in 1993, $5.2 million in 1992, including adjustment of the accumulated postretirement benefit obligation and $6.3 million in 1991, excluding recognition of the transition obligation. See "Cumulative Effect of Accounting Change" in Notes to Consolidated Financial Statements.

The net postretirement health care benefit expense for each year included the following components:

(In thousands of dollars)                        1993       1992         1991
______________________________________________________________________________

Service cost                                   $1,027     $1,083      $ 1,083
Interest cost                                   4,827      5,197        5,197
Adjustment of APBO                                        (1,032)
Recognition of APBO                                                    67,890
                                               ______     ______      _______
                                               $5,854     $5,248      $74,170
                                               ======     ======      =======

The Company assumed no increase in the cost of the defined dollar benefit plan and a 13% annual rate of increase for health care costs for the full coverage plan for 1993, decreasing to 4.9% by the year 2002. A discount rate of 7.4% was used to determine the APBO.

Increasing the assumed health care cost trend rates for both plans by one percentage point in each year would have resulted in no increase in the APBO at year-end 1993 for the defined dollar plan and a $2.5 million increase for the full coverage plan. The aggregate of the service cost and interest cost components of the net postretirement health care benefit expense for 1993 would have resulted in no increase for the defined dollar benefit plan and a $0.2 million increase for the full coverage plan.

Retirement Plans
_________________

The Company sponsors and contributes to a defined contribution retirement plan, American Stores Retirement Estates ("ASRE"). This plan was authorized by the Board of Directors for the purpose of providing retirement benefits for associates of American Stores Company and its subsidiaries. The plan covers employees meeting age and service eligibility requirements, except those represented by a labor union, unless the collective bargaining agreement provides for participation. Contributions to ASRE are made at the discretion of the Board of Directors.

The Company also contributes to multi-employer defined benefit retirement plans in accordance with the provisions of the various labor contracts that govern the plans. The multi-employer plan contributions are generally based on the number of hours worked. Information about these plans as to vested and non-vested accumulated benefits and net assets available for benefits is not attainable.

Retirement plans expense in each year was as follows:

(In thousands of dollars)                      1993         1992         1991
______________________________________________________________________________


Company sponsored plans                    $ 79,626     $ 75,118     $ 69,500
Multi-employer plans                         62,859       65,126       66,135
                                           ________     ________     ________
                                           $142,485     $140,244     $135,635
                                           ========     ========     ========

Effective December 31, 1984, the Board of Directors of the Company authorized the termination of the Company sponsored defined benefit retirement plan, American Stores Company Retirement Plan (the "Plan"). In 1986, the Company and an affected employee filed a declaratory judgment action against the Plan and American Stores Company Benefit Plans Committee in the U.S. District Court for the District of Utah (Central Division). The Company sought a judicial determination that the termination of the "Rule of 80" (sum of age and years of service) early retirement feature of the Plan was proper and that qualifying individuals would be entitled to participate in a "shortfall supplement program."

In July 1992, the District Court ruled that "Rule of 80" benefits had been terminated for those Plan participants whose age and service years equaled less than 80 by the close of business on February 2, 1985, but that the "Rule of 80" pension was not terminated with respect to those employees whose age and service years equaled 80 or more by the close of business on February 2, 1985, and who had not attained age 55 by such date. In the first quarter of 1993, as a result of the ruling, the Company recognized $45.7 million of the $59 million previously provided to the Plan as other income. The remaining $13.3 million was required to be paid by the Plan to 139 Plan participants for "Rule of 80" pension benefits. Based on the results of the litigation, a condition for funding the "shortfall supplement" program was not met and the Company has determined that no payments are to be made pursuant to such program.

Legal Proceedings
_________________

In addition to other litigation arising in the ordinary course of the Company's business, two of its subsidiaries are defendants in the legal proceedings described below.

Stender Litigation. The Northern Division of Lucky Stores, Inc. ("Lucky"), is a defendant in a certified class action filed in 1988 in the U.S. District Court for the Northern District of California on behalf of 20,000 female and 3,500 black potential claimants who have been or are employed in Lucky's grocery, produce, delicatessen and general merchandise departments. The claimants alleged, among other things, that Lucky's initial placement, promotion, movement to full-time status, training, transfer and work hour assignment practices have been discriminatory on the basis of sex and race, in violation of federal and California law.

In August 1992, Lucky settled all issues applicable to the race claimants by paying $350,000 and attorneys' fees to the race claimants and establishing policies and procedures to address the race claimants' concerns. In October 1992, the judge and the class approved the settlement, which became a consent decree and completely resolved the race claims.

In January 1994, the Company obtained a tentative court order approving settlement of all issues applicable to the remaining claimants. These settlement terms provide for the payment of cash damages of up to $60.5 million payable on or after January 1, 1995, and attorneys' fees and costs in the amount of $13.8 million payable within 30 days of the final order. The Company received payment from insurance carriers in the amount of $31.6 million and the remaining $42.7 million amount payable has been fully reserved. The settlement also provides for contingent damages of up to $13 million if the Company does not meet certain goals over a seven year period and requires the Company to commit to employ certain prescribed practices to implement the settlement. The Company satisfied the goals for 1992-93, has already exceeded the goals for 1993-94, and believes the likelihood of a failure to meet the defined goals is remote. Accordingly, the Company has not established reserves for this contingency. The Company expects that the terms of the settlement will be approved at a Fairness Hearing to be held April 24, 1994.

Salmonella Litigation. Jewel Companies, Inc. remains subject to a certified class action in connection with the production and sale by Jewel in March and April 1985 of milk that contained Salmonella typhimurium. Jewel entered into a settlement agreement with class counsel in which Jewel acknowledged liability for compensatory damages to proper class claimants and established a claims facility to process class claims. As of year-end 1993, there remained approximately 45 of the original 16,000 class claimants. The preparation of offers to, and/or negotiations with, the remaining claimants is proceeding. Additionally, Jewel continues to be a defendant in approximately 8 lawsuits involving approximately 19 persons who opted out of the class. Some of these remaining suits involve allegations of wrongful death, serious injury or permanent disability.

Costs of settlement and defense expenses associated with the Salmonella claims and lawsuits exceeded the amount of available insurance coverage and, in the fourth quarter of 1991, the Company increased its reserves with a $19.6 million pre-tax charge to earnings. The Company believes that the total reserves for this litigation should be sufficient to resolve the remaining compensatory claims and expenses stemming from the 1985 outbreak.

Contingencies
_____________

The Company, from time to time, has disposed of leased properties and may retain certain contingent lease liabilities, either by contract or law. Although the Company is unaware of any material assertions against it from such dispositions, such claims may arise in the future. If such claims were asserted, the expense to the Company would consist of unpaid lease obligations, such as rents, which may be offset by subletting the property, negotiating favorable lease terminations, operating the facilities or applying existing reserves.

The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). At most such locations, remediation is either underway or completed. One of the Company's subsidiaries, Acme Markets, Inc., has been identified by the Environmental Protection Agency as a potentially responsible party (PRP) for the costs of cleaning up a hazardous waste disposal site in New Jersey pursuant to the Comprehensive Environmental Response Compensation and Liabilities Act of 1980 (CERCLA) and other environmental laws. Numerous other parties have also been identified as PRPs at the site. Although liability under CERCLA may be joint and several and the Company cannot yet determine the total liability of all PRPs, the Company believes that its potential exposure is limited because Acme was a de minimis contributor to the site and the other PRPs include many other large, solvent public companies. Two of the Company's other subsidiaries, Jewel Food Stores, Inc. and Jewel Osco Southwest, Inc. have been identified by the Montana Department of Health and Environmental Services as two of five PRPs for the costs related to the release of hazardous wastes at a Montana site. Jewel and Jewel Osco Southwest have been ordered to investigate and monitor the contamination at the site, along with one other PRP. The Company does not believe that the costs for investigation and remediation will be material; Jewel has also filed suit against other PRPs for contribution to the costs it has incurred and may incur in the future. Charges against earnings for environmental remediation were not material in 1993, 1992 and 1991.
Reserves have been established for each environmental contamination site unless an unfavorable outcome is remote. Although the ultimate outcome and expense of environmental remediation is uncertain, the Company believes that required remediation and continuing compliance with environmental laws in excess of current reserves will not have a material adverse effect on the financial position or results of operations of the Company.

Quarterly Results (unaudited)
_____________________________

In the opinion of management, all adjustments necessary for a fair presentation have been included:

                                            First       Second        Third       Fourth        Fiscal
(In thousands, except per share data)(1)   Quarter      Quarter      Quarter      Quarter(2)     Year
_________________________________________________________________________________________________________

1993
Sales                                    $4,668,105   $4,693,057   $4,531,715   $4,870,562   $18,763,439
Gross profit                              1,201,785    1,224,186    1,195,398    1,326,463     4,947,832
Operating profit                            118,108      153,695      136,994      233,085       641,882
Gains (losses) on asset sales, other         31,665       (2,544)         699       (5,692)       24,128
Earnings before extraordinary item           56,507       58,501       45,408      101,674       262,090
Extraordinary item -- early retirement of
  debt - net of taxes                       (15,000)                                             (15,000)
Net earnings                                 41,507       58,501       45,408      101,674       247,090
Earnings per share before
  extraordinary item                           $.40         $.41         $.32         $.72         $1.85
Extraordinary item                             (.11)                                                (.11)
Net earnings per share(3)                       .29          .41          .32          .72          1.74
Fully diluted earnings per share                                                       .69



1992 (4)
Sales                                    $4,924,074   $4,702,547   $4,574,284   $4,850,275   $19,051,180
Gross profit                              1,230,335    1,226,293    1,203,575    1,315,190     4,975,393
Operating profit                            120,337      150,108      132,593      220,276       623,314
Gains (losses) on asset sales, other        (28,381)      (3,633)      (2,016)      (1,086)      (35,116)
Net earnings                                 18,268       51,231       43,222       94,745       207,466
Net earnings per share(3)                      $.13         $.37         $.31         $.67         $1.48
Fully diluted earnings per share                                                       .64



1991 (4)
Sales                                    $5,411,583   $5,255,370   $4,939,397   $5,216,606   $20,822,956
Gross profit                              1,328,632    1,306,188    1,229,084    1,343,318     5,207,222
Operating profit                            141,679      154,428      120,171      185,710       601,988
Gains (losses) on asset sales, other         (1,790)     114,352       (3,639)     (10,206)       98,717
Earnings before cumulative effect of a
  change in accounting principle             35,959      116,313       28,895       58,849       240,016
Cumulative effect of a change in accounting
  principle--

    Postretirement health care benefits     (40,734)                                             (40,734)
Net earnings                                 (4,775)     116,313       28,895       58,849       199,282
Earnings per share before cumulative
  effect of a change in accounting principle   $.26         $.84         $.21         $.42         $1.73
Cumulative effect of a change in accounting
  principle                                    (.29)                                                (.29)
Net earnings per share (3)                     (.03)         .84          .21          .42          1.44

(1)  Restated as necessary to reflect the March 1994 and July 1991 two-for-one stock splits.
(2)  Operating profit in the fourth quarter has exceeded the prior three quarters in each of the three years presented due to the seasonality of the food and drug retail business.  The holiday season occurring in the fourth quarter benefits the food and drug retail business.  There is also typically an increase in cold and flu occurrences during this quarter which benefits the drug store operations.
(3)  The effect of the assumed conversion of all convertible securities and stock options into common stock would result in dilution of less than 3% unless otherwise set forth herein.
(4)  Restated to reflect adoption of Statement of Financial Accounting Standards No. 109, "Accounting for
     Income Taxes," as if effective at the beginning of fiscal 1989.