Form 10-K, Exhibit 13
period 1995-01-28
AMERICAN STORES CO /NEW/
filed 1995-04-26
CIK 90811

Exhibit 13

Common Stock Market Prices and Dividends

                            1994                        1993                         1992

                 Market Price                 Market Price                 Market Price
                                      Cash                         Cash                          Cash
                                    Dividend                     Dividend                      Dividend
                 High      Low      Declared  High     Low       Declared  High       Low      Declared
First Quarter    $27 3/16  $20 7/8    $.12    $22 3/16 $18 1/8     $.10    $18 5/16   $16       $.088
Second Quarter    26 1/8    23 1/4     .12     23 3/16  20 3/16     .10     18 5/8     15 1/4    .088
Third Quarter     27 1/8    23 3/4     .12     24 5/8   19 7/8      .10     21 1/4     17 9/16   .088
Fourth Quarter    27 3/4    24         .12     22 1/4   19 7/8      .10     23 1/2     20 1/8    .10
Annual Dividend                       $.48                         $.40                         $.36

The market price range on the New York Stock Exchange and the dividends declared on the Company's stock are set forth in the table above. The common shares of the Company are listed on the New York, Philadelphia, Chicago and Pacific stock exchanges under the trading symbol "ASC". The number of shareholders of record of the Company's common stock at March 24, 1995, was 18,814.

Selected Financial Data

The following consolidated selected financial data of the Company for the last five years should be read in conjunction with the consolidated financial statements and related notes appearing on pages 63 to 76.

Comparisons of the results of operations between fiscal years 1990 to 1994 are rendered difficult due to the Company's disposition of stores. These include the disposition of 45 Acme Markets stores in the fourth quarter of 1994, the 33-store Star Market food division in the third quarter of 1994, 74 Jewel Osco combination food and drug stores in the first quarter of 1992, 145 Alpha Beta Company stores and 59 Osco Drug stores in the second and third quarters of 1991 and the 44-store Buttrey Food and Drug division in the third quarter of 1990. These disposed of stores generated sales in the amounts of $0.8 billion, $1.2 billion, $1.4 billion, $3.4 billion and $5.1 billion in 1994, 1993, 1992, 1991 and 1990, respectively.


 (In thousands of dollars, except per share data)         1994            1993             1992            1991             1990
Sales                                              $18,355,126     $18,763,439      $19,051,180     $20,822,956      $22,155,530

Earnings before extraordinary item
   and cumulative effect of a change
   in accounting principle                            $345,184        $262,090         $207,466        $240,016         $190,068
Extraordinary item - early retire-
   ment of debt - net of taxes                                         (15,000)
Cumulative effect of a change in
   accounting principle -
      Postretirement health care benefits
      - net of taxes                                                                                   (40,734)         ________
Net earnings                                          $345,184        $247,090         $207,466        $199,282         $190,068

Average shares outstanding                             142,767         142,202          140,314         138,364          138,044
Earnings per share before extra-
   ordinary item and cumulative
   effect of a change in accounting
   principle                                             $2.42           $1.85           $1.48            $1.73            $1.38
Extraordinary item                                                        (.11)
Cumulative effect of a change in
   accounting principle-
      Postretirement health care benefits
      - net of taxes                                                                                       (.29)       _________
Net earnings per share                                   $2.42           $1.74           $1.48            $1.44            $1.38
Fully diluted earnings per share                         $2.33           $1.69           $1.44            $1.41              N/A
Cash dividends declared per share                         $.48            $.40            $.36             $.32             $.28
Total assets at year-end                            $7,031,566      $6,927,434       $6,763,793      $7,198,050       $7,511,771
Total debt and obligations under
   capital leases at year-end                       $2,205,291      $2,167,999       $2,248,316      $2,798,578       $3,193,707
Total capital expenditures (1)                        $565,313        $652,928         $476,617        $378,593         $374,007
Store count (2)                                          1,597           1,695            1,672           1,631            1,848
Selling area square footage (3)                         31,179          32,727           32,320          34,428           38,055

(1)  Includes present value of new leases.
(2) Includes both the food and drug sides of Jewel Osco combination stores which are counted as separate stores.
(3) Selling area square footage (in thousands) was 74% of total retail square footage in 1994.

NOTE:  The fiscal year of the Company ends on the Saturday nearest to January
31.  All references herein to "1994", "1993", "1992", "1991" and "1990"
represent the fiscal years ended January 28, 1995, January 29, 1994, January 30,
1993, February 1, 1992 and February 2, 1991, respectively.


Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Total sales and the percentage change in comparable store sales for the 1994, 1993 and 1992 fiscal years are set forth in the tables below. The decrease in total sales is primarily attributable to the disposition of the 33-store Star Market food division in the third quarter of 1994, 45 Acme Markets stores in the fourth quarter of 1994 and 74 Jewel Osco combination food and drug stores in the first quarter of 1992. Sales from continuing operations decreased 0.3% in 1994, 0.2% in 1993 and increased 0.8% in 1992. Sales at comparable stores (stores that have been open at least one year, including replacement stores and excluding Super Saver, the Company's new warehouse-type operation) increased 0.5% in 1994 and decreased 0.7% in 1993 and 0.5% in 1992.

                                        Total Sales


       (In millions of dollars)     1994      1993      1992

       Eastern Food Operations   $ 5,957   $ 6,052   $ 6,200
       Western Food Operations     7,002     7,183     7,135
       Drug Store Operations       4,544     4,322     4,002
       Other                          12        12       270

       Continuing operations      17,515    17,569    17,607
       Disposed of operations        840     1,194     1,444

         Total sales             $18,355   $18,763   $19,051




                                    Comparable Store Sales

       (Percent change)            1994     1993        1992

       Eastern Food Operations      0.7%    (1.5)%     (0.7)%
       Western Food Operations     (1.8)    (1.9)      (2.3)
       Drug Store Operations        4.2      2.6        3.0

          Total                     0.5%    (0.7)%     (0.5)%


Gross profit as a percent of sales increased to 26.8% in 1994, compared to 26.4% in 1993 and 26.1% in 1992. In 1994 the gross profit percentage increased in the eastern food, western food and drug store operations, primarily due to improvements in the mix of products sold, promotional strategies and shrink control. These increases are net of the lower gross profit realized by Super Saver. Warehouse-type operations like Super Saver generate lower gross profit as a percent of sales than traditional food and drug store formats. The increase in 1993 over 1992 was the result of slight improvements in the eastern and western food operations. These increases more than offset the decreases in gross profit percentage in the drug store operations primarily within the prescription drug category and third-party payor plans. The annual pre-tax LIFO charge to earnings amounted to $8.2 million in 1994, $7.2 million in 1993 and $16.5 million in 1992. Lower inflation, particularly in the drug stores, and changes in the mix of inventory have influenced the LIFO calculation over the past three years.

Operating expense as a percent of sales increased to 23.3% in 1994, compared to 23.0% in 1993 and 22.8% in 1992. Operating expense in 1994 included charges of $23.9 million for centralization of administrative functions, including information technology and accounting. Operating expenses in 1994 were also impacted by expenses for the consolidation of the computer data centers and a voluntary severance program initiated at Acme Markets, totaling $11.2 million. Operating expense in 1993 included $7.6 million for the settlement of meat products litigation in California and severance programs stemming from the Company's expense reduction programs ($3.4 million eastern food, $3.5 million western food, $0.7 million drug stores). In addition, operating expenses in 1992 included $17.1 million in costs related to consolidation of administrative functions at the Company's eastern food operations.

Total operating profit for the last three fiscal years is set forth in the table below. Operating profit was 3.5% of sales in 1994, 3.4% of sales in 1993 and 3.3% of sales in 1992. Operating profit from continuing operations increased 4.4% in 1994, 0.8% in 1993 and 5.4% in 1992. The 1994 operating profit in the western food operations was negatively impacted by losses incurred by Super Saver. As the Company continues to develop and build its new warehouse-type operation, it expects to continue to generate losses in 1995.
As the stores mature, the financial results are expected to improve.

                                                Operating Profit

         (In millions of dollars)           1994        1993         1992

         Eastern Food Operations          $258.2      $231.2       $231.4
         Western Food Operations           245.9       248.7        256.7
         Drug Store Operations             228.5       197.0        205.0
         LIFO charge                        (8.2)       (7.2)       (16.5)
         Purchase accounting amortization  (78.6)      (79.2)       (79.5)
         Other                             (14.1)       14.7          3.0

         Continuing operations             631.7       605.2        600.1
         Disposed of operations             18.4        36.7         23.2

           Total operating profit         $650.1      $641.9       $623.3


Interest expense decreased in 1994 and 1993 due to lower average debt levels and lower average interest rates resulting from the refinancing of high coupon borrowings at lower rates. The caption "Other" in 1994 included non-recurring gains of $121.0 million on the sale of the Star Market food division, $41.2 million on the sale of the 45 Acme Markets stores and a charge of $31.3 million for closed store costs. "Other" in 1993 of $24.1 million included $45.7 million of income from the resolution of the "Rule of 80" litigation, which concerned the Company's termination of the early retirement feature of an employee retirement plan. This was offset by approximately $17.2 million of various charges, including costs associated with store closings, integrating acquired stores into existing operations and costs associated with the earthquake in southern California. "Other" was $35.1 million in 1992, primarily from the sale of 74 Jewel Osco combination food and drug stores.

The Company's effective income tax rates were 43.1% in 1994, 45.5% in 1993 and 45.2% in 1992. The Omnibus Budget Reconciliation Act of 1993 increased the Company's annual effective federal tax rate by one percent effective January 1, 1993. The increase in pre-tax earnings in 1994 compared to 1993 and 1992 resulted in a lower income tax rate due to the leverage effect that higher pre-tax earnings have on the fixed goodwill amortization that is not deductible for income tax purposes.

Earnings for 1993 were impacted by charges incurred in the early retirement of debt which were accounted for as an extraordinary item. In connection with the debt restructuring, the Company extinguished $146.0 million of debt and expensed the related costs of prepaying such debt and related derivatives. The restructuring resulted in an extraordinary pre-tax loss of $25 million ($15 million, net of tax).

Net earnings per share amounted to $2.42 in 1994, $1.74 in 1993 and $1.48 in 1992. Comparable earnings per share, which exclude non-recurring items, were $2.03, $1.80 and $1.58 for 1994, 1993 and 1992, respectively, and are described below:

1994                                  Comparable Earnings per Share
Net earnings per share                            $2.42
Gain on sale of Star Market food division          (.50)
Gain on sale of 45 Acme Markets stores             (.17)
Centralization of administrative functions          .10
Consolidation of computer data centers              .03
Acme Markets' voluntary severance program           .02
Closed store costs                                  .13
Comparable earnings per share                     $2.03

1993
Net earnings per share                            $1.74
Legal settlement, severance programs, earthquake
  and store closings                                .11
Resolution of the "Rule of 80" litigation          (.20)
Cumulative adjustment for increase in tax rate      .04
Extraordinary item, early retirement of debt        .11
Comparable earnings per share                     $1.80

1992
Net earnings per share                            $1.48
Loss on sale of 74 Jewel Osco combo stores          .10
Comparable earnings per share                     $1.58

Liquidity and Capital Resources

Cash provided by operating activities decreased by $416.3 million from 1993 to 1994. Tax payments were $152.8 million higher in 1994 than in 1993 as a result of taxable gains from asset dispositions and normal timing of estimated tax payments. The timing of the Stender litigation insurance proceeds, payments for damages, and payments for attorneys' fees caused a decrease in cash of $106 million between 1993 and 1994. The balance of the change is due to changes in the components of working capital and is not indicative of long-term trends. The dispositions of the Star Market food division and the 45 Acme Markets stores during 1994 and 74 Jewel Osco combination food and drug stores during 1992 render the comparison between years more difficult.

Cash capital expenditures amounted to $538.0 million in 1994, $593.8 million in 1993 and $386.1 million in 1992. Additional capital expenditures represented by the net present value of leases amounted to $27.3 million in 1994, $59.1 million in 1993 and $90.5 million in 1992. The increase in capital expenditures in 1994 and 1993 compared to 1992 reflects the effects of the Company's expanded capital expenditure program announced in 1992. The Company opened 49, 39 and 36 new stores in 1994, 1993 and 1992, respectively, and remodeled 166, 233 and 113 stores in 1994, 1993 and 1992, respectively. During 1993 the Company acquired 55 Reliable drug stores and 4 Thrifty drug stores. During 1992 the Company acquired 63 CVS drug stores and the rights to operate 22 CVS health and beauty aid stores and acquired 30 Thrifty and Rx Plus drug stores in Arizona and Nevada. Capital expenditures for fiscal 1995, including the net present value of leases, are expected to approximate $700 million and will be funded through cash flow from operations and existing credit facilities. The Company currently plans to open 75 new stores and remodel an additional 150 stores in 1995.

Proceeds from the disposition of operations consist primarily of the proceeds from the sale of the Star Market food division and the 45 Acme Markets stores of $377.6 million in 1994 and from the sale of 74 Jewel Osco combination food and drug stores of $430.0 million in 1992.

In 1994, the Company entered into a $1.0 billion revolving credit facility expiring in 1999 which replaced an existing $800 million credit facility that would have expired in 1996. The Company repaid $480 million under the prior credit facility and borrowed $480 million under the new facility. The facility is the Company's principal bank credit agreement and is used for direct borrowings and as back-up support for commercial paper and overnight bank borrowings. The new $1.0 billion credit facility has reduced the Company's mandatory debt payments making more of the Company's cash flow available for working capital and capital expenditures. In addition, the Company prepaid a $139 million (9.7%) loan, retired $100 million (9.8%) Eurobonds and borrowed $50 million (6.4%) due in 1996.

The Company has $490 million in uncommitted lines of credit that are used for overnight and short-term bank borrowings. At year-end 1994, the Company had $855 million of debt supported by the credit facility and uncommitted credit facilities, leaving unused committed borrowing capacity of $145 million. The Company believes that its cash flow from operations, supplemented by credit available under the credit facility and uncommitted credit facilities, as well as its ability to refinance debt, will be adequate to meet its presently identifiable cash requirements.

The Company uses derivative financial instruments to manage interest and currency risks on two foreign loans. The Company is exposed to credit losses in the event of nonperformance by the counterparties. Such counterparties are highly rated financial institutions and the Company anticipates they will be able to satisfy their obligations under the contracts. See Debt footnote for a complete description.

Working capital amounted to $200.7 million at year-end 1994 compared to a negative $58.3 million at year-end 1993 and positive $101.2 million at year-end 1992. Fluctuations in the components of working capital are customary.

The Company's ratio of total debt (debt plus obligations under capital leases) to total capitalization (total debt plus shareholders' equity) amounted to 51.8%, 55.4% and 59.3% at year-end 1994, 1993 and 1992, respectively.

Contingencies

The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). Although the ultimate outcome and expense of environmental remediation is uncertain, the Company believes that the required costs of remediation and continuing compliance with environmental laws will not have a material adverse effect on the financial condition or operating results of the Company.

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

The historical costs of property, plant and equipment recorded by the Company were incurred over a period of many years. The cost of replacing property, plant and equipment is generally greater than the cost on the books of the Company as a result of inflation that has occurred over the years since the property, plant and equipment were placed in service.

Organizational Changes

The Company is currently implementing changes that it believes will enhance its organizational effectiveness. Included among these organizational changes is the centralization of certain administrative functions, including the information technology, accounting, real estate and construction functions.
The Company believes these organizational changes will ultimately reduce its operating expenses and enhance its future operating results, although no assurances can be given that such results will be achieved. The Company recorded a charge to operating expenses of $23.9 million in 1994 for centralization of these functions.

The Company is also currently engaged in an effort to re-engineer its supply chain process. This involves streamlining the Company's buying, warehousing, distribution and merchandising activities. Major components of this effort include the development of new software to support these activities, as well as centralized management of certain buying and warehousing activities. The goal is to reduce overall supply chain costs. The re-engineering efforts will continue over the next several years and while the Company believes this effort will ultimately reduce its operating expenses and enhance its future operating results, the beneficial impact cannot presently be quantified.

Recent Developments

On March 9, 1995, the Company completed the redemption of its $175 million 7-1/4% Convertible Subordinated Notes due 2001. The Company issued 5.3 million shares of common stock upon the conversion of $120.3 million principal amount of Notes and the balance of approximately $54.7 million principal amount of Notes was redeemed for cash.


Report of Independent Auditors












Shareholders and Board of Directors
American Stores Company

We have audited the accompanying consolidated balance sheets of American Stores Company and subsidiaries as of January 28, 1995, January 29, 1994 and January 30, 1993, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Stores Company and subsidiaries at January 28, 1995, January 29, 1994 and January 30, 1993, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 28, 1995, in conformity with generally accepted accounting principles.


                                   Ernst & Young LLP




March 16, 1995
Salt Lake City, Utah


Consolidated Statements of Earnings


 (In thousands, except per share data)                  1994         1993           1992
Sales                                            $18,355,126  $18,763,439    $19,051,180
Cost of merchandise sold, including ware-
 housing and transportation expenses              13,436,699   13,815,607     14,075,787

Gross profit                                       4,918,427    4,947,832      4,975,393
Operating and administrative expenses              4,268,359    4,305,950      4,352,079

Operating profit                                     650,068      641,882        623,314

Other income (expense):
 Interest income                                       6,789        4,568          4,477
 Interest expense                                   (170,703)    (189,773)      (214,394)
 Other                                               120,109       24,128        (35,116)

Total other income (expense)                         (43,805)    (161,077)      (245,033)

Earnings before income taxes and extra-
 ordinary item                                       606,263      480,805        378,281
Federal and state income taxes                      (261,079)    (218,715)      (170,815)

Earnings before extraordinary item                   345,184      262,090        207,466
Extraordinary item - early retirement
 of debt - net of taxes                                           (15,000)

Net earnings                                     $   345,184  $   247,090    $   207,466

Average shares outstanding                           142,767      142,202        140,314
Earnings per share before extraordinary
  item                                                 $2.42        $1.85          $1.48
Extraordinary item                                                   (.11)
Net earnings per share                                 $2.42        $1.74          $1.48

Fully diluted earnings per share                       $2.33        $1.69          $1.44

See notes to consolidated financial statements


Consolidated Balance Sheets

                                                                    Year-end

(In thousands of dollars, except per share data)       1994          1993          1992

ASSETS
Current Assets
Cash and cash equivalents                        $  195,689    $   59,580    $   54,048
Receivables                                         291,760       282,124       285,187
Inventories                                       1,526,770     1,539,610     1,576,499
Prepaid expenses                                     48,711        43,265        44,523
Deferred income tax benefits                         69,165        71,230        55,664

Total current assets                              2,132,095     1,995,809     2,015,921

Property, Plant and Equipment, at cost
Land                                                522,014       541,396       496,594
Buildings                                         1,221,871     1,109,737     1,017,665
Fixtures and equipment                            2,168,826     2,092,934     1,887,063
Leasehold improvements                              654,441       654,123       546,108

                                                  4,567,152     4,398,190     3,947,430
Less accumulated depreciation and
  amortization                                    1,800,714     1,694,150     1,505,857

Net property, plant and equipment                 2,766,438     2,704,040     2,441,573

Property Under Capital Leases, less
  accumulated amortization of $103,760
  in 1994, $108,394 in 1993 and $99,689
  in 1992                                            84,690        97,127       108,623

Goodwill, less accumulated amortization
  of $365,271 in 1994, $311,823 in 1993
  and $258,336 in 1992                            1,771,121     1,827,334     1,880,821

Other Assets                                        277,222       303,124       316,855

                                                 $7,031,566    $6,927,434    $6,763,793



Consolidated Balance Sheets (concluded)

                                                                    Year-end

(In thousands of dollars, except per share data)      1994           1993          1992

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current maturities of long-term debt             $  132,019    $   66,830    $   54,699
Current obligations under capital leases              9,195         9,708         9,569
Accounts payable                                    883,329       958,272       958,083
Accrued payroll and benefits                        350,637       303,160       301,653
Current portion of self-insurance reserves          179,595       212,891       202,445
Income taxes payable                                 46,170       118,279        32,072
Other current liabilities                           330,486       384,959       356,185
Total current liabilities                         1,931,431     2,054,099     1,914,706

Long-term Debt,
  less current maturities                         1,988,710     2,003,866     2,086,464
Obligations Under Capital Leases,
  less current obligations                           75,367        87,595        97,584
Self-insurance Reserves, less current portion       464,119       464,451       466,700
Deferred Income Taxes                               320,814       345,760       399,482
Other Liabilities                                   200,204       229,378       254,843

Shareholders' Equity
Common stock of $1.00 par value, authorized
  325,000,000 shares; issued 144,542,156
  shares                                            144,542       144,542        72,271
Additional paid-in capital                          216,418       190,173       262,746
Retained earnings                                 1,708,672     1,432,032     1,241,847
Less cost of treasury stock; 1,571,094 shares
  in 1994, 2,038,454 shares in 1993 and
  2,682,214 shares in 1992                          (18,711)      (24,462)      (32,850)
Total shareholders' equity                        2,050,921     1,742,285     1,544,014
                                                 $7,031,566    $6,927,434    $6,763,793

See notes to consolidated financial statements



Consolidated Statements of Cash Flows


(In thousands of dollars)                              1994          1993          1992

Cash flows from operating activities:
Net earnings                                        $345,184     $247,090      $207,466
Adjustments to reconcile net earnings
 to net cash provided by operating
 activities:
Depreciation and amortization                        407,286      384,307       370,439
Net (gain) loss on asset sales                      (158,448)       16,060        34,227
Deferred income taxes                                (23,247)     (53,722)      (38,766)
Self-insurance reserves and other                    (94,404)     (45,610)      (37,114)
(Increase) decrease in current assets:
 Receivables                                         (26,037)        3,063      (21,792)
 Inventories                                         (46,149)       36,889       (3,864)
 Prepaid expenses                                    (10,347)     (14,308)        24,372
(Decrease) increase in current liabilities:
 Accounts payable                                    (44,369)          189       (3,869)
 Other current liabilities                           (49,866)       28,774      (67,466)
 Accrued payroll and benefits                         41,108        1,507       (6,231)
 Income taxes payable                                (66,611)       86,207        13,380
Total adjustments                                    (71,084)      443,356       263,316
Net cash provided by operating activities            274,100      690,446       470,782

Cash flows from investing activities:
Expended for property, plant and equipment          (538,033)    (593,785)     (386,106)
Proceeds from disposition of operations              377,618                    429,952
Proceeds from sale of assets                          21,680       38,007        48,271
Net cash (used in) provided by
 investing activities                               (138,735)    (555,778)        92,117

Cash flows from financing activities:
Proceeds from long-term borrowing                    530,000      100,000       401,602
Reduction of long-term debt                         (479,967)    (170,467)     (935,128)
Principal payments for obligations under
 capital leases                                      (12,741)      (9,850)      (16,735)
Proceeds from exercise of stock options                7,888        7,532        14,553
Other changes in equity                               24,108          554         6,572
Cash dividends                                       (68,544)     (56,905)      (51,007)
Net cash provided by (used in) financing
 activities                                              744     (129,136)     (580,143)
Net increase (decrease) in cash and cash
 equivalents                                         136,109        5,532      (17,244)

Cash and cash equivalents:
Beginning of year                                     59,580       54,048        71,292

End of year                                         $195,689     $ 59,580      $ 54,048

See notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity


                                                        Additional
(In thousands of dollars,                     Common       Paid-In        Retained   Treasury
except per share data)                         Stock       Capital        Earnings      Stock           Total
Balances at beginning of 1992               $ 72,271      $292,026      $1,085,388  $(83,255)      $1,366,430

Net earnings -- 1992                                                       207,466                    207,466
Issuance of 1,097,770 shares of
  stock for stock options and awards                            29                     14,524          14,553
Dividends ($.36 per share)                                                (51,007)                   (51,007)
Stock Purchase Incentive Plans
  including issuance of 2,273,000
  shares                                                  (34,845)                     35,892           1,047
Purchase of 626 shares for treasury                                                      (11)            (11)
Other                                                        5,536                                      5,536
Balances at year-end 1992                     72,271       262,746       1,241,847   (32,850)       1,544,014

Net earnings -- 1993                                       247,090                                    247,090
Issuance of 524,258 shares of
  stock for stock options and awards                           579                      6,953           7,532
Dividends ($.40 per share)                                                (56,905)                   (56,905)
Stock Purchase Incentive Plans including
  issuance of 120,000 shares                               (3,389)                      1,446         (1,943)
Declaration of 72,271,078 shares of
  stock to effect a 2-for-1 stock
  split                                       72,271      (72,271)                                          0
Purchase of 498 shares for treasury                                                      (11)            (11)
Other                                                        2,508                                      2,508
Balances at year-end 1993                    144,542       190,173       1,432,032   (24,462)       1,742,285

Net earnings -- 1994                                                       345,184                    345,184
Issuance of 427,512 shares of
  stock for stock options and awards                         2,629                      5,259           7,888
Dividends ($.48 per share)                                                (68,544)                   (68,544)
Stock Purchase Incentive Plans including
  issuance of 40,000 shares                                 21,245                        496          21,741
Purchase of 152 shares for treasury                                                       (4)             (4)
Other                                                        2,371                                      2,371
Balances at year-end 1994                   $144,542      $216,418      $1,708,672  $(18,711)      $2,050,921

See notes to consolidated financial statements


Notes to Consolidated Financial Statements


Significant Accounting Policies

Fiscal Year. The fiscal year of the Company ends on the Saturday nearest to January 31. All references herein to "1994", "1993" and "1992" represent the 52-week fiscal years ended January 28, 1995, January 29, 1994 and January 30, 1993, respectively.

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

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair value. Cash and cash equivalents are higher at year-end 1994 due to proceeds from the sale of the Star Market food division and the 45 Acme Markets stores.

Depreciation and Amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and properties under capital leases are amortized over the estimated useful life of the property or over the term of the lease, whichever is shorter.

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

Net Earnings Per Share. Net earnings per share are determined by dividing the weighted average number of shares outstanding during the year into net earnings. Common share equivalents in the form of stock options are excluded from the calculation of net earnings per share since they have not had a material dilutive effect on per share figures. Fully diluted earnings per share includes the assumed conversion of subordinated convertible debt and stock options into common stock.

Environmental Remediation Costs. Costs incurred to investigate and remediate contaminated sites, caused primarily by defective underground petroleum storage tanks are accrued when identified and estimable. The related costs are expensed unless the remediation extends the economic useful life of the assets employed at the site.

Self-insurance. The Company is self-insured for property loss, workers' compensation, general liability and automotive liability, subject to specific retention levels. The Company is also self-insured for health care claims for eligible active and retired associates. Consulting actuaries assist the Company in determining its liability for self-insured claims. The Company is required in certain cases to obtain letters of credit to support its self-insured status. At year-end 1994, the Company's self-insured liabilities were supported by approximately $278 million of undrawn letters of credit. Self-insured liabilities, with the exception of postretirement health care benefits, are not discounted.

Inventories

Approximately 93% of inventories are accounted for using the LIFO (last-in, first-out) method of inventory valuation. If the FIFO and average cost methods had been used, inventories would have been $300.3 million, $303.3 million and $296.1 million higher at year-end 1994, 1993 and 1992, respectively. The LIFO charge to earnings was $8.2 million in 1994, $7.2 million in 1993 and $16.5 million in 1992. Under this method, the cost of merchandise sold reported in the financial statements approximates current costs and thus reduces the distortion in reported earnings due to increasing costs.

Advertising Expense

Total advertising expense amounted to $167.2 million, $169.5 million and $174.6 million in 1994, 1993 and 1992, respectively. The decrease in advertising expense from 1992 to 1994 is primarily due to the disposition of stores.

Reclassification

The 1992 and 1993 financial statements have been restated to conform to the current year presentation.

Disposition of Operations

On September 8, 1994, the Company sold its 33-store Star Market food division with a basis of $167.0 million for $288.0 million and the assumption of substantially all of its outstanding liabilities. On January 19, 1995, the Company sold 45 of its Acme Markets stores with a basis of $48.4 million for $89.6 million. In April 1992, the Company sold 74 Jewel Osco combination stores and related support facilities located in Texas, Arkansas, Oklahoma and Florida, with a basis of $454.2 million, for $430.0 million in cash. The assets sold consisted primarily of property, plant, equipment and inventories.



Debt

During 1994, the Company entered into a $1.0 billion revolving credit facility expiring in 1999 that replaced an existing $800 million credit facility that would have expired in 1996. Interest rates for borrowings under the facility are established at the time of borrowing, through four different pricing options. Terms of the revolving credit facility provide for borrowings from participating banks or borrowing through issuance of commercial paper that is supported by the facility. At year-end 1994, the Company also had uncommitted lines of credit with various banks which allow it to borrow up to $490 million.

The outstanding debt under the credit facilities and short-term bank borrowings described above has been classified as long-term debt since the total amount outstanding did not exceed the amount of bank commitments extending beyond one year.

On February 18, 1994, the Company filed a shelf registration statement with the Securities and Exchange Commission to issue up to $800 million in debt securities for the retirement of debt and other general corporate purposes. To date, no securities have been issued under the registration statement.

The Company capitalized interest costs associated with construction projects of $3.9 million, $3.4 million and $2.0 million in 1994, 1993 and 1992, respectively. The Company made cash payments for interest (net of amounts capitalized) of $172.0 million, $175.2 million and $192.7 million in 1994, 1993 and 1992, respectively.

The aggregate amounts of debt maturing in each of the next five fiscal years are listed below:

(In thousands of dollars)

1995                      $  132,019
1996                          57,621
1997                          57,779
1998                          73,773
1999                       1,088,992
Thereafter                   710,545
                          $2,120,729

The Company's various loans secured by real estate are collateralized by properties with a net book value of $126.1 million at year-end 1994.


A summary of debt is as follows:

(In thousands of dollars)                                         1994           1993           1992
Public Debt (unsecured):
Medium Term Notes--fixed interest rates due
  1997 through 2003--average interest rate 7.9%             $  250,000     $  250,000     $  150,000
9-1/8% Notes due 2002                                          248,966        248,868        248,779
7-1/4% Convertible Subordinated Notes due 2001                 174,997        174,997        174,997
9-3/4% Eurobond Notes due 1994                                                100,000        100,000

Bank Borrowings (unsecured):
Term loan--average interest rates
  3.8% in 1993 and 5.1% in 1992                                                              100,000
Revolving credit facility--variable
  interest rates, effectively due 1999--
  average interest rates 4.8% in 1994, 3.6%
  in 1993 and 4.2% in 1992                                     645,000        450,000        300,000
Lines of credit and commercial paper--
  variable interest rates, effectively
  due 1999--average interest rates 4.7%
  in 1994, 3.4% in 1993 and 4.0% in 1992                       210,000        128,000        259,000
Other borrowings--due 1995 through 1996--
  average interest rates 8.8% in 1994,
  9.5% in 1993 and 9.4% in 1992                                175,000        140,000        155,000
9.7% due 1996                                                                 138,803        138,803

Other Unsecured Debt:
9.8% due 1999 (1)                                              210,000        210,000        210,000
10.6% due 2004                                                 108,893        108,893        108,893
Other--due through 2001                                          4,211          8,353         10,802

Debt Secured by Real Estate:
Fixed interest rates--due through 2014--
  average interest rate 13.4% in 1994,
  13.7% in 1993 and 12.4% in 1992                               93,662        112,782        184,889
Outstanding debt                                             2,120,729      2,070,696      2,141,163
Less current maturities                                        132,019         66,830         54,699
Long-term debt                                              $1,988,710     $2,003,866     $2,086,464

(1)   See following paragraph concerning yen loans.

The Company uses derivative financial instruments to manage interest and currency risks on two foreign borrowings totaling 29.1 billion yen at an average yen interest rate of 6.0%. At the time the loans originated, the Company entered into interest rate and currency exchange swap agreements (swaps) that match the interest and principal payments of the yen loans. Under these swaps, the Company makes fixed rate interest payments of 9.8% and principal payments totaling $210 million and receives payments equal to the underlying yen loan obligations. The proceeds, in yen, from these swaps are used to satisfy the yen-based interest and principal payments. As of year-end 1994, the estimated fair value of the swaps, based on market quotes, was approximately $93 million and equaled the loss on the yen loans due to currency and interest rate movements, resulting in an aggregate fair value of zero. The Company is exposed to credit losses in the event of nonperformance by the counterparties to its swaps. Such counterparties are highly rated financial institutions and the Company anticipates they will be able to satisfy their obligations under the contracts.


The carrying amounts of the Company's bank borrowings with variable interest rates approximate fair value. The fair value of the Company's borrowings with fixed interest rates is estimated using discounted cash flow analyses, based on current market rates where available, or on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of outstanding debt as of year-end 1994 was $2.2 billion compared to the carrying value of $2.1 billion.

Leases

The Company leases retail stores, offices, warehouses and distribution facilities. Initial lease terms generally range from 20 to 25 years, plus renewal options, and may provide for contingent rent based on sales volume in excess of specified levels.

The summary below shows the aggregate future minimum rent commitments at year-end 1994 for both capital and operating leases. Operating leases are shown net of an aggregate $66.2 million of minimum rent income receivable under non-cancellable subleases. Operating leases also exclude the amortization of acquisition-related fair value adjustments.


                                                                 Operating         Capital
(In thousands of dollars)                                           Leases          Leases
1995                                                            $  147,892       $ 18,051
1996                                                               141,004         17,203
1997                                                               132,451         15,501
1998                                                               125,112         14,013
1999                                                               114,593         10,396
Thereafter                                                         810,201         66,312
Total minimum rent commitments                                  $1,471,253        141,476
Less executory costs (such as taxes, insurance
  and maintenance) included in capital leases                                       1,867

Net minimum lease payments                                                        139,609
Less amount representing interest                                                  55,047
Obligations under capital leases, including $9.2
  million due within one year                                                    $ 84,562

Rent expense, excluding the amortization of acquisition-related fair value adjustments of $14.5 million in 1994, $14.9 million in 1993 and $15.0 million in 1992, was as follows:

                                Minimum     Sublease                Contingent      Total
(In thousands of dollars)          Rent         Rent         Net          Rent       Rent
1994                           $184,116      $ 9,064    $175,052       $26,508   $201,560
1993                            173,910        9,133     164,777        29,809    194,586
1992                            163,070       10,705     152,365        32,174    184,539





Income Taxes

Federal and state income taxes charged to earnings before extraordinary item are summarized below:

(In thousands of dollars)                                          1994              1993              1992
Current:
   Federal                                                     $208,032          $200,845          $152,887
   State                                                         55,926            51,932            41,773
Deferred:
   Federal                                                       (2,241)          (26,510)          (18,426)
   State                                                           (638)           (7,552)           (5,419)
Federal and state income taxes                                 $261,079          $218,715          $170,815

Cash payments of income taxes were $354.6 million, $201.8 million and $199.2 million in 1994, 1993 and 1992, respectively.

The Company's effective income tax rate differs from the statutory federal income tax rate as follows:


(Percent of earnings before income taxes)                         1994              1993          1992


Statutory federal income tax rate                                 35.0%             35.0%         34.0%
State income tax rate, net of federal
   income tax effect                                               5.7               5.5           5.6
Goodwill amortization                                              3.6               4.5           5.6
Tax credits                                                       (0.6)             (0.3)         (0.8)
Other                                                             (0.6)              0.8           0.8
Effective income tax rate                                         43.1%             45.5%         45.2%


Deferred tax benefits and liabilities as of year-end 1994 related to the following temporary differences:

(In thousands of dollars)                        Benefits        Liabilities         Total
Basis in fixed assets                            $ 34,692         $(264,539)     $(229,847)
Self-insurance reserves                           240,835                          240,835
Purchase accounting valuation                      50,877          (376,423)      (325,546)
Compensation and benefits                          44,251           (23,128)        21,123
Other, net                                         41,811               (25)        41,786
Deferred tax benefits and liabilities            $412,466         $(664,115)     $(251,649)

No valuation allowances have been considered necessary in the calculation of deferred tax benefits.


Stock Option Plans

The Company's 1989 Stock Option and Stock Award Plan ("1989 Plan") provides for the grant of options to purchase shares of common stock, the grant of stock appreciation rights and the issuance of restricted stock awards for an aggregate of up to 4.8 million shares of common stock, subject to certain antidilution adjustments. At year-end 1994, there were 4.2 million shares reserved for future grants under the 1989 Plan.

The Company's 1985 Stock Option and Stock Award Plan ("1985 Plan") provides for the grant of options to purchase shares of common stock, the grant of stock appreciation rights and the issuance of restricted stock awards for an aggregate of up to 4.0 million shares of common stock, subject to certain antidilution adjustments. At year-end 1994, there were 0.3 million shares reserved for future grants under the 1985 Plan.

At year-end 1994, there were 166,100 shares under stock options outstanding under the 1989 Plan, 1,096,224 shares under stock options outstanding under the 1985 Plan and 98,132 shares under stock options outstanding under an expired plan.

Compensation relating to stock option and award plans decreased pre-tax earnings by $2.9 million in 1994, $3.1 million in 1993 and $7.6 million in 1992. The average exercise price of stock options exercised during 1994 was $12.14 per share. The average exercise price per share for outstanding options was $11.24, $11.20 and $10.98 in 1994, 1993 and 1992, respectively.

A summary of stock options is as follows:

(In thousands of shares)                      1994         1993        1992

Outstanding at beginning of year             2,183        3,008       3,695
Granted                                                                 835
Exercised                                    (610)        (715)     (1,345)
Forfeited                                    (213)        (110)       (177)
Outstanding at end of year                   1,360        2,183       3,008
Exercisable at end of year                     457        1,067       1,098
Reserved for future grants                   4,503        4,298       4,217


Stock Purchase Incentive Plans

In 1992, the Company's shareholders approved both the American Stores Company Key Executive Stock Purchase Incentive Plan and the American Stores Company Board of Directors Stock Purchase Incentive Plan ("Plans"). The Plans are intended to promote the long-term growth and financial success of the Company, and to strengthen the link between management and shareholders.

During 1994, 1993 and 1992, the Company awarded to certain directors and key executive officers the right to purchase a specified number of shares of the Company's stock and extended to such directors and officers full recourse interest bearing purchase loans to acquire the stock. The stock purchased by the directors and officers with the purchase loans was issued from treasury shares. The purchase loans have an eight-year term and accrue interest at rates ranging from 5.3% to 7.0%. The acquisition price of the stock was the average of the high and low value on the day acquired, as reported on the New York Stock Exchange. Shares held by the executives and directors pursuant to the Plans were 2,063,000, 2,393,000 and 2,273,000 for 1994, 1993 and 1992,
respectively, with corresponding loan balances of $40.3 million, $45.8 million and $39.7 million. The aggregate principal of these notes outstanding is recorded as a reduction of additional paid-in capital in the balance sheet.

Participants purchasing stock under the Plans are eligible for a deferred cash incentive award which is generally payable at the end of a five-year performance cycle. One-half of the deferred award will be based on the continuation of service with the Company ("Service Component"), and the other half will be based on the Company's relative stock price performance versus a selected group of companies in the retail food and drug industry ("Performance Component"). The maximum combined Performance Component and Service Component payable to participants will not exceed the original principal amount of the purchase loan plus accrued but unpaid interest. The estimated deferred cash incentive award earned to date is recognized as a credit to the note balances in additional paid-in capital in the balance sheet.


Preferred Share Purchase Rights

During March 1988, the Board of Directors of the Company declared a distribution of one Preferred Share Purchase Right (the "Right") for each outstanding share of the Company's common stock.

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

The following schedule sets forth the postretirement benefit liability included in the Company's balance sheet:

(In thousands of dollars)                      1994        1993        1992

Current retirees                            $35,787     $45,389     $46,766
Current active employees                     13,521      20,893      19,100
Unrecognized gain                            16,819       1,612       1,191
Accumulated postretirement
  benefit obligation ("APBO")                66,127      67,894      67,057
Plan assets at fair value
APBO in excess of plan assets               $66,127     $67,894     $67,057


The expense for postretirement health care benefits was approximately $4.1 million in 1994, $5.9 million in 1993 and $5.2 million in 1992, including adjustment of the accumulated postretirement benefit obligation.

The net postretirement health care benefit expense for each year included the following components:

(In thousands of dollars)                         1994        1993     1992

Service cost                                    $1,013      $1,027   $1,083
Interest cost                                    3,730       4,827    5,197
Adjustment of APBO                                (598)              (1,032)
Net postretirement health care benefit expense  $4,145      $5,854   $5,248

The Company assumed no increase in the cost of the defined dollar benefit plan and a 12% annual rate of increase for health care costs for the full coverage plan for 1994. The rate for 1995 is 11%, decreasing to 6% by the year 2002. A discount rate of 8.5% was used to determine the APBO.

Increasing the assumed health care cost trend rates for both plans by one percentage point in each year would have resulted in no increase in the APBO at year-end 1994 for the defined dollar plan and a $1.8 million increase for the full coverage plan. The aggregate of the service cost and interest cost components of the net postretirement health care benefit expense for 1994 would have experienced no increase for the defined dollar benefit plan and a $0.1 million increase for the full coverage plan.



Retirement Plans

The Company sponsors and contributes to a defined contribution retirement plan, American Stores Retirement Estates ("ASRE"). This plan was authorized by the Board of Directors for the purpose of providing retirement benefits for associates of American Stores Company and its subsidiaries. The plan covers associates meeting age and service eligibility requirements, except those represented by a labor union, unless the collective bargaining agreement provides for participation. Contributions to ASRE are made at the discretion of the Board of Directors.

The Company also contributes to multi-employer defined benefit retirement plans in accordance with the provisions of the various labor contracts that govern the plans. The multi-employer plan contributions are generally based on the number of hours worked. Information about these plans as to vested and non-vested accumulated benefits and net assets available for benefits is not available.

Retirement plans expense in each year was as follows:

(In thousands of dollars)            1994       1993       1992

Company sponsored plans          $ 84,149   $ 79,626   $ 75,118
Multi-employer plans               67,391     62,859     65,126
Retirement plans expense         $151,540   $142,485   $140,244

During 1994 the Company entered into Employment Agreements ("Agreements") with seventeen of the Company's key executive officers. The Agreements are for a term of three or five years, may be renewed by the Company for subsequent three-year or five-year terms, contain usual and customary terms of employment agreements and provide the officers with a special long-range retirement plan. Under the retirement plan, the executives are entitled to receive an annual payment for a period of 20 years beginning at age 57 or upon termination of employment, whichever occurs later. The retirement benefit is a percentage amount (ranging from 9% to 30% or 40%) that is based on each executive's average target compensation objective for the two years prior to the termination of employment under the Agreement. The retirement benefit will be forfeited if the executive enters into competition with the Company.

Contingencies

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



The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). At most of these locations, remediation is either underway or completed. Reserves have been established for each environmental contamination site unless an unfavorable outcome is remote. Although the ultimate outcome and expense of environmental remediation is uncertain, the Company believes that required costs of remediation and continuing compliance with environmental laws will not have a material adverse effect on the financial condition or operating results of the Company. Charges against earnings for environmental remediation were not material in 1994, 1993 or 1992.

Legal Proceedings

The Company is involved in various claims, administrative proceedings and other legal proceedings which arise from time to time in connection with the conduct of the Company's business. In the opinion of management, such proceedings will not have a material adverse effect on the Company's financial condition or results of operations.

Organizational Changes

The Company recorded a charge to operating expenses of $23.9 million in 1994 for centralization of certain administrative functions. This charge included $5.6 million related to termination benefits of which $1.6 million was paid in 1994. It is estimated by the Company that 570 people will be terminated over the course of the restructuring and 255 employees were terminated during fiscal 1994. There have been no revisions to the original estimates. The expenditures for the restructuring are expected to be funded by the benefits of such organizational changes.

Subsequent Events

On February 22, 1995, the Board of Directors expressed its intent, subject to the exercise of its fiduciary duties, to allow the Rights Agreement pertaining to the Company's preferred share purchase rights, dated March 18, 1988, as amended, to expire in accordance with its terms on March 18, 1998, without renewal or extension.

On March 9, 1995, the Company completed the redemption of its $175 million 7-1/4% Convertible Subordinated Notes due 2001. The Company issued 5.3 million shares of common stock upon the conversion of $120.3 million principal amount of Notes and the balance of approximately $54.7 million principal amount of Notes was redeemed for cash.



Quarterly Results (unaudited)

In the opinion of management, all adjustments necessary for a fair presentation have been included:

(In thousands of dollars,                  First       Second      Third       Fourth       Fiscal
except per share data)                   Quarter      Quarter    Quarter     Quarter(1)       Year
1994
Sales                                 $4,607,652   $4,669,018 $4,431,863   $4,646,593  $18,355,126
Gross profit                           1,219,801    1,232,503  1,183,166    1,282,957    4,918,427
Operating profit                         131,756      169,830    120,982      227,500      650,068
Other                                    (1,623)      (1,900)     87,785       35,847      120,109
Net earnings                              47,963       69,034     97,934      130,253      345,184
Net earnings per share                      $.34         $.48       $.69         $.91        $2.42
Fully diluted earnings per share             .33          .47        .66          .87         2.33

1993
Sales                                 $4,668,105   $4,693,057 $4,531,715   $4,870,562  $18,763,439
Gross profit                           1,201,785    1,224,186  1,195,398    1,326,463    4,947,832
Operating profit                         118,108      153,695    136,994      233,085      641,882
Other                                     31,665       (2,544)       699       (5,692)      24,128
Earnings before extraordinary item        56,507       58,501     45,408      101,674      262,090
Extraordinary item - early retirement of
  debt - net of taxes                    (15,000)                                          (15,000)
Net earnings                              41,507       58,501     45,408      101,674      247,090
Earnings per share before
  extraordinary item                        $.40         $.41        $.32        $.72        $1.85
Extraordinary item                          (.11)                                             (.11)
Net earnings per share                       .29          .41         .32         .72         1.74
Fully diluted earnings per share             .29          .40         .31         .69         1.69



1992
Sales                                 $4,924,074   $4,702,547 $4,574,284   $4,850,275  $19,051,180
Gross profit                           1,230,335    1,226,293  1,203,575    1,315,190    4,975,393
Operating profit                         120,337      150,108    132,593      220,276      623,314
Other                                    (28,381)      (3,633)    (2,016)      (1,086)     (35,116)
Net earnings                              18,268       51,231     43,222       94,745      207,466
Net earnings per share                      $.13         $.37       $.31         $.67        $1.48
Fully diluted earnings per share             N/A          .36        .30          .64         1.44

 (1)Operating profit in the fourth quarter has exceeded the prior three quarters in each of the three years presented due to the seasonality of the food and drug retail business.
The holiday season
    in the fourth quarter benefits the food and drug retail business. Increased cold and flu occurrences during this quarter also benefit the drug store operations.