Form 10-K, Exhibit 13
period 1996-02-03
AMERICAN STORES CO /NEW/
filed 1996-04-19
CIK 90811

Exhibit 13


Common Stock Market Prices and Dividends

The market price range on the New York Stock Exchange and the dividends declared on the Company's stock are set forth in the following table. The common shares of the Company are listed on the New York, Philadelphia, Chicago and Pacific stock exchanges under the trading symbol "ASC". The number of shareholders of record of the Company's common stock at March 30, 1996, was 18,197.

                           1995                        1994                           1993

                 Market Price                 Market Price                  Market Price
                                      Cash                         Cash                          Cash
                                    Dividend                     Dividend                      Dividend
                 High      Low        Paid    High     Low         Paid    High       Low       Paid
First Quarter    $26 1/8   $23 1/4    $.14    $27 3/16 $20 7/8     $.12    $22 3/16 $18 1/8   $.10
Second Quarter   $29 3/4   $24 3/4     .14    $26 1/8  $23 1/4      .12    $23 3/16 $20 3/16   .10
Third Quarter    $30 3/4   $28 1/8     .14    $27 1/8  $23 3/4      .12    $24 5/8  $19 7/8    .10
Fourth Quarter   $30 3/4   $24 7/8     .14    $27 3/4  $24          .12    $22 1/4  $19 7/8    .10
Annual Dividend                       $.56                         $.48                       $.40



Selected Financial Data

The following consolidated selected financial data of the Company for the last five years should be read in conjunction with the consolidated financial statements and related notes appearing on pages 17 to 30.

Comparisons of the results of operations between fiscal years 1991 to 1995 are rendered difficult due to the Company's disposition of stores. These include the disposition of 45 Acme Markets stores in the fourth quarter of 1994, the 33-store Star Market food division in the third quarter of 1994, 74 Jewel Osco combination food and drug stores in the first quarter of 1992 and the 145 Alpha Beta Company stores and 59 Osco Drug stores in the second and third quarters of 1991. These disposed of stores generated sales in the amounts of $0.8 billion, $1.2 billion, $1.4 billion and $3.4 billion in 1994, 1993, 1992, and 1991, respectively.

(In thousands of dollars, except per share data)
                                                1995(1)     1994          1993         1992           1991

Sales                                    $18,308,894  $18,355,126   $18,763,439  $19,051,180    $20,822,956

Earnings before extraordinary item
  and cumulative effect of a change
  in accounting principle                   $316,809     $345,184      $262,090     $207,466       $240,016
Extraordinary item - early retire-
  ment of debt - net of taxes                                          (15,000)
Cumulative effect of a change in
  accounting principle -
     Postretirement health care benefits                                                            (40,734)
Net earnings                                $316,809     $345,184      $247,090     $207,466       $199,282

Average shares outstanding                   146,943      142,767       142,202      140,314        138,364
Earnings per share before extra-
  ordinary item and cumulative
  effect of a change in accounting
  principle                                    $2.16         $2.42        $1.85         $1.48         $1.73
Extraordinary item - early retirement
  of debt - net of taxes                                                   (.11)
Cumulative effect of a change in
  accounting principle-
     Postretirement health care benefits                                                               (.29)
Net earnings per share                         $2.16         $2.42        $1.74         $1.48         $1.44
Fully diluted earnings per share               $2.16         $2.33        $1.69         $1.44         $1.41
Cash dividends declared per share               $.56          $.48         $.40          $.36          $.32
Total assets at year-end                  $7,362,964   $7,031,566    $6,927,434   $6,763,793     $7,198,050
Total debt and obligations under
  capital leases at year-end              $2,240,168   $2,205,291    $2,167,999   $2,248,316     $2,798,578
Total capital expenditures (2)              $801,371     $565,313      $652,928     $476,617       $378,593
Store count (3)                                1,650        1,597         1,695        1,672          1,631
Selling area square footage (000's) (4)       32,523       31,179        32,727       32,320         34,428


(1) 53-week year
(2) Includes present value of new leases
(3) Includes both the food and drug sides of Jewel Osco combination stores which are counted as separate stores
(4) Selling area square footage was 74% of total retail square footage in 1995

NOTE:  The fiscal year of the Company ends on the Saturday nearest to January
31.  All references herein to "1995", "1994", "1993", "1992" and "1991"
represent the fiscal years ended February 3, 1996, January 28, 1995, January 29,
1994, January 30, 1993 and February 1, 1992, respectively.


Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Total sales and the percentage change in comparable store sales for the 1995 53-week fiscal year, and the 1994 and 1993 52-week fiscal years, are set forth in the tables below. The decrease in total sales is primarily attributable to the disposition of the 33-store Star Market food division in the third quarter of 1994 and the 45 Acme Markets stores in the fourth quarter of 1994 (disposed of operations). Sales from continuing operations increased 4.5% in 1995, and decreased 0.3% in 1994 and 0.2% in 1993. The increase in sales from continuing operations in 1995 is primarily a result of improved performance at all three operating divisions and the extra week of operations. Comparable store sales (sales from stores that have been open at least one year, including replacement stores) increased 1.4% in 1995, 0.5% in 1994 and decreased 0.7% in 1993. The improvement in comparable store sales is primarily the result of successful marketing of the combination stores in the eastern food operations, increased pharmacy and third-party sales in the drug store operations and aggressive pricing programs offset slightly by the impact of a nine-day labor dispute in the first quarter of 1995 in the western food operations. The Super Saver warehouse-type stores have been reorganized under the Lucky operations in 1996 to leverage our support functions.

                                        Total Sales

                                53 weeks  52 weeks  52 weeks
       (In millions of dollars)     1995      1994      1993

       Eastern food operations   $ 6,147   $ 5,957   $ 6,052
       Western food operations     7,155     7,002     7,183
       Drug store operations       4,995     4,544     4,322
       Other                          12        12        12
       Continuing operations      18,309    17,515    17,569
       Disposed of operations                  840     1,194

         Total sales             $18,309   $18,355   $18,763




                                    Comparable Store Sales

                                53 weeks  52 weeks  52 weeks
       (Percentage change)          1995      1994      1993

       Eastern food operations      1.5%       0.7%     (1.5)%
       Western food operations     (0.8)      (1.8)     (1.9)
       Drug store operations        4.8        4.2       2.6

          Total Change              1.4%       0.5%     (0.7)%



Gross profit as a percent of sales increased to 26.9% in 1995, compared to 26.8% in 1994 and 26.4% in 1993. The increase in gross profit in 1995 over 1994 is primarily the result of the disposed of operations, which produced lower margins than the continuing operations, and improvements in the eastern food operations due to improved product mix and promotional strategies. These increases were offset by decreases in competitive drug store pharmacy gross margins and the impact of a nine-day labor dispute in the first quarter of 1995 in the western food operations. The 1994 gross profit percentage increased from 1993 in the eastern food, western food and drug store operations primarily due to improvements in the mix of products sold, promotional strategies and shrink control. The annual pre-tax LIFO charge to earnings amounted to $12.8 million in 1995, $8.2 million in 1994 and $7.2 million in 1993. Changes in the mix of inventory have influenced the LIFO charge.

Operating expense as a percent of sales decreased to 23.0% in 1995, compared to 23.3% in 1994 and 23.0% in 1993. Operating expense in the western food operations benefited in 1995 from the renegotiation of a labor contract with the United Food and Commercial Workers International. The new contract will expire in 1999, and replaces a contract scheduled to expire in 1996. As a result of the early termination of the contract, certain health and welfare savings, which were being recognized over the life of the old contract, were immediately recognized in the third quarter of 1995. Operating expense in the western food operations also decreased due to lower self-insurance costs and productivity improvements, which were partially offset by the impact of the nine-day labor dispute. In addition, improved sales, lower insurance costs and better overall cost control in the eastern food and drug store operations helped lower operating expense as a percentage of sales. Operating expense in 1994 included charges of $23.9 million ($0.10 per share) for centralization of administrative functions, including information technology and accounting. As of third quarter 1995, the entire reserve had been utilized without significant adjustments to the original amount. Operating expense in 1994 also included expenses for the consolidation of the computer data centers and a voluntary severance program initiated at Acme Markets, totaling $11.2 million ($0.05 per share). Operating expense in 1993 included $7.6 million ($0.04 per share) for the settlement of meat products litigation in California and severance programs stemming from the Company's expense reduction programs.

Total operating profit for the last three fiscal years is set forth in the following table. Operating profit from continuing operations increased 11.9% in 1995, 4.4% in 1994 and 0.8% in 1993. Total operating profit was 3.9% of sales in 1995, 3.5% of sales in 1994 and 3.4% of sales in 1993. The increase in operating profit and operating profit as a percentage of sales is primarily due to strong performances from the Company's core operations and the extra week of operations included in 1995. In addition, eastern food operations improved due to successful joint marketing of the combination stores, western food operations improved due to lower health and welfare costs associated with the renegotiated labor contract and drug store operations improved due to lower insurance costs and better cost control slightly offset by the start-up costs of 71 new stores, including 17 acquired Clark drug stores.


                                                               Operating Profit
                                                    53 weeks       52 weeks        52 weeks
           (In millions of dollars)                     1995           1994            1993
           Eastern food operations                    $271.7         $258.2          $231.2
           Western food operations                     271.2          245.9           248.7
           Drug store operations                       245.4          228.5           197.0
           LIFO charge                                 (12.8)          (8.2)           (7.2)
           Purchase accounting amortization            (76.8)         (78.6)          (79.2)
           Other                                         8.1          (14.1)           14.7

           Continuing operations                       706.8          631.7           605.2
           Disposed of operations                                      18.4            36.7

              Total operating profit                  $706.8         $650.1          $641.9


Interest expense decreased in 1995, 1994 and 1993 due to lower average interest rates resulting from the refinancing of high coupon borrowings at lower rates. In addition, the Company experienced lower average debt levels for each of the last three years. Interest expense also benefited from the conversion of a portion of the convertible notes from debt to equity in the first quarter of 1995. The caption "Other" in 1994 of $120.1 million included non-recurring gains of $121.0 million on the sale of the Star Market food division, $41.2 million on the sale of 45 Acme Markets stores and a charge of $31.3 million for closed store costs (totaling $0.54 per share). "Other" in 1993 of $24.1 million included $45.7 million ($0.20 per share) of income from the resolution of the "Rule of 80" litigation, which concerned the Company's termination of the early retirement feature of an employee retirement plan. This was offset by approximately $17.2 million ($0.07 per share) of various charges, including costs associated with store closings, integrating acquired stores into existing operations and costs associated with the earthquake in southern California.

The Company's effective income tax rates were 42.5% in 1995, 43.1% in 1994 and 45.5% in 1993. The disposition of assets during 1995 and 1994 in states with higher tax rates has resulted in lower effective income tax rates.

Earnings for 1993 were affected by charges incurred in the early retirement of debt totaling $0.11 per share, which were accounted for as an extraordinary item. Net earnings per share amounted to $2.16 in 1995, $2.42 in 1994 and $1.74 in 1993.

Liquidity and Capital Resources

Cash provided by operating activities increased by $313.3 million from 1994 to 1995 primarily due to higher earnings after adjusting for the gain on disposed of operations. In addition, the disposed of operations in 1994 render the comparison between years more difficult. Cash and cash equivalents at the beginning of 1995 were higher than the beginning of 1994 and 1993 due to proceeds held from the sale of the disposed of operations.

Cash capital expenditures amounted to $750.9 million in 1995, $538.0 million in 1994 and $593.8 million in 1993. Additional capital expenditures represented by the net present value of leases amounted to $50.5 million in 1995, $27.3 million in 1994 and $59.1 million in 1993. The increase in capital expenditures in 1995 reflects the Company's commitment to its expanded capital expenditure program announced in 1992. The Company opened 92 new stores in 1995 including 17 acquired Clark drug stores. The Company opened 49 and 39 new stores in 1994 and
1993, respectively.   There were 223, 166 and 233 stores remodeled in 1995, 1994 and 1993, respectively. During 1993 the Company acquired 55 Reliable drug stores and four Thrifty drug stores. Capital expenditures for fiscal 1996, including the net present value of leases, are expected to approximate $900 million and will be funded through cash flow from operations, existing credit facilities and other long-term borrowings. The Company currently plans to open 100 new stores and remodel 72 stores in 1996.

On March 9, 1995, the Company completed the redemption of its $175 million, 7-1/4% Convertible Subordinated Notes due 2001. The Company issued 5.3 million shares of common stock upon the conversion of $120.3 million principal amount of Notes and the balance of approximately $54.7 million principal amount of Notes was redeemed with cash.

On May 18, 1995, the Company issued $200 million, 7.4% debentures due May 15, 2005, at 99.5% to yield 7.5% under an $800 million shelf registration statement filed on February 18, 1994. On August 7, 1995, the Company entered into a $75 million, 6.6%, note payable due August 7, 2000. The proceeds from the note were used to pay off an existing $75 million, 8.9% note due August 7, 1995. On November 29, 1995, the Company paid off a $50 million, 10.9% note payable.

The net increase in debt was $43.3 million and $50.0 million in 1995 and 1994, respectively. The increases are due to increased capital spending in each year. In addition, debt increased in 1995 due to the repurchase of 2.5 million shares of the Company's common stock at an average market price of $28.93 under an existing stock repurchase program. As of February 3, 1996, there remained an additional 1.5 million shares authorized for repurchase under the program.

The Company's principal bank credit agreement is a $1.0 billion revolving credit facility which expires in 1999, and is used for direct borrowings and as backup support for commercial paper. The Company also has $150 million of 364-day committed bank lines and $360 million of uncommitted bank lines, which are used for overnight and short-term bank borrowings. At year-end 1995, the Company had $865 million of debt supported by the credit facility and $69 million outstanding under bank lines, leaving unused committed borrowing capacity of $216 million.

Working capital amounted to $96.3 million at year-end 1995 compared to $200.7 million at year-end 1994 and a negative $58.3 million at year-end 1993. Fluctuations in the components of working capital are customary.

The Company's ratio of total debt (debt plus obligations under capital leases) to total capitalization (total debt plus common shareholders' equity) amounted to 48.8%, 51.8% and 55.4% at year-end 1995, 1994 and 1993, respectively.

The Company believes that its cash flow from operations, supplemented by credit available under the Company's existing credit facility, committed and uncommitted credit facilities, other long-term borrowings, as well as its ability to refinance debt, will be adequate to meet its presently identifiable cash requirements.

The Company uses derivative financial instruments to manage interest and currency risks on two foreign loans that had an outstanding principal balance of $210 million at year-end 1995. The Company is exposed to credit losses in the event of nonperformance by the counterparties to its swap agreements. Such counterparties are highly rated financial institutions and the Company anticipates they will be able to satisfy their obligations under the contracts.

Contingencies

The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). Although the ultimate outcome and expense of environmental remediation is uncertain, the Company believes that the required costs of remediation and continuing compliance with environmental laws in excess of current reserves will not have a material adverse effect on the financial condition or operating results of the Company.

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



Supply Chain Re-engineering

The Company is currently engaged in an effort to re-engineer its supply chain business processes. This involves streamlining the Company's buying, warehousing, distribution and merchandising activities. Major components of this effort include the development of new processes and implementation of new software to support these activities, as well as centralized management of certain procurement and logistics processes. The goal is to provide better products and services to customers through more cost-effective processes. In 1996, the Company plans to launch the centralization of the grocery procurement functions in Salt Lake City and implement its first set of integrated supply chain systems for liquor, wine and tobacco. The re-engineering efforts will continue over the next few years and, while the Company believes this effort will ultimately reduce its operating expenses and enhance its future operating results, the beneficial impact cannot presently be quantified or assured. However, the Company anticipates that the costs will exceed the benefits of such efforts during the 1996 fiscal year.

Impact of New Accounting Standards

As further explained in the accompanying notes to the financial statements, the Company adopted the recently issued accounting standard relating to long-lived assets in 1995, and its adoption did not have a material impact on the Company's financial statements.

The Company does not intend to change its method of recognizing expense in connection with stock-based compensation arrangements as permitted by the recently issued related standard and thus, its issuance will not have a material impact on the Company's financial statements.



Report of Independent Auditors












Shareholders and Board of Directors
American Stores Company

We have audited the accompanying consolidated balance sheets of American Stores Company and subsidiaries as of February 3, 1996, January 28, 1995 and January 29, 1994, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Stores Company and subsidiaries at February 3, 1996, January 28, 1995 and January 29, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 1996, in conformity with generally accepted accounting principles.


                                   (Signature)




March 15, 1996
Salt Lake City, Utah


Consolidated Statements of Earnings

                                                        53 weeks      52 weeks       52 weeks
(In thousands, except per share data)                     1995          1994           1993
Sales                                                  $18,308,894   $18,355,126    $18,763,439
Cost of merchandise sold, including ware-
 housing and transportation expenses                    13,390,353    13,436,699     13,815,607

Gross profit                                             4,918,541     4,918,427      4,947,832
Operating and administrative expenses                    4,211,718     4,268,359      4,305,950

Operating profit                                           706,823       650,068        641,882

Other income (expense):
 Interest income                                             8,747         6,789          4,568
 Interest expense                                         (159,545)     (170,703)      (189,773)
 Other                                                      (5,109)      120,109         24,128

Total other income (expense)                              (155,907)      (43,805)      (161,077)

Earnings before income taxes and extra-
 ordinary item                                             550,916       606,263        480,805
Federal and state income taxes                            (234,107)     (261,079)      (218,715)

Earnings before extraordinary item                         316,809       345,184        262,090
Extraordinary item - early retirement
 of debt - net of taxes                                                                (15,000)

Net earnings                                            $  316,809    $  345,184     $  247,090

Average shares outstanding                                 146,943       142,767        142,202
Earnings per share before extraordinary
  item                                                       $2.16         $2.42          $1.85
Extraordinary item                                                                         (.11)
Net earnings per share                                       $2.16         $2.42          $1.74

Fully diluted earnings per share                             $2.16         $2.33          $1.69

See notes to consolidated financial statements


Consolidated Balance Sheets

                                                                       Year-end

(In thousands of dollars, except per share data)          1995           1994           1993

ASSETS
Current Assets
Cash and cash equivalents                              $  102,422     $  195,689    $   59,580
Receivables                                               319,688        291,760       282,124
Inventories                                             1,572,242      1,526,770     1,539,610
Prepaid expenses                                           69,098         48,711        43,265
Deferred income tax benefits                               20,517         69,165        71,230

Total Current Assets                                    2,083,967      2,132,095     1,995,809

Property, Plant and Equipment, at cost
Land                                                      597,804        522,014       541,396
Buildings                                               1,399,561      1,221,871     1,109,737
Fixtures and equipment                                  2,415,326      2,168,826     2,092,934
Leasehold improvements                                    736,682        654,441       654,123

                                                        5,149,373      4,567,152     4,398,190
Less accumulated depreciation and
  amortization                                          2,019,557      1,800,714     1,694,150

Net Property, Plant and Equipment                       3,129,816      2,766,438     2,704,040

Property Under Capital Leases, less
  accumulated amortization of $106,993
  in 1995, $103,760 in 1994 and $108,394
  in 1993                                                  76,084         84,690        97,127

Goodwill, less accumulated amortization
  of $418,006 in 1995, $365,271 in 1994
  and $311,823 in 1993                                  1,722,892      1,771,121     1,827,334

Other Assets                                              350,205        277,222       303,124

Total Assets                                           $7,362,964     $7,031,566    $6,927,434



Consolidated Balance Sheets (concluded)

                                                                       Year-end

(In thousands of dollars, except per share data)          1995           1994           1993

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current maturities of long-term debt                   $  125,413     $  132,019    $   66,830
Current obligations under capital leases                    9,739          9,195         9,708
Accounts payable                                          996,354        883,329       958,272
Accrued payroll and benefits                              331,843        350,637       303,160
Current portion of self-insurance reserves                153,464        179,595       212,891
Income taxes payable                                       17,292         46,170       118,279
Other Current Liabilities                                 353,598        330,486       384,959
Total Current Liabilities                               1,987,703      1,931,431     2,054,099

Long-term Debt,
  less current maturities                               2,038,636      1,988,710     2,003,866
Obligations Under Capital Leases,
  less current obligations                                 66,380         75,367        87,595
Self-insurance Reserves, less current portion             434,028        464,119       464,451
Deferred Income Taxes                                     365,978        320,814       345,760
Other Liabilities                                         115,743        200,204       229,378

Shareholders' Equity
Common stock of $1.00 par value, authorized
  325,000,000 shares; issued 149,889,236
  shares in 1995 and 144,542,156 shares
  in 1994 and 1993                                        149,889        144,542       144,542
Additional paid-in capital                                345,118        216,418       190,173
Retained earnings                                       1,942,874      1,708,672     1,432,032
Less cost of treasury stock; 3,441,451 shares
  in 1995, 1,571,094 shares in 1994 and
  2,038,454 shares in 1993                                (83,385)       (18,711)      (24,462)
Total Shareholders' Equity                              2,354,496      2,050,921     1,742,285
Total Liabilities and Shareholders' Equity             $7,362,964     $7,031,566    $6,927,434

See notes to consolidated financial statements


Consolidated Statements of Shareholders' Equity (1)

                                                            Additional
(In thousands of dollars,                      Common        Paid-In       Retained       Treasury
except per share data)                         Stock         Capital       Earnings        Stock         Total
Balances at beginning of 1993                  $144,542      $190,475      $1,241,847    $(32,850)     $1,544,014

Net earnings -- 1993 (52 weeks)                                               247,090                     247,090
Issuance of 524,258 shares of
  stock for stock options and awards                              579                       6,953           7,532
Dividends ($.40 per share)                                                    (56,905)                    (56,905)
Stock Purchase Incentive Plans including
  issuance of 120,000 shares                                   (3,389)                      1,446          (1,943)
Purchase of 498 shares for treasury                                                           (11)            (11)
Other                                                           2,508                                       2,508
Balances at year-end 1993                      $144,542      $190,173      $1,432,032   $(24,462)      $1,742,285

Net earnings -- 1994 (52 weeks)                                               345,184                     345,184
Issuance of 427,512 shares of
  stock for stock options and awards                            2,629                       5,259           7,888
Dividends ($.48 per share)                                                    (68,544)                    (68,544)
Stock Purchase Incentive Plans including
  issuance of 40,000 shares                                    21,245                         496          21,741
Purchase of 152 shares for treasury                                                           (4)             (4)
Other                                                           2,371                                       2,371
Balances at year-end 1994                      $144,542      $216,418      $1,708,672   $(18,711)      $2,050,921

Net earnings -- 1995 (53 weeks)                                               316,809                     316,809
Issuance of 592,143 shares of
  stock for stock options and awards                              914                       7,583           8,497
Dividends ($.56 per share)                                                    (82,607)                    (82,607)
Stock Purchase Incentive Plans including
  issuance of 60,000 shares                                     3,869                         733           4,602
Conversion of convertible notes                   5,347       119,215                                     124,562
Purchase of 124 shares for treasury                                                            (3)             (3)
Stock Repurchase Program
  2,522,500 shares                                                                        (72,987)        (72,987)
Other                                                           4,702                                       4,702
Balances at year-end 1995                      $149,889      $345,118      $1,942,874    $(83,385)     $2,354,496


See notes to consolidated financial statements

(1)  Restated as necessary to reflect the March 1994 2-for-1 stock split.

Consolidated Statements of Cash Flows

                                                       53 weeks      52 weeks      52 weeks
(In thousands of dollars)                                1995          1994          1993

Cash flows from operating activities:
Net earnings                                          $316,809      $345,184      $247,090
Adjustments to reconcile net earnings
 to net cash provided by operating
 activities:
Depreciation and amortization                          404,562       407,286       384,307
Net (gain) loss on asset sales                         (3,219)     (158,448)        16,060
Self-insurance reserves                               (56,222)      (22,229)         8,197
Other                                                (114,385)      (95,422)     (107,529)
(Increase) decrease in current assets:
 Receivables                                          (32,694)      (26,037)         3,063
 Inventories                                          (54,645)      (46,149)        36,889
 Prepaid expenses                                       28,164      (10,347)      (14,308)
(Decrease) increase in current liabilities:
 Accounts payable                                      124,750      (44,369)           189
 Other current liabilities                              23,305      (49,866)        28,774
 Accrued payroll and benefits                         (18,794)        41,108         1,507
 Income taxes payable                                 (30,249)      (66,611)        86,207
Total adjustments                                      270,573      (71,084)       443,356
Net cash provided by operating activities              587,382       274,100       690,446

Cash flows from investing activities:
Expended for property, plant and equipment           (750,914)     (538,033)     (593,785)
Proceeds from disposition of operations                              377,618
Proceeds from sale of assets                            50,511        21,680        38,007
Net cash used in investing activities                (700,403)     (138,735)     (555,778)

Cash flows from financing activities:
Proceeds from long-term borrowing                      278,500       530,000       100,000
Reduction of long-term debt                          (114,869)     (479,967)     (170,467)
Principal payments for obligations under
 capital leases                                       (10,332)      (12,741)       (9,850)
Proceeds from exercise of stock options, other          22,049        31,996         8,086
Repurchase of common stock                            (72,987)
Cash dividends                                        (82,607)      (68,544)      (56,905)
Net cash provided by (used in) financing
 activities                                             19,754           744     (129,136)
Net increase (decrease) in cash and cash
 equivalents                                          (93,267)       136,109         5,532

Cash and cash equivalents:
Beginning of year                                      195,689        59,580        54,048

End of year                                           $102,422      $195,689      $ 59,580

See notes to consolidated financial statements

Notes to Consolidated Financial Statements


Nature of Operations

American Stores Company is one of the nation's leading food and drug retailers, operating 1,650 stores in 26 states nationwide. The Company operates in a single industry segment and its principal lines of business are food, drug and combination food/drug stores. Food stores account for more than two-thirds of the Company's sales and operating profit. Principal markets include California, Illinois, New Jersey, Pennsylvania, Indiana and Arizona, where products are sold primarily to end-user customers.

Significant Accounting Policies

Fiscal Year. The fiscal year of the Company ends on the Saturday nearest to January 31. All references herein to "1995", "1994" and "1993" represent the 53
- -week fiscal year ended February 3, 1996, and the 52-week fiscal years ended January 28, 1995, and January 29, 1994, respectively.

Basis of Consolidation. The consolidated financial statements include the accounts of American Stores Company and all subsidiaries. Accordingly, all references herein to "American Stores Company" include the consolidated results of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair value. The balance of cash was higher at year-end 1994 due to proceeds held from the sale of the Star Market food division and 45 Acme Markets stores.

Depreciation and Amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated useful life of the property or over the term of the lease, whichever is shorter.

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

Net Earnings Per Share. Net earnings per share are determined by dividing the weighted average number of shares outstanding during the year into net earnings. Common share equivalents in the form of stock options are excluded from the calculation of net earnings per share since they do not have a material dilutive effect on per share figures. Fully diluted earnings per share in 1994 and 1993 include the assumed conversion of subordinated convertible debt.

New Accounting Standards. Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of (FAS 121) was issued during 1995 and is effective for 1996. This standard requires losses to be recorded on long-lived assets when indicators of impairment are present and the undiscounted cash flows are less than the related asset's carrying value. The Company adopted this standard in the fourth quarter of 1995 and its adoption did not have a material effect on its financial statements.

Accounting for Stock-Based Compensation (FAS 123) was issued in 1995 and is effective for 1996. This standard encourages companies to recognize expense for all stock-based compensation arrangements at the date of grant using a fair value based method. However, the standard will allow companies to continue to use historical methods with footnote disclosure for the pro forma effect of using the new fair value method. The Company's present intent is to continue to use its historical method.

Environmental Remediation Costs. Costs incurred to investigate and remediate contaminated sites, caused primarily by defective underground petroleum storage tanks and ground water contamination, are accrued when identified and estimable. The related costs are expensed unless the remediation extends the economic useful life of the assets employed at the site.

Self-insurance. The Company is self-insured for property loss, workers' compensation, general liability and automotive liability, subject to specific retention levels. The Company is also self-insured for health care claims for eligible active and retired associates. Consulting actuaries assist the Company in determining its liability for self-insured claims. The Company is required in certain cases to obtain letters of credit to support its self-insured status. At year-end 1995, the Company's self-insured liabilities were supported by approximately $254.8 million of undrawn letters of credit. Self-insured liabilities, with the exception of postretirement health care benefits, are not discounted.



Inventories

Approximately 94% of inventories are accounted for using the LIFO (last-in, first-out) method for inventory valuation. If the FIFO and average cost methods had been used, inventories would have been $313.1 million, $300.3 million and $303.3 million higher at year-end 1995, 1994 and 1993, respectively. The LIFO charge to earnings was $12.8 million in 1995, $8.2 million in 1994 and $7.2 million in 1993. Under this method, the cost of merchandise sold that is reported in the financial statements approximates current costs and thus reduces the distortion in reported earnings due to increasing cost.

Advertising Expense

The Company expenses advertising costs when the advertisement occurs. Total advertising expense amounted to $168.3 million, $167.2 million and $169.5 million in 1995, 1994 and 1993, respectively. Capitalized advertising costs are immaterial for the periods presented.

Disposition of Operations

On September 8, 1994, the Company sold its 33-store Star Market food division with a basis of $167.0 million for $288.0 million and the assumption of substantially all of its outstanding liabilities. On January 19, 1995, the Company sold 45 of its Acme Markets stores with a basis of $48.4 million for $89.6 million. The assets sold consisted primarily of property, plant, equipment and inventories.

Debt

On March 9, 1995, the Company completed the redemption of its $175 million, 7-1/4% Convertible Subordinated Notes due 2001. The Company issued 5.3 million shares of common stock upon the conversion of $120.3 million principal amount of Notes and the balance of approximately $54.7 million principal amount of Notes was redeemed for cash.

On May 18, 1995, the Company issued $200 million, 7.4% debentures due May 15, 2005, at 99.5% to yield 7.5%. The net proceeds of the offering were used to refinance a portion of the Company's long-term indebtedness that was repaid or redeemed over the twelve months preceding the issuance of such debentures. The refinancing of this long-term debt had been temporarily funded through short-term, variable-rate borrowings under the Company's principal bank credit agreement. The debentures were issued under the Company's $800 million shelf registration statement that was filed on February 18, 1994.

On August 7, 1995, the Company entered into a $75 million, 6.6% note payable due August 7, 2000. The proceeds from the note were used to pay off an existing $75 million, 8.9% note due August 7, 1995. On November 29, 1995, the Company paid off a $50 million, 10.9% note payable.



The Company's principal bank credit agreement is a $1.0 billion revolving credit facility, which expires in 1999. Interest rates for borrowings under the facility are established at the time of borrowing through four different pricing options. Terms of the revolving credit facility provide for borrowings from participating banks or borrowings through issuance of commercial paper that is supported by the facility. The Company also has $150 million of 364-day committed bank lines and $360 million of uncommitted bank lines, which are used for overnight and short-term bank borrowings. At year-end 1995, the Company had $865 million of debt supported by the credit facility and $69 million outstanding under bank lines, leaving unused committed borrowing capacity of $216 million.

The Company capitalized interest costs associated with construction projects of $8.5 million, $3.9 million and $3.4 million in 1995, 1994 and 1993, respectively. The Company made cash payments for interest (net of amounts capitalized) of $169.5 million, $172.0 million and $175.2 million in 1995, 1994 and 1993, respectively.

The aggregate amounts of debt maturing in each of the next five fiscal years are listed below:

(In thousands of dollars)

1996                      $  125,413
1997                          56,222
1998                          72,847
1999                       1,098,362
2000                         148,983
Thereafter                   662,222
Total Debt                $2,164,049

The Company's various loans secured by real estate are collateralized by properties with a net book value of $113.5 million at year-end 1995.


A summary of debt is as follows:

(In thousands of dollars)                                 1995          1994          1993
Public Debt (unsecured):
7.4% Notes due 2005                                   $200,000
Medium Term Notes--fixed interest rates due
 1997 through 2003--average interest rate 7.9%         250,000    $  250,000    $  250,000
9-1/8% Notes due 2002                                  249,075       248,966       248,868
7-1/4% Convertible Subordinated Notes due 2001                       174,997       174,997
9-3/4% Eurobond Notes due 1994                                                     100,000

Bank Borrowings (unsecured):
Revolving credit facility--variable
  interest rates, effectively due 1999--
  average interest rates 6.2% in 1995,
  4.8% in 1994 and 3.6% in 1993                        865,000       645,000       450,000
Lines of credit and commercial paper--
  variable interest rates, effectively
  due 1999--average interest rates 6.4%
  in 1995, 4.7% in 1994 and 3.4% in 1993                69,000       210,000       128,000
Other borrowings--due 1995 through 2000--
  average interest rates 6.5% in 1995,
  8.8% in 1994 and 9.5% in 1993                        125,000       175,000       140,000
9.7% due in 1996                                                                   138,803

Other Unsecured Debt:
9.8% due in 1999 (1)                                   210,000       210,000       210,000
10.6% due in 2004                                      108,893       108,893       108,893
Other--due through 2001                                  3,625         4,211         8,353

Debt Secured by Real Estate:
Fixed interest rates--due through 2014--
  average interest rate 13.3% in 1995,
 13.4% in 1994 and 13.7% in 1993                        83,456        93,662       112,782
Outstanding debt                                     2,164,049     2,120,729     2,070,696
Less current maturities                                125,413       132,019        66,830
Long-term debt                                      $2,038,636    $1,988,710    $2,003,866

(1)  See following paragraph concerning yen loans

The Company uses derivative financial instruments to manage interest and currency risks on two foreign borrowings totaling 29.1 billion yen at an average yen interest rate of 6% and accounts for them as a hedge. At the time the loans originated, the Company entered into interest rate and currency exchange swap agreements (swaps) that match the interest and principal payments of the yen loans. Under these swap agreements, the Company makes fixed rate interest payments of 9.8% and principal payments totaling $210 million and receives payments equal to the underlying yen loan obligations. The proceeds, in yen, from these swaps are used to satisfy the yen-based interest and principal payments. As of year-end 1995, the estimated fair value of the swap agreements based on market quotes was approximately $68.2 million and equaled the loss on the yen loans due to currency and interest rate movements, resulting in an aggregate fair value of zero. The Company is exposed to credit losses in the event of nonperformance by the counterparties to its swap agreements. Such counterparties are highly rated financial institutions and the Company anticipates they will be able to satisfy their obligations under the contracts.


The carrying amounts of the Company's bank borrowings with variable interest rates approximate fair value. The fair value of the Company's borrowings with fixed interest rates is estimated using discounted cash flow analyses, based on current market rates where available, or on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of outstanding debt as of year-end 1995 was $2.3 billion compared to the carrying value of $2.2 billion.

Leases

The Company leases retail stores, offices, warehouses and distribution facilities. Initial lease terms generally range from 20 to 25 years, plus renewal options, and may provide for contingent rent based on sales volume in excess of specified levels.

The summary below shows the aggregate future minimum rent commitments at year-end 1995 for both capital and operating leases. Operating leases are shown net of an aggregate $82.7 million of minimum rent income receivable under non-cancellable subleases. Operating leases also exclude the amortization of acquisition-related fair value adjustments.


                                          Operating    Capital
(In thousands of dollars)                    Leases     Leases

1996                                    $  158,008    $ 17,270
1997                                       150,676     15,688
1998                                       142,438     14,200
1999                                       132,694     12,557
2000                                       119,031     10,381
Thereafter                                 830,500     57,207
Total minimum rent commitments          $1,533,347   127,303
Less executory costs (such as taxes, insurance
 and maintenance) included in capital leases            1,467

Net minimum lease payments                            125,836
Less amount representing interest                      49,717
Obligations under capital leases, including $9.7
 million due within one year                          $76,119


Rent expense, excluding the amortization of acquisition-related fair value adjustments of $14.3 million in 1995, $14.5 million in 1994 and $14.9 million in 1993, was as follows:

                          Minimum   Sublease            Contingent    Total
(In thousands of dollars)    Rent       Rent       Net        Rent     Rent

1995                     $197,543    $14,782  $182,761     $26,003 $208,764
1994                     $184,116    $ 9,064  $175,052     $26,508 $201,560
1993                     $173,910    $ 9,133  $164,777     $29,809 $194,586



Income Taxes

Federal and state income taxes charged to earnings before extraordinary item are summarized below:

                                 53 weeks   52 weeks   52 weeks
(In thousands of dollars)            1995       1994       1993

Current:
 Federal                         $124,317   $229,052   $221,838
 State                             15,979     34,906     30,939
Deferred:
 Federal                           81,859     (2,469)   (29,519)
 State                             11,952       (410)    (4,543)
Federal and state income taxes   $234,107   $261,079   $218,715


Cash payments of income taxes were $169.2 million, $354.6 million and $201.8 million in 1995, 1994 and 1993, respectively.

The Company's effective income tax rate differs from the statutory federal income tax rate as follows:

                                 53 weeks   52 weeks   52 weeks
(Percent of earnings before income taxes)       1995       1994  1993

Statutory federal income tax rate            35.0%     35.0%      35.0%
State income tax rate, net of federal
 income tax effect                            5.1       5.7        5.5
Goodwill amortization                         3.8       3.6        4.5
Tax credits                                  (0.4)     (0.6)      (0.3)
Other                                        (1.0)     (0.6)       0.8
Effective income tax rate                    42.5%     43.1%      45.5%


Deferred tax benefits and liabilities as of year-end 1995 related to the following temporary differences:

(In thousands of dollars)               Benefits    Liabilities       Total

Basis in fixed assets                   $ 36,105     $(269,333)  $(233,228)
Self-insurance reserves                  215,386                   215,386
Purchase accounting valuation             41,827      (334,787)   (292,960)
Compensation and benefits                 34,021       (55,011)    (20,990)
Other, net                                51,330       (64,999)    (13,669)
Deferred tax benefits and liabilities   $378,669     $(724,130)  $(345,461)

No valuation allowances have been considered necessary in the calculation of deferred tax benefits.



Stock Option Plans

The Company's 1989 Stock Option and Stock Award Plan (1989 Plan) provides for the grant of options to purchase shares of common stock, the grant of stock appreciation rights and the issuance of restricted stock awards for an aggregate of up to 4.8 million shares of common stock, subject to certain antidilution adjustments. At year-end 1995, there were 3.1 million shares reserved for future grants under the 1989 Plan.

During 1995, 1.2 million options to purchase common stock were issued under the 1989 Plan and 0.4 million were issued under a plan that subsequently expired.
At year-end 1995, there were 1.1 million shares under stock options outstanding under the 1989 Plan and 0.8 million shares under stock options outstanding under an expired plan.

Compensation relating to stock option and award plans decreased pre-tax earnings by $3.4 million in 1995, $2.9 million in 1994 and $3.1 million in 1993. The average exercise price of stock options exercised during 1995 was $7.28 per share. The average exercise price per share for outstanding options was $22.73, $11.24 and $11.20 at year end 1995, 1994 and 1993, respectively.

A summary of stock options is as follows:

(In thousands of shares)             1995       1994       1993

Outstanding at beginning of year    1,360      2,183      3,008
Granted                             1,548
Exercised                            (826)      (610)      (715)
Forfeited                            (162)      (213)      (110)
Outstanding at end of year          1,920      1,360      2,183
Exercisable at end of year            237        457      1,067
Reserved for future grants          3,117      4,503      4,298


Employee Stock Purchase Plan

On June 21, 1995, the shareholders approved the American Stores Company Employee Stock Purchase Plan (ESPP). The ESPP allows eligible employees the right to purchase common stock on a quarterly basis at the lower of 85% of the market price at the beginning or end of each three-month offering period. As of February 3, 1996, there were 7.0 million shares of common stock reserved for the ESPP and there had been no issuances to date. The ESPP operates on a calendar basis beginning January 1, 1996; a liability has been recorded for ESPP withholdings not yet applied towards the purchase of common stock.

Stock Purchase Incentive Plans

In 1992, the Company's shareholders approved both the American Stores Company Key Executive Stock Purchase Incentive Plan and the American Stores Company Board of Directors Stock Purchase Incentive Plan (Plans). The Plans are intended to promote the long-term growth and financial success of the Company, and to strengthen the link between management and shareholders. The Board of Directors Plan was terminated on March 21, 1995, however the termination does not affect the terms of any awards outstanding on the date of termination.

Since the Plan's inception, the Company has awarded to certain directors and key executive officers the right to purchase a specified number of shares of the Company's stock and extended to such directors and officers full recourse interest bearing purchase loans to acquire the stock. The stock purchased by the directors and officers with the purchase loans was issued from treasury shares. The purchase loans have an eight-year term and accrue interest at rates ranging from 5.3% to 7.8%. The acquisition price of the stock was the average of the high and low value on the day acquired, as reported on the New York Stock Exchange. Shares held by the executives and directors pursuant to the Plans were 2.1 million for 1995 and 1994 and 2.4 million for 1993, with corresponding loan balances of $42.6 million, $40.3 million and $45.8 million, respectively. The aggregate principal of these notes outstanding is recorded as a reduction of additional paid-in capital in the balance sheet.

Participants purchasing stock under the Plans are eligible for a deferred cash incentive award, which is generally payable at the end of a five-year performance cycle. One-half of the deferred award will be based on the continuation of service with the Company (Service Component), and the other half will be based on the Company's relative stock price performance versus a selected group of companies in the retail food and drug industry (Performance Component). The maximum combined Performance Component and Service Component payable to participants will not exceed the original principal amount of the purchase loan plus accrued but unpaid interest. The estimated deferred cash incentive award is recorded as compensation expense on the income statement and amounts earned to date are recognized as a credit to the note balances in additional paid-in capital in the balance sheet.

Preferred Share Purchase Rights

During March 1988, the Board of Directors of the Company declared a distribution of one Preferred Share Purchase Right (Right) for each outstanding share of the Company's common stock.

Each Right entitles shareholders to purchase one four-hundredth of a share of a new series of preferred stock at an exercise price of $62.50. The Rights will be exercisable only if a person or group acquires 20% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 20% or more of the Company's common stock. The Rights will not apply to a 20% or greater position held by Mr. L. S. Skaggs, the Company's former Chairman, or certain other related parties. The Company will be entitled to redeem the Rights at one-quarter cent per Right any time before a 20% or greater position has been acquired. Additionally, the Company may lower the 20% threshold to not less than the greater of (i) any percentage greater than the largest percentage of common stock known by the Company to be owned by any person (other than L. S. Skaggs) and (ii) 10%.

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

Repurchase of Common Stock

The Company repurchased 2.5 million shares of its common stock during 1995 at an average price of $28.93 per share in accordance with its existing stock repurchase program. As of February 3, 1996, there remained an additional 1.5 million shares authorized for repurchase under the program.

Postretirement Health Care Benefits

The Company provides certain health care benefits to eligible retirees of certain defined employee groups under two unfunded plans, a defined dollar and a full coverage plan.

The accumulated postretirement health care benefit obligation is as follows:

(In thousands of dollars)             1995      1994      1993

Current retirees                   $37,396   $35,787   $45,389
Current active employees            14,275    13,521    20,893
Unrecognized gain                   14,390    16,819     1,612
Accumulated postretirement
  benefit obligation ("APBO")      $66,061   $66,127   $67,894
Discount rate                          8.5%      8.5%      7.4%


The components of postretirement health care benefit expense are as follows:

(In thousands of dollars)              1995     1994       1993

Service cost                         $  768   $1,013     $1,027
Interest cost                         4,006    3,730      4,827
Adjustment of APBO                     (465)    (598)
Net post retirement health care
   benefit expense                   $4,309   $4,145     $5,854



The Company assumed no increase in the cost of the defined dollar benefit plan in any year presented. Changes in assumptions do not impact the defined dollar plan. The assumed health care cost trend rates used to measure the expected cost of benefits included a rate of increase of 10% for 1996 decreasing to 6% by the year 2000. Increasing the assumed health care cost trend rates for the full coverage plan by one percentage point in each year would have resulted in an increase of $2.1 million in the APBO and no material increase in annual health care expense.

Retirement Plans

The Company sponsors and contributes to a defined contribution retirement plan, American Stores Retirement Estates (ASRE). This plan was authorized by the Board of Directors for the purpose of providing retirement benefits for associates of American Stores Company and its subsidiaries. The plan covers employees meeting age and service eligibility requirements, except those represented by a labor union, unless the collective bargaining agreement provides for participation. Contributions to ASRE are made at the discretion of the Board of Directors.

The Company also contributes to multi-employer defined benefit retirement plans in accordance with the provisions of the various labor contracts that govern the plans. The multi-employer plan contributions are generally based on the number of hours worked. Information about these plans as to vested and non-vested accumulated benefits and net assets available for benefits is not available.

                                  53 weeks  52 weeks   52 weeks
(In thousands of dollars)            1995       1994       1993

Company sponsored plans          $ 81,704   $ 84,149   $ 79,626
Multi-employer plans               86,723     67,391     62,859
Retirement plans expense         $168,427   $151,540   $142,485

During 1994, the Company entered into Employment Agreements (Agreements) with 17 of the Company's key executive officers. During 1995 the Company entered into an Agreement with an additional employee. The Agreements are for terms of either three or five years, may be renewed by the Company for subsequent three-year or five-year terms, contain usual and customary terms of employment agreements and provide the officers with a special long-range retirement plan. Under the retirement plan, the executives are entitled to receive an annual payment for a period of 20 years beginning at age 57 or upon termination of employment, whichever occurs later. The retirement benefit is calculated as a percentage of the executive's average target compensation objective during the last two years of his or her employment under the Agreement. The benefit ranges from 9% to 40% based on years of service with the Company. The retirement benefit will be forfeited if the executive enters into competition with the Company. At year-end 1995, 17 of the Agreements remained in effect.



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

The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). At most such locations, remediation is either underway or completed. Reserves have been established for each environmental contamination site unless an unfavorable outcome is remote. Although the ultimate outcome and expense of environmental remediation is uncertain, the Company believes that required remediation and continuing compliance with environmental laws in excess of current reserves will not have a material adverse effect on the financial condition or results of operations of the Company. Charges against earnings for environmental remediation were not material in 1995, 1994 or 1993.

Legal Proceedings

The Company is involved in various claims, administrative proceedings and other legal proceedings which arise from time to time in connection with the conduct of the Company's business. In the opinion of management, such proceedings will not have a material adverse effect on the Company's financial condition or results of operations.

Organizational Changes

The Company recorded a charge to operating expenses of $23.9 million in 1994 for centralization of information technology, accounting, real estate and construction functions. As of third quarter 1995, the entire reserve had been utilized without significant adjustments to the original amount.


Quarterly Results (Unaudited)

In the opinion of management, all adjustments necessary for a fair presentation have been included:

(In thousands of dollars,                        First        Second        Third        Fourth        Fiscal
except per share data)                         Quarter       Quarter      Quarter      Quarter(3)       Year

1995(1)(2)


Sales                                       $4,362,237   $4,494,890    $4,361,183    $5,090,584   $18,308,894
Gross profit                                 1,160,445     1,193,991    1,181,934     1,382,171     4,918,541
Operating profit                               134,576       165,277      154,632       252,338       706,823
Other                                          (3,703)         1,042        (718)       (1,730)       (5,109)
Net earnings                                    53,883        73,937       67,445       121,544       316,809
Net earnings per share                            $.37          $.50         $.46          $.83         $2.16
Fully diluted earnings per share                   .37           .50          .46           .83          2.16

1994
Sales                                       $4,607,652    $4,669,018   $4,431,863    $4,646,593   $18,355,126
Gross profit                                 1,219,801     1,232,503    1,183,166     1,282,957     4,918,427
Operating profit                               131,756       169,830      120,982       227,500       650,068
Other                                          (1,623)       (1,900)       87,785        35,847       120,109
Net earnings                                    47,963        69,034       97,934       130,253       345,184
Net earnings per share                            $.34          $.48         $.69          $.91         $2.42
Fully diluted earnings per share                   .33           .47          .66           .87          2.33

1993
Sales                                       $4,668,105    $4,693,057   $4,531,715    $4,870,562   $18,763,439
Gross profit                                 1,201,785     1,224,186    1,195,398     1,326,463     4,947,832
Operating profit                               118,108       153,695      136,994       233,085       641,882
Other                                           31,665       (2,544)          699       (5,692)        24,128
Net earnings before extraordinary item          56,507        58,501       45,408       101,674       262,090
Extraordinary item - early retirement of
  debt - net of taxes                         (15,000)                                               (15,000)
Net earnings                                    41,507        58,501       45,408       101,674       247,090
Earnings per share before
  extraordinary item                              $.40          $.41          $.32         $.72         $1.85
Extraordinary item                                (.11)                                                  (.11)
Net earnings per share                            $.29          $.41          $.32         $.72         $1.74
Fully diluted earnings per share                   .29           .40           .31          .69          1.69


(1)  53-week year

(2) The fourth quarter of fiscal 1995 is a fourteen week quarter, compared to thirteen week quarters for fiscal 1994 and 1993.

(3)Operating profit in the fourth quarter has exceeded the prior three quarters in each of the three years presented due to the seasonality of the food and drug retail business and LIFO inventory adjustments. The holiday season in the fourth quarter benefits the food and drug retail business. Increased cold and flu occurrences during this quarter also benefit the drug store operations.