Form 10-K, Exhibit 13
period 1997-02-01
AMERICAN STORES CO /NEW/
filed 1997-04-14
CIK 90811

Exhibit 13


Common Stock Market Prices and Dividends

The following table sets forth the high and low reported sales prices for the Company's common stock for the fiscal periods indicated as reported on the New York Stock Exchange Composite Tape and dividends paid on the common stock during such periods. The common shares of the Company are listed on the New York, Philadelphia, Chicago and Pacific stock exchanges under the trading symbol "ASC". The number of shareholders of record of the Company's common stock at March 29, 1997, was 31,755.

                            1996                       1995                          1994

                 Market Price                 Market Price                Market Price
                                      Cash                         Cash                          Cash
                                 Dividends                    Dividends                     Dividends
                 High     Low         Paid    High     Low         Paid   High       Low         Paid

First Quarter    $34 1/4  $25 3/8     $.16    $26 1/8  $23 1/4     $.14   $27 3/16   $20 7/8     $.12
Second Quarter   $41 1/4  $32          .16    $29 3/4  $24 3/4      .14   $26 1/8    $23 1/4      .12
Third Quarter    $42 3/4  $37 1/2      .16    $30 3/4  $28 1/8      .14   $27 1/8    $23 3/4      .12
Fourth Quarter   $45 3/8  $38 3/8      .16    $30 3/4  $24 7/8      .14   $27 3/4    $24          .12
Annual Dividend                       $.64                         $.56                          $.48

Selected Financial Data

The following consolidated selected financial data of the Company for the last five years should be read in conjunction with the consolidated financial statements and related notes appearing on pages 12 to 30.

Comparisons of the results of operations between fiscal years 1992 to 1996 are rendered difficult due to the Company's disposition of stores. These include the disposition of 45 Acme Markets stores in the fourth quarter of 1994, the 33-store Star Market food division in the third quarter of 1994 and 74 Jewel Osco combination food and drug stores in the first quarter of 1992. These disposed of stores generated sales in the amounts of $.8 billion, $1.2 billion and $1.4 billion in 1994, 1993 and 1992, respectively. In addition, all years included 52 weeks except for 1995, which included 53 weeks.

(In thousands of dollars, except per share data)
                                                1996         1995 (1)      1994         1993           1992

Sales                                    $18,678,129  $18,308,894   $18,355,126  $18,763,439    $19,051,180

Earnings before extraordinary item          $287,221     $316,809      $345,184     $262,090       $207,466
Extraordinary item - early retire-
  ment of debt - net of taxes                                                        (15,000)
Net earnings                                $287,221     $316,809      $345,184     $247,090       $207,466

Average common shares outstanding            145,888      146,943       142,767      142,202        140,314
Earnings per common share before extra-
  ordinary item                                $1.97        $2.16         $2.42        $1.85          $1.48
Extraordinary item - early retirement
  of debt - net of taxes                                                                (.11)
Net earnings per common share                  $1.97(5)     $2.16         $2.42(6)     $1.74          $1.48
Fully diluted earnings per common share        $1.97(5)     $2.16         $2.33(6)     $1.69          $1.44
Cash dividends declared per common share        $.64         $.56          $.48         $.40           $.36
Total assets                              $7,881,405   $7,362,964    $7,031,566   $6,927,434     $6,763,793
Total debt and obligations under
  capital leases                          $2,679,147   $2,240,168    $2,205,291   $2,167,999     $2,248,316
Total capital expenditures (2)              $999,986     $801,371      $565,313     $652,928       $476,617
Total stores (3)                               1,695        1,650         1,597        1,695          1,672
Selling area square footage (000's) (4)       33,823       32,523        31,179       32,727         32,320

(1) 53-week fiscal year
(2) Amount includes capitalized leases and the net present value of property, plant and equipmentleased under operating leases
(3) Includes jointly operated combination stores which are each counted as two separate stores
(4) Selling area square footage was 74% of total retail square footage in 1996
(5) Includes special charges totaling $.41 per share of expense
(6) Includes non-recurring items totaling $.39 per share of income

NOTE:  The fiscal year of the Company ends on the Saturday nearest to January
31.  All references herein to `1996'', ``1995'', `1994'', "1993" and "1992"
represent the fiscal years ended February 1, 1997, February 3, 1996, January 28, 1995, January 29, 1994 and January 30, 1993, respectively. All years include 52 weeks except for 1995, which included 53 weeks.


Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparisons between years are rendered difficult due to (i) the fact that not all fiscal years being compared were the same length; the 1995 fiscal year included 53 weeks while the 1996 and 1994 fiscal years included 52 weeks, and
(ii) the disposition of the 33-store Star Market food division in the third quarter of 1994 and the 45 Acme Markets stores in the fourth quarter of 1994 (disposed of operations).

Total sales and the percentage change in comparable store sales (sales from stores that have been open at least one year, including replacement stores) for the 1996 52-week fiscal year, the 1995 53-week fiscal year and the 1994 52-week fiscal year, are set forth in the tables below. Sales from continuing operations increased 2.0% in 1996 and 4.5% in 1995. Adjusting for the extra week in 1995, total sales from continuing operations would have increased 4.0% in 1996 and 2.6% in 1995. The improvement in total and comparable food store operations sales in 1996 is primarily a result of increased capital spending and more effective marketing efforts, including customer loyalty cards and targeted marketing promotions. Total and comparable sales in 1996 also increased due to the impact of a nine-day labor dispute in the first quarter of 1995 in the food store operations. Drug store operations total and comparable sales increased in 1996 due primarily to capital spending and increased pharmacy sales. The increase in 1995 sales from continuing operations is primarily a result of improved performance at both operating divisions and the extra week of operations.

                                                   Total Sales
                                        52 weeks    53 weeks    52 weeks
         (In millions of dollars)           1996        1995        1994

         Food store operations           $13,420     $13,302     $12,959
         Drug store operations             5,227       4,995       4,544
         Other                                31          12          12
         Continuing operations            18,678      18,309      17,515
         Disposed of operations                                      840

           Total sales                   $18,678     $18,309     $18,355

                                              Comparable Store Sales
                                        52 weeks    53 weeks    52 weeks
         (Percentage change)                1996        1995        1994

         Eastern food operations            2.2%        1.5 %       0.7 %
         Western food operations            2.4%       (0.8)%      (1.8)%
         Drug store operations              5.8%        4.8 %       4.2 %

            Total change                    3.3%        1.4 %       0.5 %


Beginning in the first quarter of 1996, the Company, in connection with its consolidation efforts, classified advertising expense as a cost of merchandise sold. Previously, these expenses were classified as operating expenses. Prior years have been reclassified to conform to the current year presentation.

Gross profit as a percent of sales increased to 26.6% in 1996, compared to 25.9% in 1995 and 1994. The increase in 1996 gross profit over 1995 is primarily due to benefits realized from centralized procurement, better product mix and lower warehousing costs. Advertising expense also decreased due to the shift from newspaper and print advertising to direct mail targeted marketing. These improvements were partially offset by lower pharmacy margins due to a shift from cash to lower margin third-party customers and a $10.0 million ($.04 per share) special charge to adjust inventories to a common inventory valuation method. Gross profit in 1995 was essentially flat compared to 1994. Gross profit was favorably impacted in 1995 primarily as a result of the disposed of operations, which produced lower margins than the continuing operations, and improvements in the food store operations due to improved product mix and promotional strategies. However, these increases were adversely affected by competitive drug store pharmacy gross margins and the impact of a nine-day labor dispute in the first quarter of 1995 in the food store operations. The annual pre-tax LIFO charge to earnings amounted to $11.4 million in 1996, $12.8 million in 1995 and $8.2 million in 1994.

Operating expense as a percent of sales increased to 22.5% in 1996, compared to 22.1% in 1995 and decreased compared to 23.3% in 1994. The increase in 1996 is primarily due to special charges of $15.5 million ($.06 per share) for severance costs related primarily to the consolidation of certain warehouse and office facilities and increased costs associated with new stores, offset in part by lower self-insurance costs, better overall cost control and improved sales. In 1995, operating expense in the food store operations benefited from the renegotiation of a labor contract with the United Food and Commercial Workers International. The new contract will expire in 1999, and replaced a contract scheduled to expire in 1996. As a result of the early termination of the contract, certain health and welfare savings, which were being recognized over the life of the old contract, were immediately recognized in the third quarter of 1995. Operating expense in the food store operations also decreased in 1995 due to lower self-insurance costs, productivity improvements and better overall cost control, which were partially offset by the impact of the nine-day labor dispute. In addition, improved sales, lower insurance costs and better overall cost control in the drug store operations helped lower 1995 operating expense as a percent of sales. Operating expense in 1994 included charges of $23.9 million ($.10 per share) for centralization of administrative functions, including information technology and accounting and expenses for the consolidation of the computer data centers and a voluntary severance program initiated at Acme Markets, totaling $11.2 million ($.05 per share).

Total operating profit for the last three fiscal years is set forth in the following table. Operating profit from continuing operations increased 7.8% in 1996, 11.9% in 1995 and 4.4% in 1994. Total operating profit was 4.1% of sales in 1996, 3.9% of sales in 1995 and 3.5% of sales in 1994. The increase in 1996 operating profit is primarily due to stronger sales and improved gross profit margins. The increase in 1995 operating profit and operating profit as a percent of sales is primarily due to strong performances from the Company's core operations and the extra week of operations included in 1995. In addition, operating profit in the food store operations improved in 1995 due to successful joint marketing of the combination stores, and lower health and welfare costs associated with the renegotiated labor contract. Operating profit in the drug store operations improved in 1995 due to lower insurance costs and better cost control slightly offset by the start-up costs of 71 new stores, including 17 acquired Clark drug stores.
                                                 Operating Profit
                                        52 weeks    53 weeks     52 weeks
         (In millions of dollars)           1996        1995         1994

         Food store operations            $608.3      $542.9       $504.1
         Drug store operations             260.0       245.4        228.5
         LIFO charge                       (11.4)      (12.8)        (8.2)
         Purchase accounting amortization  (78.7)      (76.8)       (78.6)
         Other                             (16.5)        8.1        (14.1)

         Continuing operations             761.7       706.8        631.7
         Disposed of operations                                      18.4

           Total operating profit         $761.7      $706.8       $650.1

Interest expense increased in 1996 due to increased borrowings including the addition of the $350 million principal amount of 30-year, 8% debentures which partially replaced short-term variable rate debt. Interest expense decreased in 1995 and 1994 due to lower average interest rates resulting from the refinancing of high coupon borrowings at lower rates and lower average debt levels.
Interest expense also benefited from the conversion of a portion of the convertible notes from debt to equity in the first quarter of 1995. The caption `Other'' in 1996 of $85.6 million included special charges of $74.5 million ($.31 per share) for expenses related mainly to the closure of certain stores, warehouses and offices, and asset impairment charges. The caption `Other'' in 1994 of $126.9 million included non-recurring gains of $121.0 million on the sale of the Star Market food division, $41.2 million on the sale of 45 Acme Markets stores and a charge of $31.3 million for closed store costs (totaling $.54 per share).

The Company's effective income tax rates were 43.1% in 1996, 42.5% in 1995 and 43.1% in 1994. The increase in the 1996 effective tax rate is due to lower earnings caused by the special charges, the impact of goodwill charges and lower tax credits. The disposition of assets during 1995 and 1994 in states with higher tax rates resulted in lower effective income tax rates in 1995.

The Company recorded special charges aggregating approximately $100.0 million, before taxes, or $.41 per share, during 1996 related primarily to its Delta initiatives. The Delta initiatives are designed to transform the Company from a holding company to a unified operating company.

The components of the charge include: warehouse consolidation costs, administrative office consolidation costs, closed store costs, asset impairment costs and other miscellaneous charges. The cost of consolidating four general merchandise warehouses into one in southern California totaled $26.4 million and is primarily related to lease termination costs, a reserve for the anticipated loss on the sale of owned facilities (based on management's estimated fair market value) and adjusting inventories to a common inventory valuation method. The cost of consolidating administrative offices in Salt Lake City and Chicago totaled $26.3 million and relates to asset write-offs, lease termination costs and severance costs. The severance components resulted from the Company's commitment to restructure and consolidate human resources, payroll, Drug Store administration and general merchandise buying functions. Closed store costs included mainly lease termination costs and fixed asset write-offs totaling $12.9 million. Asset impairment charges totaling $26.4 million consist of replacements of outdated computer systems and impairment of groups of stores and other assets that do not fit the long-term strategic plan of the Company. In addition, other reserves totaling $8.0 million were recorded. The special charges are included in cost of merchandise sold ($10.0 million), operating and administrative expenses ($15.5 million) and other non-operating expense ($74.5 million). As of year-end 1996, the Company charged $18.0 million against the reserve, of which $12.3 million related to asset impairment. Disposal of impaired assets is expected to be complete in fiscal 1998.

Liquidity and Capital Resources

Cash provided by operating activities decreased by $111.3 million from 1995 to 1996 primarily due to increased inventory related to new warehouses and increased store square footage related to the Company's capital program. Cash and cash equivalents and accounts payable at the end of 1996 were lower than the end of 1995 and 1994 due primarily to the timing of vendor payments at the end of the fiscal year.

Cash capital expenditures amounted to $877.6 million in 1996, $750.9 million in 1995 and $538.0 million in 1994. Additional capital expenditures represented by the net present value of leases amounted to $122.4 million in 1996, $50.5 million in 1995 and $27.3 million in 1994. The increase in capital expenditures in 1996 reflects the Company's commitment to its expanded capital expenditure program announced in 1992.

The following table shows store counts for new, remodeled and closed stores in total and net of jointly operated combination stores, which are counted in a food store division and a drug store division as two separate stores:


                                   Store Counts
                    Projected
                         1997       1996       1995     1994


Gross                     100        122         92       49
Combination stores         20         23          5        4
Net new stores             80         99         87       45

Remodels
Gross                     100         94        223      166
Combination stores         20         10         25       11
Net remodels               80         84        198      155

Closed
Gross                                 77         39      147
Combination stores                    10          1        3
Net closed stores                     67         38      144

Capital expenditures for fiscal 1997, including the net present value of leases, are expected to approximate $1.0 billion and will be funded through cash flow from operations, credit facilities and other long-term borrowings.

In June of 1996, the Company issued $350 million, 8.0% debentures due June 1, 2026 at 99.3% to yield 8.1% under an $800 million shelf registration statement filed on February 18, 1994. The Company received net proceeds of approximately $344 million which were used to pay off financings totaling $100 million at an average interest rate of 8.25% and to refinance additional short-term variable rate borrowings under the Company's principal bank credit agreement.

The net increase in debt, including capitalized leases, was $439.0 million and $34.9 million in 1996 and 1995, respectively. The increases are due to changes in working capital, increased capital spending and repurchases of common stock in 1996 and 1995.

The Company's principal bank credit agreement at year-end 1996 was a $1.0 billion revolving credit facility which expires in 1999 and is used for direct borrowings and as backup support for commercial paper. The Company also has $250 million of 364-day committed bank lines and $320 million of uncommitted bank lines, which are used for overnight and short-term bank borrowings and $250 million in availability under a shelf registration statement. At year-end 1996, the Company had $957 million of debt supported by the credit facility and $183 million outstanding under bank lines, leaving unused committed borrowing capacity of $110 million.

On March 28, 1997, the Company increased the capacity of its existing revolving credit facility from $1 billion to $2 billion, which includes a $1.5 billion five-year revolving credit facility and a $500 million 364-day revolving credit facility (the Amended Credit Facilities). See Subsequent Events discussion following.

In June of 1996, the Company replaced its existing stock repurchase program with a new repurchase program which authorizes the repurchase of up to two million shares of common stock. During 1996 the Company repurchased 1.1 million shares of its common stock at an average price of $34.67 per share in accordance with the Company's stock repurchase programs. As of February 1, 1997, an additional
1.9 million shares remained authorized for repurchase.

Working capital amounted to $364.8 million at year-end 1996 compared to $96.3 million at year-end 1995 and $200.7 million at year-end 1994. Cash and cash equivalents and accounts payable at the end of 1996 were lower than at the end of 1995 primarily due to the timing of vendor payments at the end of the fiscal year. Inventory increased due to new warehouses and increased store square footage related to the Company's capital program.

The Company's ratio of total debt (debt plus obligations under capital leases) to total capitalization (total debt plus common shareholders' equity) amounted to 51.4%, 48.8% and 51.8% at year-end 1996, 1995 and 1994, respectively.

The Company believes that its cash flow from operations, supplemented by the Amended Credit Facilities, committed and uncommitted credit facilities, other long-term borrowings, $250 million in availability under a shelf registration statement, as well as its ability to refinance debt, will be adequate to meet its presently identifiable cash requirements.

During 1996, the Company entered into an interest rate swap agreement with a notional amount of $200 million, for the purpose of hedging the interest rate on debt the Company anticipates issuing in 1997 under the shelf registration statement. The estimated fair value of the interest rate swap agreement based on market quotes at year-end 1996 was $2.8 million.

The Company also uses derivative financial instruments to manage interest and currency risks on a foreign borrowing, due in 1999, that had an outstanding principal balance of $160 million at year-end 1996.

The Company is exposed to credit losses in the event of nonperformance by the counterparties to its swap agreements. Such counterparties are highly-rated financial institutions and the Company anticipates they will be able to satisfy their obligations under the contracts.

Contingencies

The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). Although the ultimate outcome and expense of environmental remediation is uncertain, the Company believes that the required costs of remediation and continuing compliance with environmental laws, in excess of current reserves, will not have a material adverse effect on the financial condition or operating results of the Company.

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

Delta Initiatives

Delta is a series of initiatives designed as a self-consolidation and re-engineering program that is transforming the Company from a holding company to an operating company. Prior to Delta, the Company operated as seven autonomous companies with different systems and processes. The goal of Delta is to build on the size of the Company and to develop common business processes and systems to best manage growth for the future. Delta is designed to improve the Company's ability to purchase products and move them through the supply-chain more quickly, efficiently and cost-effectively, which also results in more efficient store operations. It seeks to achieve these goals through changes in the Company's purchasing, warehousing, inventory control and distribution systems. The information gathered from the common systems and processes assists the Company's marketing and merchandising programs. Each Delta initiative has a different timeline, but the majority of the supply-chain initiatives are targeted for completion by the end of 1997. Management believes the benefits of Delta will begin to exceed costs for the second half of 1997. To continue to meet customer needs, the Company intends to maintain store operations, marketing and merchandising on a local level. Some examples of how Delta has been implemented into the business are: (i) centralization of the procurement and logistics groups; (ii) execution of national contracts with selected vendors for greeting cards, photo-finishing, spices, magazines and, most recently, whole-bean coffee; (iii) installation of computerized warehouse systems in over 90% of the Company's warehouses, reducing labor cost and increasing the efficiency of replenishment; (iv) consolidation of four general merchandise warehouses in southern California into a single facility; and (v) consolidation of administrative, real estate, construction and information technology functions.

Subsequent Events

On February 20, 1997, the Company and the family of L. S. Skaggs entered into an agreement for the repurchase by the Company of 12.2 million shares of its common stock from the Skaggs family and certain family and charitable trusts for $45 per share, the closing price on the date of the agreement (the Repurchase). Pursuant to the agreement, the Company filed, at its cost, a registration statement to enable such shareholders to sell 15.4 million additional shares in a secondary offering. The closing of the secondary offering, at $43 per share, and the Repurchase was consummated on April 8, 1997. In addition, the Company has granted the underwriters for the offering an option to purchase an additional 2.3 million shares to cover over-allotments. If the option is exercised, these additional shares would be primary shares to be issued by the Company. The Company has agreed to reimburse the selling shareholders for underwriting fees, legal fees and other expenses incurred by them in connection with the transactions.

The selling shareholders have agreed to enter into a 10-year standstill agreement restricting purchases and sales of the Company's shares, proxy fights and other actions.

The Company plans to finance the $550 million Repurchase initially through the Amended Credit Facilities. Subject to market conditions, the Company expects to refinance the indebtedness incurred in connection with the Repurchase through public equity and/or debt issuances over the next six to 12 months.

In anticipation of the expiration of the 1992 Key Executive Stock Purchase Incentive Plan, the Board of Directors recently approved a new stock-based management incentive program. A total of approximately 3.1 million shares were granted under a new plan and an existing plan at an exercise price of $45 per share.

Cautionary Note

This report contains certain forward-looking statements about the future performance of the Company which are based on management's assumptions and beliefs in light of the information currently available to it. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food and drug industries generally and particularly in the Company's principal markets; the ability of the Company to implement the Company's Delta initiatives in accordance with the currently contemplated schedule and budget; changes in the financial markets which may affect the Company's cost of capital and the ability of the Company to access the public debt and equity markets to refinance indebtedness and fund the Company's capital expenditure program on satisfactory terms; supply or quality control problems with the Company's vendors; and changes in economic conditions which affect the buying patterns of the Company's customers.



Report of Independent Auditors












Shareholders and Board of Directors
American Stores Company

We have audited the accompanying consolidated balance sheets of American Stores Company and subsidiaries as of February 1, 1997, February 3, 1996 and January 28, 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Stores Company and subsidiaries at February 1, 1997, February 3, 1996 and January 28, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 1997, in conformity with generally accepted accounting principles.


                                   (Signature)




March 14, 1997, except for the
  Subsequent Events Note, as to
  which the date is April 8, 1997
Salt Lake City, Utah

Consolidated Statements of Earnings


                                                                     52 weeks        53 weeks         52 weeks
(In thousands, except per share data)                                    1996            1995             1994

Sales                                                             $18,678,129     $18,308,894      $18,355,126
Cost of merchandise sold, including ware-
  housing and transportation expenses                              13,713,151      13,558,690       13,603,882

Gross profit                                                        4,964,978       4,750,204        4,751,244
Operating and administrative expenses                               4,203,302       4,043,381        4,101,176

Operating profit                                                      761,676         706,823          650,068

Other income (expense):
  Interest expense                                                   (171,558)       (159,545)        (170,703)
  Other                                                               (85,566)          3,638          126,898

Total other income (expense)                                         (257,124)       (155,907)         (43,805)

Earnings before income taxes                                          504,552         550,916          606,263
Federal and state income taxes                                       (217,331)       (234,107)        (261,079)

Net earnings                                                       $  287,221      $  316,809       $  345,184

Average shares outstanding                                            145,888         146,943          142,767

Net earnings per share                                                  $1.97           $2.16            $2.42

Fully diluted earnings per share                                        $1.97           $2.16            $2.33

See notes to consolidated financial statements

Consolidated Balance Sheets

                                                                                      Year-end
(In thousands of dollars, except per share data)                        1996              1995            1994

ASSETS
Current Assets
Cash and cash equivalents                                         $   37,467        $  102,422      $  195,689
Receivables                                                          318,878           319,688         291,760
Inventories                                                        1,725,542         1,572,242       1,526,770
Prepaid expenses                                                      66,510            69,098          48,711
Deferred income tax benefits                                          18,099            20,517          69,165

Total Current Assets                                               2,166,496         2,083,967       2,132,095

Property, Plant and Equipment, at cost
Land                                                                 636,068           597,804         522,014
Buildings                                                          1,803,752         1,399,561       1,221,871
Fixtures and equipment                                             2,616,633         2,415,326       2,168,826
Leasehold improvements                                               781,454           736,682         654,441

                                                                   5,837,907         5,149,373       4,567,152
Less accumulated depreciation and
  amortization                                                     2,250,876         2,019,557       1,800,714

Net Property, Plant and Equipment                                  3,587,031         3,129,816       2,766,438

Property Under Capital Leases, less
  accumulated amortization of $110,379
  in 1996, $106,993 in 1995 and $103,760
  in 1994                                                             66,682            76,084          84,690

Goodwill, less accumulated amortization
  of $471,150 in 1996, $418,006 in 1995
  and $365,271 in 1994                                             1,665,242         1,722,892       1,771,121

Other Assets                                                         395,954           350,205         277,222

Total Assets                                                      $7,881,405        $7,362,964      $7,031,566

Consolidated Balance Sheets (concluded)
                                                                                   Year-end
(In thousands of dollars, except per share data)                        1996              1995            1994

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current maturities of long-term debt                              $   56,703        $  125,413      $  132,019
Current obligations under capital leases                               9,300             9,739           9,195
Accounts payable                                                     851,285           996,354         883,329
Accrued payroll and benefits                                         325,806           331,843         350,637
Current portion of self-insurance reserves                           121,144           153,464         179,595
Income taxes payable                                                  21,290            17,292          46,170
Other current liabilities                                            416,153           353,598         330,486
Total Current Liabilities                                          1,801,681         1,987,703       1,931,431

Long-term Debt,
   less current maturities                                         2,556,734         2,038,636       1,988,710
Obligations Under Capital Leases,
   less current obligations                                           56,410            66,380          75,367
Self-insurance Reserves, less current portion                        403,981           434,028         464,119
Deferred Income Taxes                                                348,846           365,978         320,814
Other Liabilities                                                    178,326           115,743         200,204

Shareholders' Equity
Common stock of $1.00 par value, authorized
   325,000,000 shares; issued 149,889,236
   shares in 1996 and 1995 and 144,542,156
   shares in 1994                                                    149,889           149,889         144,542
Additional paid-in capital                                           362,561           345,118         216,418
Retained earnings                                                  2,136,744         1,942,874       1,708,672
Less cost of treasury stock; 3,974,595 shares
   in 1996, 3,441,451 shares in 1995 and
   1,571,094 shares in 1994                                         (113,767)          (83,385)        (18,711)
Total Shareholders' Equity                                         2,535,427         2,354,496       2,050,921
Total Liabilities and Shareholders' Equity                        $7,881,405        $7,362,964      $7,031,566

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

                                                                 52 weeks        53 weeks         52 weeks
(In thousands of dollars)                                            1996            1995             1994

Cash flows from operating activities:
Net earnings                                                     $287,221        $316,809         $345,184
Adjustments to reconcile net earnings
  to net cash provided by operating
  activities:
Depreciation and amortization                                     440,445         404,562          407,286
Net loss (gain) on asset sales                                        265          (3,219)        (158,448)
Self-insurance reserves                                           (62,367)        (56,222)         (22,229)
Other                                                              59,654         (92,688)         (88,160)
(Increase) decrease in current assets:
  Receivables                                                         810         (32,694)         (26,037)
  Inventories                                                    (152,920)        (54,645)         (46,149)
  Prepaid expenses                                                  5,006          28,164          (10,347)
(Decrease) increase in current liabilities:
  Accounts payable                                               (145,069)        124,750          (44,369)
  Other current liabilities                                        66,759          23,305          (49,866)
  Accrued payroll and benefits                                     (6,037)        (18,794)          41,108
  Income taxes payable                                              3,998         (30,249)         (66,611)
Total adjustments                                                 210,544         292,270          (63,822)
Net cash provided by operating activities                         497,765         609,079          281,362

Cash flows from investing activities:
Expended for property, plant and equipment                       (877,630)       (750,914)        (538,033)
Proceeds from disposition of operations                                                            377,618
Proceeds from sale of assets                                       47,670          50,511           21,680
Land investments                                                  (65,450)        (21,697)          (7,262)
Net cash used in investing activities                            (895,410)       (722,100)        (145,997)

Cash flows from financing activities:
Proceeds from long-term borrowing                                 350,000         278,500          530,000
Net addition to (reduction of) existing
  long-term debt                                                   99,388        (114,869)        (479,967)
Principal payments for obligations under
  capital leases                                                  (10,409)        (10,332)         (12,741)
Proceeds from exercise of stock options, other                     24,860          22,049           31,996
Repurchase of common stock                                        (37,798)        (72,987)
Cash dividends                                                    (93,351)        (82,607)         (68,544)
Net cash provided by financing activities                         332,690          19,754              744
Net (decrease) increase in cash and cash
  equivalents                                                     (64,955)        (93,267)         136,109

Cash and cash equivalents:
Beginning of year                                                 102,422         195,689           59,580

End of year                                                      $ 37,467        $102,422         $195,689

See notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity

                                                         Additional
(In thousands of dollars,                      Common       Paid-In        Retained     Treasury
except per share data)                          Stock       Capital        Earnings        Stock         Total

Balances at beginning of 1994                $144,542      $190,173      $1,432,032   $ (24,462)    $1,742,285

Net earnings -- 1994 (52 weeks)                                             345,184                    345,184
Issuance of 427,512 shares of
  stock for stock options and awards                          2,629                       5,259          7,888
Dividends ($.48 per share)                                                  (68,544)                   (68,544)
Stock Purchase Incentive Plans including
  issuance of 40,000 shares                                  21,245                         496         21,741
Purchase of 152 shares for treasury                                                          (4)           (4)
Other                                                         2,371                                      2,371
Balances at year-end 1994                    $144,542      $216,418      $1,708,672   $ (18,711)    $2,050,921

Net earnings -- 1995 (53 weeks)                                             316,809                    316,809
Issuance of 592,143 shares of
  stock for stock options and awards                            914                       7,583          8,497
Dividends ($.56 per share)                                                  (82,607)                   (82,607)
Stock Purchase Incentive Plans including
  issuance of 60,000 shares                                   3,869                         733          4,602
Conversion of convertible notes                 5,347       119,215                                    124,562
Purchase of 124 shares for treasury                                                          (3)            (3)
Stock Repurchase Program
  2,522,500 shares                                                                      (72,987)       (72,987)
Other                                                         4,702                                      4,702
Balances at year-end 1995                    $149,889      $345,118      $1,942,874   $ (83,385)    $2,354,496
Net earnings -- 1996 (52 weeks)                                             287,221                    287,221
Issuance of 563,664 shares of
  stock for stock options, awards and
  Employee Stock Purchase Plan (ESPP)                         7,891                       7,497         15,388
Dividends ($.64 per share)                                                  (93,351)                   (93,351)
Stock Purchase Incentive Plans                                8,856                                      8,856
Purchase of 6,562 shares for treasury,
  including ESPP buybacks                                      (103)                        (78)          (181)
Stock Repurchase Program 1,090,000 shares                                               (37,798)       (37,798)
Other                                                           799                          (3)           796
Balances at year-end 1996                    $149,889      $362,561      $2,136,744   $(113,767)    $2,535,427


See notes to consolidated financial statements



Notes to Consolidated Financial Statements


Nature of Operations

American Stores Company is one of the nation's leading food and drug retailers, operating 1,695 stores in 27 states, including 166 combination stores which are jointly operated by a food store division and a drug store division and are counted as two separate stores. The Company operates in a single industry segment and its principal lines of business are food, drug and combination food/drug stores. Food stores account for more than two-thirds of the Company's sales and operating profit. Principal markets include California, Illinois, New Jersey, Pennsylvania, Indiana and Arizona, where products are sold primarily to retail customers.

Significant Accounting Policies

Fiscal Year. The fiscal year of the Company ends on the Saturday nearest to January 31. All references herein to `1996'', ``1995'' and "1994" represent the 52-week fiscal year ended February 1, 1997, the 53-week fiscal year ended February 3, 1996, and the 52-week fiscal year ended January 28, 1995, respectively.

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

Depreciation and Amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated useful life of the property or over the term of the lease, whichever is shorter. The depreciable lives are primarily 20 to 40 years for buildings, 3 to 10 years for fixtures and equipment and 10 to 30 years for leasehold improvements and property under capital lease, depending on the life of the lease. Depreciation expense related to property, plant and equipment amounted to $359.9 million, $324.5 million and $316.2 million in fiscal 1996, 1995 and 1994, respectively.

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

Net Earnings Per Share. Net earnings per share are determined by dividing the weighted average number of shares outstanding during the year into net earnings.
 Common share equivalents in the form of stock options are excluded from the calculation of net earnings per share since they do not have a material dilutive effect on per share figures. Fully diluted earnings per share in 1994 include the assumed conversion of subordinated convertible debt.

Environmental Remediation Costs. Costs incurred to investigate and remediate contaminated sites, caused primarily by defective underground petroleum storage tanks and ground water contamination, are accrued when identified and estimable. The related costs are expensed unless the remediation extends the economic useful life of the assets employed at the site.

Self-insurance. The Company is self-insured for property loss, workers' compensation, general liability and automotive liability, subject to specific retention levels. The Company is required in certain cases to obtain letters of credit to support its self-insured status. At year-end 1996, the Company's self-insured liabilities were supported by approximately $221.1 million of undrawn letters of credit. The Company is also self-insured for health care claims for eligible active and retired associates. Consulting actuaries assist the Company in determining its liability for self-insured claims. Self-insured liabilities, with the exception of postretirement health care benefits, are not discounted.

Impairment. Impairment is recognized on long-lived assets when indicators of impairment are present and the undiscounted cash flows are less than the related assets' carrying value.

Stock-based Compensation. The Company continues to account for stock-based compensation using the intrinsic value method and provides pro forma footnote disclosure of the impact of the fair value method.

Inventories

Approximately 94% of inventories are accounted for using the LIFO (last-in, first-out) method for inventory valuation. If the FIFO and average cost methods had been used, inventories would have been $324.5 million, $313.1 million and $300.3 million higher at year-end 1996, 1995 and 1994, respectively. The LIFO charge to earnings was $11.4 million in 1996, $12.8 million in 1995 and $8.2 million in 1994. Under this method, the cost of merchandise sold that is reported in the financial statements approximates current costs and thus reduces the distortion in reported earnings due to increasing cost.

Advertising Expense

Beginning in the first quarter of 1996, the Company, in connection with its consolidation efforts, classified advertising expense as a cost of merchandise sold. Previously these expenses were classified as operating and administrative expenses. Prior years have been reclassified to conform to the current year presentation.

The Company expenses advertising costs when the advertisement occurs. Total advertising expense amounted to $133.2 million, $168.3 million and $167.2 million in 1996, 1995 and 1994, respectively. Capitalized advertising costs are immaterial for the periods presented.

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

Debt

In June of 1996, the Company issued $350 million, 8.0% debentures due June 1, 2026 at 99.3% to yield 8.1% under an $800 million shelf registration statement filed on February 18, 1994. The Company received net proceeds of approximately $344 million which were used to pay off financings totaling $100 million at an average interest rate of 8.25% and to refinance additional short-term variable rate borrowings under the Company's principal bank credit agreement.

The Company's principal bank credit agreement at year-end 1996 was a $1.0 billion revolving credit facility, which expires in 1999. Interest rates for borrowings under the facility are established at the time of borrowing through four different pricing options. Terms of the revolving credit facility provide for borrowings from participating banks or borrowings through issuance of commercial paper that is supported by the facility. The credit facility provides for a covenant of cash flow to total debt. The Company also has $250 million of 364-day committed bank lines and $320 million of uncommitted bank lines, which are used for overnight and short-term bank borrowings. At year-end 1996, the Company had $957 million of debt supported by the credit facility and $183 million outstanding under bank lines, leaving unused committed borrowing capacity of $110 million. The Company has classified short-term borrowings as long-term due to its intent and ability to refinance these borrowings on a long-term basis.

The Company capitalized interest costs associated with construction projects of $10.6 million, $8.5 million and $3.9 million in 1996, 1995 and 1994, respectively. The Company made cash payments for interest (net of amounts capitalized) of $160.8 million, $169.5 million and $172.0 million in 1996, 1995 and 1994, respectively.

The aggregate amounts of debt maturing in each of the next five fiscal years are listed below:

(In thousands of dollars)
1997                                                  $   56,703
1998                                                      72,786
1999                                                   1,323,382
2000                                                     148,484
2001                                                      23,383
Thereafter                                               988,699
Total debt                                            $2,613,437

The Company's various loans secured by real estate are collateralized by properties with a net book value of $186.8 million at year-end 1996.

A summary of debt is as follows:

(In thousands of dollars)                                          1996           1995           1994

Public Debt (unsecured):
8.0% Debentures due 2026                                     $  350,000
7.4% Notes due 2005                                             200,000     $  200,000
Medium Term Notes--fixed interest rates due
  1997 through 2003--average interest rate 7.9%                 250,000        250,000     $  250,000
9-1/8% Notes due 2002                                           249,191        249,075        248,966
7-1/4% Convertible Subordinated Notes due 2001                                                174,997

Bank Borrowings (unsecured):
Revolving credit facility--variable
  interest rates, effectively due 1999--
  average interest rates 5.7% in 1996,
  6.2% in 1995 and 4.8% in 1994                                 957,000        865,000        645,000
Lines of credit and commercial paper--
  variable interest rates, effectively
  due 1999--average interest rates 5.6%
  in 1996, 6.4% in 1995 and 4.7% in 1994                        183,000         69,000        210,000
Other borrowings--due 2000--average
  interest rates 6.6% in 1996, 6.5%
  in 1995 and 8.8% in 1994                                       75,000        125,000        175,000

Other Unsecured Debt:
9.8% due in 1999                                                160,000        210,000        210,000
10.6% due in 2004                                               108,893        108,893        108,893
Other--due through 2001                                           2,988          3,625          4,211

Debt Secured by Real Estate:
Fixed interest rates--due through 2014--
  average interest rate 13.3% in 1996,
  13.3% in 1995 and 13.4% in 1994                                77,365         83,456         93,662
Outstanding debt                                              2,613,437      2,164,049      2,120,729
Less current maturities                                          56,703        125,413        132,019
Long-term debt                                               $2,556,734     $2,038,636     $1,988,710

During 1996, the Company entered into an interest rate swap agreement with a notional amount of $200 million, for the purpose of hedging the interest rate on a portion of the debt the Company anticipates issuing in 1997 under the shelf registration statement. The 10-year swap calls for the payment of a fixed interest rate of 6.7% (comprised of a 10-year treasury rate of 6.3% plus the swap rate) and the receipt of a variable interest rate. Net interest paid or received related to such agreement at the time of the debt issuance will be recorded using the accrual method and will be amortized in interest expense over the life of the financing. As of year-end 1996, the estimated fair value of the swap agreement based on market quotes was $2.8 million.

The Company also uses derivative financial instruments to manage interest and currency risks on the 9.8% unsecured debt due in 1999, and accounts for it as a hedge. The borrowing totaled 22 billion yen at a yen interest rate of 6.0%. At the time the loan originated, the Company entered into an interest rate and currency exchange swap agreement (swap) that matches the interest and principal payments of the yen loan. Under the swap agreement, the Company makes fixed rate interest payments of 9.8% and principal payments totaling $160 million and receives payments equal to the underlying yen loan obligation. The proceeds, in yen, from this swap are used to satisfy the yen-based interest and will be used to satisfy the principal payment. As of year-end 1996, the estimated fair value of the remaining swap agreement based on market quotes was approximately $28 million and equaled the loss on the yen loans due to currency and interest rate movements, resulting in an aggregate fair value of zero.

The Company is exposed to credit losses in the event of nonperformance by the counterparties to its swap agreements. Such counterparties are highly-rated financial institutions and the Company anticipates they will be able to satisfy their obligations under the contracts.

The carrying amounts of the Company's bank borrowings with variable interest rates approximate fair value. The fair value of the Company's borrowings with fixed interest rates is estimated using discounted cash flow analyses, based on current market rates where available, or on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of outstanding debt as of year-end 1996 was $2.7 billion compared to the carrying value of $2.6 billion.

Leases

The Company leases retail stores, offices, warehouses and distribution facilities. Initial lease terms average approximately 20 years, plus renewal options, and may provide for contingent rent based on sales volume in excess of specified levels.

The summary below shows the aggregate future minimum rent commitments at year-end 1996 for both capital and operating leases. Operating leases are shown net of an aggregate $76.5 million of minimum rent income receivable under non-cancellable subleases. Operating leases also exclude the amortization of acquisition-related fair value adjustments.

                                                     Operating   Capital
(In thousands of dollars)                               Leases    Leases

1997                                                $  172,144   $15,008
1998                                                   154,317    13,655
1999                                                   144,341    12,016
2000                                                   131,477     9,775
2001                                                   118,327     8,316
Thereafter                                             944,774    51,030
Total minimum rent commitments                      $1,665,380   109,800
Less executory costs (such as taxes, insurance
  and maintenance) included in capital leases                      1,008

Net minimum lease payments                                       108,792
Less amount representing interest                                 43,082
Obligations under capital leases, including $9.3
  million due within one year                                   $ 65,710


Rent expense, excluding the amortization of acquisition-related fair value adjustments of $14.2 million in 1996, $14.3 million in 1995 and $14.5 million in 1994, was as follows:

                                          Minimum       Sublease                      Contingent        Total
(In thousands of dollars)                    Rent           Rent            Net             Rent         Rent

1996                                     $189,105        $15,663       $173,442          $24,305     $197,747
1995                                     $180,933        $14,782       $166,151          $26,003     $192,154
1994                                     $184,116        $ 9,064       $175,052          $26,508     $201,560

Income Taxes

Federal and state income taxes charged to earnings are summarized below:

                                                                 52 weeks          53 weeks           52 weeks
(In thousands of dollars)                                            1996              1995               1994

Current:
   Federal                                                       $206,313          $124,317           $229,052
   State                                                           25,731            15,979             34,906
Deferred:
   Federal                                                        (12,948)           81,859             (2,469)
   State                                                           (1,765)           11,952               (410)
Federal and state income taxes                                   $217,331          $234,107           $261,079


Cash payments of income taxes were $226.8 million, $169.2 million and $354.6 million in 1996, 1995 and 1994, respectively.

The Company's effective income tax rate differs from the statutory federal income tax rate as follows:

                                                                 52 weeks          53 weeks           52 weeks
(Percent of earnings before income taxes)                            1996              1995               1994

Statutory federal income tax rate                                   35.0%             35.0%              35.0%
State income tax rate, net of federal
   income tax effect                                                 4.8               5.1                5.7
Goodwill amortization                                                4.2               3.8                3.6
Tax credits                                                         (0.1)             (0.4)              (0.6)
Other                                                               (0.8)             (1.0)              (0.6)
Effective income tax rate                                           43.1%             42.5%              43.1%


Deferred tax benefits and liabilities as of year-end 1996 related to the following temporary differences:

(In thousands of dollars)                         Benefits        Liabilities         Total

Basis in fixed assets                             $ 33,678          $(259,105)    $(225,427)
Self-insurance reserves                            191,391                          191,391
Purchase accounting valuation                       48,546           (327,530)     (278,984)
Compensation and benefits                           45,609            (62,121)      (16,512)
Other, net                                          91,415            (92,630)       (1,215)
Deferred tax benefits and liabilities             $410,639          $(741,386)    $(330,747)

No valuation allowances have been considered necessary in the calculation of deferred tax benefits.

Stock Compensation Plans

The Company has two stock-based compensation plans, which are described below.

Fixed Stock Option Plans

The Company's 1989 Stock Option and Stock Awards Plan (1989 Plan) provides for the grant of options to purchase shares of common stock and the issuance of restricted stock awards for an aggregate of up to 4.8 million shares of common stock, subject to certain antidilution adjustments. At year-end 1996, there were 1.8 million shares reserved for future grants under the 1989 Plan.

A summary of the Company's stock option activity and related information for 1996, 1995 and 1994 follows:

                                             1996                       1995                    1994

                                                 Weighted-                 Weighted-              Weighted-
                                                   Average                   Average                Average
                                                  Exercise                  Exercise               Exercise
(Options in thousands)               Options         Price     Options         Price     Options      Price

Outstanding at beginning of year       1,920        $22.73       1,360        $11.24       2,183     $11.20
Granted                                1,356        $35.81       1,548        $24.40
Exercised                               (135)       $17.40        (826)       $ 7.28        (610)    $12.14
Forfeited / Expired                     (126)       $25.99        (162)       $21.01        (213)    $ 8.26
Outstanding at end of year             3,015        $28.71       1,920        $22.73       1,360     $11.24

Exercisable at end of year               212                       237                       457
Reserved for future grants             1,798                     3,117                     4,503

At year-end 1996, there were stock options for 2.4 million shares outstanding under the 1989 Plan, which expire in 2004 and 0.6 million options outstanding under an expired plan, which expire through 2002. Exercise prices for outstanding options as of year-end 1996 ranged from $13.69 to $35.81 and the weighted-average remaining contractual life of those options is 5.9 years. Compensation expense related to other options decreased pre-tax earnings by $3.4 million in 1995 and $2.9 million in 1994.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan (ESPP), which began January 1, 1996 enables eligible employees of the Company to subscribe for shares of common stock on quarterly offering dates at a purchase price which is the lesser of 85% of the fair market value of the shares on the first day or the last day of the quarterly offering period. For financial reporting purposes, the discount of 15% is treated as equivalent to the cost of issuing stock. During 1996, employees contributed $13.6 million into the ESPP program and 0.5 million shares were issued. There were no shares issued in 1995. At year-end 1996, 6.5 million shares were available for future issuances.

Fair Value Disclosures

The Company's pro forma compensation expense under the fair value method, utilizing the Black-Scholes option valuation model, for fixed stock options granted in 1996 and 1995 and for the ESPP in 1996, after income taxes, was $4.8 million for 1996 and $.8 million for 1995. Pro forma net income would have been $282.4 million in 1996 and $316.0 million in 1995. Earnings per share would have been $1.94 per share for 1996 and $2.15 per share for 1995 for primary earnings per share and $1.93 per share for 1996 and $2.15 per share for 1995 for fully diluted earnings per share.

The fair value for these options was estimated at the date of grant assuming an expected volatility of 21% and a dividend yield of 1.9%. Other assumptions for 1996 and 1995 are as follows:

                                       1996  1996 ESPP  1995

Average risk-free interest rate        6.1%       5.1%   6.8%
Average life of options (years)        4.0        0.25   5.0
Average vesting date (years)           3.0        2.0    5.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of fair value of its employee stock options.

Because the fair value method of accounting for stock-based compensation has not been applied to options granted prior to January 1, 1995, the preceding pro forma compensation cost may not be representative of that to be expected in future years.

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

Since the Plans' inception, the Company has awarded to certain directors and key executive officers the right to purchase a specified number of shares of the Company's stock and extended to such directors and officers full recourse interest bearing purchase loans to acquire the stock. The stock purchased by the directors and officers with the purchase loans was issued from treasury shares. The purchase loans have an eight-year term and accrue interest at rates ranging from 5.3% to 7.8%. The acquisition price of the stock was the average of the high and low value on the day acquired, as reported on the New York Stock Exchange. Shares held by the executives and directors pursuant to the Plans were 1.8 million for 1996, 2.1 million for 1995 and 1994, with corresponding loan balances of $40.7 million, $42.6 million and $40.3 million, respectively. The aggregate principal of these notes outstanding is recorded as a reduction of additional paid-in capital in the balance sheet.

Participants purchasing stock under the Plans are eligible for a deferred cash incentive award, which is generally payable at the end of a five-year performance cycle. One-half of the deferred award will be based on the continuation of service with the Company (Service Component), and the other half will be based on the Company's relative stock price performance versus a selected group of companies in the retail food and drug industry (Performance Component). The maximum combined Performance Component and Service Component payable to participants will not exceed the original principal amount of the purchase loan plus accrued but unpaid interest. The estimated deferred cash incentive award is recorded as compensation expense on the income statement and amounts earned to date are recognized as a credit to the note balances in additional paid-in capital in the balance sheet. See Subsequent Events note, following.

Preferred Share Purchase Rights

During March 1988, the Board of Directors of the Company declared a distribution of one Preferred Share Purchase Right (Right) for each outstanding share of the Company's common stock. The Rights were issued pursuant to a Rights Agreement between the Company and First Chicago Trust Company of New York as Rights Agent, which agreement has been amended from time to time.

Each Right as amended entitles shareholders to purchase one four-hundredth of a share of a new series of preferred stock at an exercise price of $62.50. The Rights will be exercisable only if a person or group acquires 10% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 10% or more of the Company's common stock. The Rights will generally not apply to a 10% or greater position held by Mr. L. S. Skaggs, the Company's former Chairman, or certain other related parties unless such entities increase their aggregate beneficial ownership of the Company's common stock by more than 1% over the amount of their percentage holdings on June 21, 1996, other than increases resulting from an acquisition of common stock by the Company or the execution, delivery and performance of the Stock Purchase Agreement and Registration Rights Agreement dated February 20, 1997 entered into between the Company and Mr. Skaggs and certain family members and trusts. The Company will be entitled to redeem the Rights at one-quarter cent per Right any time before a 10% or greater position has been acquired. The authorized capital of the Company includes 10 million shares of preferred stock, par value $1.00, of which 0.4 million shares have been designated Series A Junior Participating Preferred Stock.

If the Company is acquired in a merger or other business combination transaction, each Right will "flip over" and entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Right's exercise price.

In addition, if a person or group acquired 10% or more of the outstanding Company common stock, each Right will "flip in" and entitle all other holders to purchase, at the Right's then current exercise price, a number of shares of the Company's common stock having a market value of twice the Right's exercise price. Further, at any time after a person or group acquires 10% or more of the outstanding Company common stock but prior to the acquisition of 50% of such stock, the Board of Directors may, at its option, exchange part or all of the Rights (other than Rights held by the acquiring person or group) for shares of the Company's common stock at an exchange rate of one share of common stock for each Right.

On February 22, 1995, the Board of Directors expressed its intent, subject to the exercise of its fiduciary duties, to allow the Rights Agreement pertaining to the Company's preferred share purchase rights, dated March 18, 1988, as amended, to expire in accordance with its terms on March 18, 1998, without renewal or extension.

Repurchase of Common Stock

In June 1996 the Company replaced its existing stock repurchase program with a new repurchase program which authorizes the repurchase of up to two million shares of common stock. During 1996 the Company repurchased 1.1 million shares of its common stock at an average price of $34.67 per share in accordance with the Company's stock repurchase programs. As of February 1, 1997, an additional
1.9 million shares remained authorized for repurchase. See Subsequent Events note, following.

Postretirement Health Care Benefits

The Company provides certain health care benefits to eligible retirees of certain defined employee groups under two unfunded plans, a defined dollar and a full coverage plan.

The accumulated postretirement health care benefit obligation is as follows:

(In thousands of dollars)                      1996        1995        1994

Current retirees                            $38,107     $37,396     $35,787
Current active employees                     14,776      14,275      13,521
Unrecognized gain                            12,969      14,390      16,819
Accumulated postretirement
  benefit obligation (`APBO'')              $65,852     $66,061     $66,127
Discount rate                                  7.5%        8.5%        8.5%


The components of postretirement health care benefit expense are as follows:

                                           52 weeks    53 weeks    52 weeks
(In thousands of dollars)                      1996        1995        1994

Service cost - benefits earned during
   the year                                  $  671      $  768      $1,013
Interest cost on APBO                         3,896       4,006       3,730
Adjustment of APBO                             (789)       (465)       (598)
Net postretirement health care
   benefit expense                           $3,778      $4,309      $4,145

The Company assumed no increase in the cost of the defined dollar benefit plan in any year presented. Changes in assumptions do not impact the defined dollar plan. The assumed health care cost trend rates used to measure the expected cost of benefits included a rate of increase of 9% for 1997 decreasing to 6% by the year 2000. Increasing the assumed health care cost trend rates for the full coverage plan by one percentage point in each year would have resulted in an increase of $2.4 million in the APBO and no material increase in annual health care expense.

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

Retirement plans expense was as follows:

                                          52 weeks     53 weeks    52 weeks
(In thousands of dollars)                     1996         1995        1994

Company sponsored plans                   $ 88,106     $ 81,704    $ 84,149
Multi-employer plans                        95,822       86,723      67,391
Retirement plans expense                  $183,928     $168,427    $151,540

During 1994, the Company entered into Employment Agreements (Agreements) with 17 of the Company's key executive officers. During 1995 the Company entered into an Agreement with an additional employee. The Agreements are for terms of either three or five years, may be renewed by the Company for subsequent three-year or five-year terms, contain usual and customary terms of employment agreements and provide the officers with a special long-range retirement plan. Under the retirement plan, the executives are entitled to receive an annual payment for a period of 20 years beginning at age 57 or upon termination of employment, whichever occurs later. The retirement benefit is calculated as a percentage of the executive's average target compensation objective during the last two years of his or her employment under the Agreement. The benefit ranges from 9% to 40% based on years of service with the Company. The retirement benefit will be forfeited if the executive enters into competition with the Company. At year-end 1996 17 of the Agreements remained in effect.

Special Charges

The Company recorded special charges aggregating approximately $100.0 million, before taxes, or $.41 per share, during 1996 related primarily to its Delta initiatives. The Delta initiatives are designed to transform the Company from a holding company to a unified operating company.

The components of the charge include: warehouse consolidation costs, administrative office consolidation costs, closed store costs, asset impairment costs and other miscellaneous charges. The cost of consolidating four general merchandise warehouses into one in southern California totaled $26.4 million and is primarily related to lease termination costs, a reserve for the anticipated loss on the sale of owned facilities (based on management's estimated fair market value) and adjusting inventories to a common inventory valuation method.
 The cost of consolidating administrative offices in Salt Lake City and Chicago totaled $26.3 million and relates to asset write-offs, lease termination costs and severance costs. Closed store costs included mainly lease termination costs and fixed asset write-offs totaling $12.9 million. Asset impairment charges totaling $26.4 million consist of replacements of outdated computer systems and impairment of groups of stores and other assets that do not fit the long-term strategic plan of the Company. In addition, other reserves totaling $8.0 million were recorded. The special charges are included in cost of merchandise sold ($10.0 million), operating expenses ($15.5 million) and other non-operating expense ($74.5 million). As of year-end 1996, the Company charged $18.0 million against the reserve, of which $12.3 million related to asset impairment. Disposal of impaired assets is expected to be complete in fiscal 1998.

Severance costs included above resulted from the Company's commitment to restructure and consolidate operations. During the fourth quarter 1996, consolidation of human resources, payroll, Drug Store administration and general merchandise buying functions were announced and the related costs were measurable and recognized. The Company recorded a charge to operating and administrative expense of $15.5 million, related to termination benefits to be paid to an estimated 445 employees. There were no payments made nor employees terminated during the year. The consolidation is expected to be complete in fiscal 1998.

Contingencies

The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). At most such locations, remediation is either underway or completed. Undiscounted reserves have been established for each environmental contamination site unless an unfavorable outcome is remote. Although the ultimate outcome and expense of environmental remediation is uncertain, the Company believes that required remediation and continuing compliance with environmental laws, in excess of current reserves, will not have a material adverse effect on the financial condition or results of operations of the Company. Charges against earnings for environmental remediation were not material in 1996, 1995 or 1994.

Legal Proceedings

The Company is involved in various claims, administrative proceedings and other legal proceedings which arise from time to time in connection with the conduct of the Company's business. In the opinion of management, such proceedings will not have a material adverse effect on the Company's financial condition or results of operations.

Subsequent Events

On February 20, 1997, the Company and the family of L. S. Skaggs entered into an agreement for the repurchase by the Company of 12.2 million shares of its common stock from the Skaggs family and certain family and charitable trusts for $45 per share, the closing price on the date of the agreement (the Repurchase). Pursuant to the agreement, the Company filed, at its cost, a registration statement to enable such shareholders to sell 15.4 million additional shares in a secondary offering. The closing of the secondary offering, at $43 per share, and the Repurchase was consummated on April 8, 1997. In addition, the Company has granted the underwriters for the offering an option to purchase an additional 2.3 million shares to cover over-allotments. If the option is exercised, these additional shares would be primary shares to be issued by the Company. The Company has agreed to reimburse the selling shareholders for underwriting fees, legal fees and other expenses incurred by them in connection with the transactions.

The selling shareholders have agreed to enter into a 10-year standstill agreement restricting purchases and sales of the Company's shares, proxy fights and other actions.

On March 28, 1997, the Company increased the capacity of its existing revolving credit facility from $1 billion to $2 billion, which includes a $1.5 billion five-year revolving credit facility and a $500 million 364-day revolving credit facility (the Amended Credit Facilities). The Company plans to finance the $550 million Repurchase initially through the Amended Credit Facilities. Subject to market conditions, the Company expects to refinance the indebtedness incurred in connection with the Repurchase through public equity and/or debt issuances over the next six to 12 months.

In anticipation of the expiration of the 1992 Key Executive Stock Purchase Incentive Plan, the Board of Directors recently approved a new stock-based management incentive program. The new program will continue to link executive incentive compensation to shareholder return. The program involves the grant of market-priced stock options that would ordinarily begin to vest on the fifth anniversary of the grant date but which will vest on an accelerated basis, in part, if stock ownership requirements are satisfied and, in part, if the Company achieves annual performance goals. A total of approximately 1.8 million options were granted to 16 senior officers under the 1989 Stock Option and Stock Award Plan in connection with the new incentive program on February 24, 1997 and a total of approximately 1.3 million options were granted to an additional 30 senior officers under a new plan on March 27, 1997, in each case with an exercise price of $45 per share.

Quarterly Results (Unaudited)

In the opinion of management, all adjustments necessary for a fair presentation have been included:

(In thousands of dollars,                             First         Second         Third         Fourth (4)      Fiscal
except per share data)                              Quarter        Quarter       Quarter        Quarter            Year
1996 (1)
Sales                                            $4,580,028     $4,625,066    $4,563,362     $4,909,673     $18,678,129
Gross profit                                      1,195,176      1,226,328     1,216,966      1,326,508       4,964,978
Operating profit                                    156,814        187,654       177,562        239,646         761,676
Other                                                (5,747)        (1,163)       (1,550)       (77,106)        (85,566)
Net earnings                                         64,240         83,129        75,757         64,095         287,221
Net earnings per share                                 $.44           $.57          $.52           $.44           $1.97
Fully diluted earnings per share                        .44            .57           .52            .44            1.97

1995 (2)(3)
Sales                                            $4,362,237     $4,494,890    $4,361,183     $5,090,584     $18,308,894
Gross profit (5)                                  1,120,869      1,150,890     1,145,142      1,333,303       4,750,204
Operating profit                                    134,576        165,277       154,632        252,338         706,823
Other                                                  (852)         3,188         1,435           (133)          3,638
Net earnings                                         53,883         73,937        67,445        121,544         316,809
Net earnings per share                                 $.37           $.50          $.46           $.83           $2.16
Fully diluted earnings per share                        .37            .50           .46            .83            2.16

1994
Sales                                            $4,607,652     $4,669,018    $4,431,863     $4,646,593     $18,355,126
Gross profit (5)                                  1,179,552      1,193,243     1,140,242      1,238,207       4,751,244
Operating profit                                    131,756        169,830       120,982        227,500         650,068
Other                                                  (584)          (562)       89,767         38,277         126,898
Net earnings                                         47,963         69,034        97,934        130,253         345,184
Net earnings per share                                 $.34           $.48          $.69           $.91           $2.42
Fully diluted earnings per share                        .33            .47           .66            .87            2.33

(1) Fourth quarter 1996 includes special charges totaling $100.0 million, pre-tax ($.41 per share, after tax) included in Gross Profit ($10.0 million), Operating Profit ($25.5 million) and Other ($74.5 million).

(2) 53-week year

(3) The fourth quarter of fiscal 1995 is a 14-week quarter, compared to 13-week quarters for fiscal 1996 and 1994.

(4) Operating profit in the fourth quarter has exceeded the prior three quarters in each of the three years presented due to the seasonality of the food and drug retail business and LIFO inventory adjustments. The holiday season in the fourth quarter benefits the food and drug retail business. Increased cold and flu occurrences during this quarter also benefit the drug store operations.

(5) Beginning in the first quarter of 1996, the Company, in connection with its consolidation efforts, classified advertising expense as a cost of merchandise sold. Previously, these expenses were classified as operating expenses. Prior years have been reclassified to conform to the current year presentation.