Form 10-K/A, Exhibit 13
period 1997-02-01
AMERICAN STORES CO /NEW/
filed 1998-01-29
CIK 90811

Exhibit 13



Common Stock Market Prices and Dividends


The following table sets forth the high and low reported sales prices for the Company's common stock for the fiscal periods indicated as reported on the New York Stock Exchange Composite Tape and the dividends paid on the common stock during such periods. The common shares of the Company are listed on the New York, Philadelphia, Chicago and Pacific stock exchanges under the trading symbol "ASC". The number of shareholders of record of the Company's common stock at March 28, 1997, was 31,755.







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





(1) 53-week fiscal year
(2) Amount includes capitalized leases and the net present value of property, plant and equipment leased under operating leases
(3) Includes jointly operated combination stores which are each counted as two separate stores
(4) Selling area square footage was 74% of total retail square footage in 1996
(5) Includes special charges totaling $.41 per share of expense
(6) Includes non-recurring items totaling $.39 per share of income

NOTE:  The fiscal year of the Company ends on the Saturday nearest to January
31.  All references herein to "1996", "1995", "1994", "1993" and "1992"
represent the fiscal years ended February 1, 1997, February 3, 1996, January 28, 1995, January 29, 1994 and January 30, 1993, respectively. All years include 52 weeks except for 1995, which included 53 weeks.


















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




Interest expense increased in 1996 due to increased borrowings including the addition of the $350 million principal amount of 30-year, 8% debentures which partially replaced short-term variable rate debt. Interest expense decreased in 1995 and 1994 due to lower average interest rates resulting from the refinancing of high coupon borrowings at lower rates and lower average debt levels.
Interest expense also benefited from the conversion of a portion of the convertible notes from debt to equity in the first quarter of 1995. The caption "Other" in 1996 of $85.6 million included special charges of $74.5 million ($.31 per share) for expenses related mainly to the closure of certain stores, warehouses and offices, and asset impairment charges. The caption "Other" in 1994 of $126.9 million included non-recurring gains of $121.0 million on the sale of the Star Market food division, $41.2 million on the sale of 45 Acme Markets stores and a charge of $31.3 million for closed store costs (totaling $.54 per share).



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


New

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


                                   /s/ Ernst & Young LLP
                                   ERNST & YOUNG LLP



March 14, 1997, except for the
  Subsequent Events Note, as to
  which the date is April 8, 1997
Salt Lake City, Utah



Consolidated Statements of Earnings




                                            52 weeks   53 weeks    52 weeks
(In thousands, except per share data)          1996       1995        1994


Sales                                     $18,678,129 $18,308,894 $18,355,126
Cost of merchandise sold, including ware-
  housing and transportation expenses      13,713,151  13,558,690  13,603,882


Gross profit                                4,964,978   4,750,204   4,751,244
Operating and administrative expenses       4,203,302   4,043,381   4,101,176


Operating profit                              761,676     706,823     650,068

Other income (expense):
  Interest expense                           (171,558)   (159,545)   (170,703)
  Other                                       (85,566)      3,638     126,898


Total other income (expense)                 (257,124)   (155,907)    (43,805)


Earnings before income taxes                  504,552     550,916     606,263
Federal and state income taxes               (217,331)   (234,107)   (261,079)


Net earnings                               $  287,221  $  316,809  $  345,184



Average shares outstanding                    145,888     146,943     142,767




Net earnings per share                          $1.97       $2.16       $2.42



Fully diluted earnings per share                $1.97       $2.16       $2.33



See notes to consolidated financial statements

Consolidated Balance Sheets


                                                        Year-end


(In thousands of dollars, except per share data)1996       1995       1994


ASSETS
Current Assets
Cash and cash equivalents                  $   37,467  $  102,422 $  195,689
Receivables                                   318,878     319,688    291,760
Inventories                                 1,725,542   1,572,242  1,526,770
Prepaid expenses                               66,510      69,098     48,711
Deferred income tax benefits                   18,099      20,517     69,165


Total Current Assets                        2,166,496   2,083,967  2,132,095

Property, Plant and Equipment, at cost
Land                                          636,068     597,804    522,014
Buildings                                   1,803,752   1,399,561  1,221,871
Fixtures and equipment                      2,616,633   2,415,326  2,168,826
Leasehold improvements                        781,454     736,682    654,441



                                            5,837,907   5,149,373  4,567,152
Less accumulated depreciation and
  amortization                              2,250,876   2,019,557  1,800,714


Net Property, Plant and Equipment           3,587,031   3,129,816  2,766,438

Property Under Capital Leases, less
  accumulated amortization of $110,379
  in 1996, $106,993 in 1995 and $103,760
  in 1994                                      66,682      76,084     84,690

Goodwill, less accumulated amortization
  of $471,150 in 1996, $418,006 in 1995
  and $365,271 in 1994                      1,665,242   1,722,892  1,771,121

Other Assets                                  395,954     350,205    277,222


Total Assets                               $7,881,405  $7,362,964 $7,031,566




Consolidated Balance Sheets (concluded)


                                                        Year-end


(In thousands of dollars, except per share data)1996       1995       1994


LIABILITIES AND SHAREHOLDERS' EQUITY


Current Liabilities
Current maturities of long-term debt       $   56,703  $  125,413 $  132,019
Current obligations under capital leases        9,300       9,739      9,195
Accounts payable                              851,285     996,354    883,329
Accrued payroll and benefits                  325,806     331,843    350,637
Current portion of self-insurance reserves    121,144     153,464    179,595
Income taxes payable                           21,290      17,292     46,170
Other current liabilities                     416,153     353,598    330,486

Total Current Liabilities                   1,801,681   1,987,703  1,931,431

Long-term Debt,
  less current maturities                   2,556,734   2,038,636  1,988,710
Obligations Under Capital Leases,
  less current obligations                     56,410      66,380     75,367
Self-insurance Reserves, less current portion 403,981     434,028    464,119
Deferred Income Taxes                         348,846     365,978    320,814
Other Liabilities                             178,326     115,743    200,204

Shareholders' Equity
Common stock of $1.00 par value, authorized
  325,000,000 shares; issued 149,889,236
  shares in 1996 and 1995 and 144,542,156
  shares in 1994                              149,889     149,889    144,542
Additional paid-in capital                    362,561     345,118    216,418
Retained earnings                           2,136,744   1,942,874  1,708,672
Less cost of treasury stock; 3,974,595 shares
  in 1996, 3,441,451 shares in 1995 and
  1,571,094 shares in 1994                   (113,767)    (83,385)   (18,711)

Total Shareholders' Equity                  2,535,427   2,354,496  2,050,921


Total Liabilities and Shareholders' Equity $7,881,405  $7,362,964 $7,031,566



See notes to consolidated financial statements

Consolidated Statements of Cash Flows


                                                    52 weeks       53 weeks     52 weeks
(In thousands of dollars)                             1996           1995         1994

Cash flows from operating activities:
Net earnings                                        $287,221      $316,809      $345,184
Adjustments to reconcile net earnings
  to net cash provided by operating
  activities:
Depreciation and amortization                        440,445       404,562       407,286
Net loss (gain) on asset sales                           265        (3,219)     (158,448)
Self-insurance reserves                              (62,367)      (56,222)      (22,229)
Other                                                 59,654       (92,688)      (88,160)
(Increase) decrease in current assets:
  Receivables                                            810       (32,694)      (26,037)
  Inventories                                       (152,920)      (54,645)      (46,149)
  Prepaid expenses                                     5,006        28,164       (10,347)
(Decrease) increase in current liabilities:
  Accounts payable                                  (145,069)      124,750       (44,369)
  Other current liabilities                           66,759        23,305       (49,866)
  Accrued payroll and benefits                        (6,037)      (18,794)       41,108
  Income taxes payable                                 3,998       (30,249)      (66,611)

Total adjustments                                    210,544       292,270       (63,822)

Net cash provided by operating activities            497,765       609,079       281,362


Cash flows from investing activities:
Expended for property, plant and equipment          (877,630)     (750,914)     (538,033)
Proceeds from disposition of operations                                          377,618
Proceeds from sale of assets                          47,670        50,511        21,680
Land investments                                     (65,450)      (21,697)       (7,262)

Net cash used in investing activities               (895,410)     (722,100)     (145,997)


Cash flows from financing activities:
Proceeds from long-term borrowing                    350,000       278,500       530,000
Net addition to (reduction of) existing
  long-term debt                                      99,388      (114,869)     (479,967)
Principal payments for obligations under
  capital leases                                     (10,409)      (10,332)      (12,741)
Proceeds from exercise of stock options, other        24,860        22,049        31,996
Repurchase of common stock                           (37,798)      (72,987)
Cash dividends                                       (93,351)      (82,607)      (68,544)

Net cash provided by financing activities            332,690        19,754           744

Net (decrease) increase in cash and cash
  equivalents                                        (64,955)      (93,267)      136,109

Cash and cash equivalents:
Beginning of year                                    102,422       195,689        59,580


End of year                                         $ 37,467      $102,422      $195,689





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

Significant Accounting Policies


Fiscal Year. The fiscal year of the Company ends on the Saturday nearest to January 31. All references herein to "1996", "1995" and "1994" represent the 52-week fiscal year ended February 1, 1997, the 53-week fiscal year ended February 3, 1996, and the 52-week fiscal year ended January 28, 1995, respectively.

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

                                            Weighted-Average                 Weighted-                Weighted-
                                             Exercise Price                   Average                  Average
                                                                          Exercise Price              Exercise
(Options in thousands)             Options                      Options                    Options      Price
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

The accumulated postretirement health care benefit obligation is as follows:

(In thousands of dollars)                      1996        1995        1994


Current retirees                            $38,107     $37,396     $35,787
Current active employees                     14,776      14,275      13,521
Unrecognized gain                            12,969      14,390      16,819

Accumulated postretirement
  benefit obligation ("APBO")               $65,852     $66,061     $66,127


Discount rate                                  7.5%        8.5%        8.5%


The components of postretirement health care benefit expense are as follows:

                                            52 weeks    53 weeks    52 weeks
(In thousands of dollars)                       1996        1995        1994


Service cost - benefits earned during
   the year                                   $  671      $  768      $1,013
Interest cost on APBO                          3,896       4,006       3,730
Adjustment of APBO                              (789)       (465)       (598)

Net postretirement health care

   benefit expense                            $3,778      $4,309      $4,145



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




(1)Fourth quarter 1996 includes special charges totaling $100.0 million, pre-tax ($.41 per share, after tax) included in Gross Profit ($10.0 million), Operating Profit ($25.5 million) and Other ($74.5 million).

(2) 53-week year

(3)The fourth quarter of fiscal 1995 is a 14-week quarter, compared to 13-week quarters for fiscal 1996 and 1994.

(4)Operating profit in the fourth quarter has exceeded the prior three quarters in each of the three years presented due to the seasonality of the food and drug retail business and LIFO inventory adjustments.
   The holiday season in the fourth quarter benefits the food and drug retail business. Increased cold and flu occurrences during this quarter also benefit the drug store operations.

(5)Beginning in the first quarter of 1996, the Company, in connection with its consolidation efforts, classified advertising expense as a cost of merchandise sold. Previously, these expenses were classified as operating expenses. Prior years have been reclassified to conform to the current year presentation.