Form 10-K, Exhibit 13
period 1998-01-31
AMERICAN STORES CO /NEW/
filed 1998-04-20
CIK 90811

Exhibit 13



Common Stock Market Prices and Dividends (1)


The following table sets forth the high and low reported sales prices for the Company's common stock for the fiscal periods indicated as reported on the New York Stock Exchange Composite Tape and dividends paid on the common stock during such periods. The common stock of the Company is listed on the New York, Philadelphia, Chicago and Pacific stock exchanges under the trading symbol "ASC." The number of shareholders of record of the Company's common stock at March 27, 1998, was 33,715.

                            1997                           1996                           1995
                                     Cash                            Cash                         Cash
                 Market Price     Dividends     Market Price      Dividends    Market Price    Dividends
                 High     Low        Paid       High      Low        Paid      High     Low       Paid


First Quarter    $23 3/16 $20 13/16  $.08       $17 1/8   $12 11/16  $.08      $13 1/16 $11 5/8   $.07
Second Quarter   $27 5/16 $22         .09       $20 5/8   $16         .08      $14 7/8  $12 3/8    .07
Third Quarter    $26      $23         .09       $21 3/8   $18 3/4     .08      $15 3/8  $14 1/16   .07
Fourth Quarter   $28      $19 3/8     .09       $22 11/16 $19 3/16    .08      $15 3/8  $12 7/16   .07

Annual Dividend                      $.35                            $.32                         $.28


(1) Restated as necessary to reflect the July 1997 two-for-one stock split


Cautionary Note

This report contains certain forward-looking statements about the future performance of the Company which are based on management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food and drug industry generally and particularly in the Company's principal markets; the implementation of the Company's re-engineering initiatives in accordance with the currently contemplated schedule and budget; the Company's relationships with its employees and the terms of future collective bargaining agreements; the costs and other effects of legal and administrative cases and proceedings; the nature and extent of continued consolidation in the food and drug industry; changes in the financial markets which may affect the Company's cost of capital and the ability of the Company to access the public debt and equity markets to refinance indebtedness and fund the Company's capital expenditure program on satisfactory terms; supply or quality control problems with the Company's vendors; changes in economic conditions which affect the buying patterns of the Company's customers; and the ability of the Company and its vendors, financial institutions and others to resolve Year 2000 processing issues in a timely manner.

Selected Financial Data

The following consolidated selected financial data of the Company for the last five fiscal years should be read in conjunction with the consolidated financial statements and related notes appearing on pages 12 to 30 of this report.

Comparisons of operating results between fiscal years 1993 to 1997 are difficult due to the Company's disposition of stores. These include the disposition of 45 Acme Markets stores in the fourth quarter of 1994 and the 33-store Star Market food division in the third quarter of 1994. These disposed of stores generated sales in the amounts of $.8 billion and $1.2 billion in 1994 and 1993, respectively. In addition, all years included 52 weeks except for 1995, which included 53 weeks.


(In thousands of dollars, except per share data)(1)    1997          1996          1995 (2)      1994          1993

Sales                                           $19,138,880   $18,678,129   $18,308,894   $18,355,126   $18,763,439

Earnings before extraordinary item                 $280,620      $287,221      $316,809      $345,184      $262,090
Extraordinary item - early retire-
   ment of debt - net of taxes                                                                             (15,000)

Net earnings                                       $280,620      $287,221      $316,809      $345,184      $247,090

Basic earnings per share before extra-
   ordinary item (3)                                  $1.02          $.98         $1.08         $1.21          $.92
Extraordinary item - early retirement
   of debt - net of taxes (3)                                                                                  (.05)

Basic earnings per share (3)                          $1.02(7)       $.98(8)      $1.08         $1.21(9)       $.87

Diluted earnings per share (3)                        $1.01(7)       $.98(8)      $1.08         $1.17(9)       $.85

Basic average shares (3)                             276,409      291,776       293,887       285,534       284,403
Diluted average shares (3)                           277,769      292,651       294,465       301,889       301,190
Cash dividends declared per share                       $.35         $.32          $.28          $.24          $.20

Total assets                                      $8,536,015   $7,881,405    $7,362,964    $7,031,566    $6,927,434
Total debt and obligations under
   capital leases                                 $3,302,905   $2,679,147    $2,240,168    $2,205,291    $2,167,999
Total capital expenditures (4)                    $1,157,342   $1,065,436      $823,068      $572,575      $652,928
Store count (5)                                        1,557        1,529         1,497         1,448         1,547

Selling area square footage (000's) (6)               35,114       33,823        32,523        31,179        32,727

(1) Restated as necessary to reflect the July 1997 two-for-one stock split
(2) 53-week fiscal year
(3) The earnings per share amounts comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share
(4) Amount includes capitalized leases and the net present value of property, plant and equipment leased under operating leases
(5) Includes jointly operated combination stores counted as one store
(6) Selling area square footage was 74% of total retail square footage in
    1997
(7) Includes non-recurring items related to the repurchase of a major shareholder's stock and the sale of a division of the Company's communications subsidiary totaling $.14 per share of expense
(8) Includes special charges totaling $.21 per share of expense
(9) Includes non-recurring items totaling $.19 per share of income

NOTE: The fiscal year of the Company ends on the Saturday nearest to January 31. All references herein to "1997", "1996", "1995", "1994" and "1993" represent the fiscal years ended January 31, 1998, February 1, 1997, February 3, 1996, January 28, 1995 and January 29, 1994, respectively. All years include 52 weeks except for 1995, which included 53 weeks.


Management's Discussion and Analysis of Financial Condition and Results of Operations


Results of Operations

Comparisons between years are rendered difficult due to the fact that not all fiscal years being compared were the same length; the 1995 fiscal year included 53 weeks while the 1997 and 1996 fiscal years included 52 weeks.

Total sales increased to $19.1 billion in 1997 from $18.7 billion in 1996 and $18.3 billion in 1995. The total sales increase was 2.5% in 1997 and 2.0% in 1996. Adjusting for the extra week in 1995, total sales would have increased 4.0% in 1996. Comparable store sales (sales from stores that have been open at least one year, including replacement stores) increased in 1997, 1996 and 1995 by .9%, 3.3% and 1.4%, respectively. The improvement in total sales in 1997 is primarily due to the increase in net square footage during the year. During 1997 the Company opened 96 stores and closed 68 stores resulting in a net increase of 28 new stores and an increase in retail square footage of 4.2%. Comparable store sales in 1997 were lower than previous years, despite a strong increase in pharmacy department sales, due to food price deflation, increased competitive new store openings and promotional activity. Comparable store sales in 1997 in the pharmacy departments increased 11.5% for the year. The 1996 increase in total and comparable sales was primarily the result of increased capital spending and effective marketing efforts, including customer loyalty cards and targeted marketing promotions. Total and comparable sales in 1996 also increased due to the impact of a nine-day labor dispute in the first quarter of 1995.

Gross profit as a percent of sales was 26.6% in both 1997 and 1996 and 25.9% in 1995. Gross profit in 1997 improved due to lower cost of goods resulting from centralized buying and a more profitable product mix. However, increased competition, additional expenses associated with warehouse consolidations in southern California and increased sales of third-party prescriptions and name-brand drugs, which yield lower margins, offset these improvements. The increase in 1996 gross profit over 1995 is primarily due to benefits realized from centralized procurement, better product mix and lower warehousing costs. Advertising expense also decreased in 1996 due to the shift from newspaper and print advertising to direct mail targeted marketing. These improvements were partially offset by lower pharmacy margins due to a shift from cash to lower margin third-party customers. The annual pre-tax LIFO charge to earnings amounted to $2.4 million in 1997, $11.4 million in 1996 and $12.8 million in 1995.

Beginning in the fourth quarter of 1997, the Company reclassified certain expenses as operating and administrative expense and restructuring and impairment that were previously classified below operating profit. Prior periods have been reclassified to conform to the current year presentation.

Operating and administrative expense as a percent of sales was 22.6% in 1997 and 1996 and 22.1% in 1995. Although the Company made improvements in expense control due to lower insurance costs, lower health and welfare and pension costs and benefits from renegotiating a new in-store banking service, higher fixed costs due to the increased number of new stores offset these improvements. The increase in 1996 over 1995 is primarily due to increased costs associated with new stores, offset in part by lower self-insurance costs, better overall cost control and improved sales. Fiscal 1995 operating and administrative expense benefited from the early termination of a labor contract resulting in the immediate recognition in 1995 of certain health and welfare savings which were being recognized over the life of the old contract.

Restructuring and impairment in 1997 of $13.4 million related to charges from the sale of a division of the Company's communications subsidiary.

In 1996 the Company recorded special charges aggregating approximately $100.0 million before taxes, or $.21 per diluted share, related primarily to its re-engineering initiatives. The initiatives are designed to transform the Company from a holding company to a unified operating company. The special charges are included in cost of merchandise sold ($10.0 million), operating and administrative expense ($12.9 million) and restructuring and impairment ($77.1 million). The components of the charge include: warehouse consolidation costs, administrative office consolidation costs, asset impairment costs, closed store costs and other miscellaneous charges. Cash expenditures are estimated to approximate $40.0 million of which $25.3 million was paid through the fourth quarter of 1997. The Company had recorded a charge of $15.5 million related to termination benefits to be paid to an estimated 445 people. At year-end 1997, the Company estimated that a total of 550 people would be terminated at a cost of $16.8 million. Severance costs of $10.7 million were paid in connection with the consolidation and 407 people were terminated. In 1997 the Company continued its plan to close and consolidate its warehouses and offices and sublease unutilized space where possible. The warehouse and office consolidation efforts were originally projected to be completed during 1997. Due to delays, these projects will be completed during 1998. The following table details the components of the reserve:


                                  Original                                    Reserve
                                   Reserve       Activity        Reserve      Balance
(In millions of dollars)           Balance        to Date    Adjustments      1/31/98

Warehouse consolidation             $ 26.4          $30.6          $ 8.0        $ 3.8
Office consolidation                  26.3            5.6           (5.5)        15.2
Asset impairment                      26.4           23.9           (2.5)
Closed store costs                    12.9           12.9
Other                                  8.0            8.0

     Total                          $100.0          $81.0                       $19.0




Operating profit increased 15.1% in 1997 and decreased 4.9% in 1996. Total operating profit was 4.0% of sales in 1997, 3.6% of sales in 1996 and 3.8% of sales in 1995. Operating profit excluding restructuring and impairment and special charges was 4.1% of sales in 1997 and 1996 compared to 3.8% of sales in 1995.

Interest expense increased in 1997 due to higher debt levels primarily from the Company's financing of the repurchase of shares from former chairman L.S. Skaggs and related parties in April 1997 (the Repurchase), as well as increased capital expenditures. Increases in 1996 interest expense were primarily due to increased borrowings.

The caption "Shareholder related expense" in 1997 of $33.9 million includes charges related to the secondary stock offering of shares held by former chairman L.S. Skaggs and related parties (the Secondary Offering).

The Company's effective income tax rates were 46.4% in 1997, 43.1% in 1996 and 42.5% in 1995. The increase in the 1997 effective tax rate is primarily due to the non-deductibility of expenses related to the Secondary Offering. The increase in the 1996 effective tax rate is due to lower earnings caused by the special charges, the impact of goodwill charges and lower tax credits.

The Company's basic earnings per share were $1.02, $.98 and $1.08 in 1997, 1996 and 1995, respectively. Diluted earnings per share amounted to $1.01, $.98 and $1.08 in 1997, 1996 and 1995, respectively. The Company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share, as of year-end 1997. Prior periods have been restated and there was no material affect on the Company's earnings per share.

Liquidity and Capital Resources

Cash provided by operating activities was $855.0 million, $497.8 million and $609.1 million for 1997, 1996 and 1995, respectively. The 1997 improvement of $357.3 million was primarily the result of managing vendor payments.

Cash capital expenditures amounted to $996.3 million in 1997, $943.1 million in 1996 and $772.6 million in 1995. Additional capital expenditures represented by the net present value of leases amounted to $161.1 million in 1997, $122.4 million in 1996 and $50.5 million in 1995.

The following table shows store counts for new, remodeled and closed stores:

                        Projected
                             1998       1997       1996      1995

New                            75         96         99        87

Remodels                       90         65         84       198

Closed                         50         68         67        38


Capital expenditures for fiscal 1998, including the net present value of leases, are expected to approximate $1.0 billion and will be funded through cash flows from operations, credit facilities and other long-term borrowings. The Company has no material commitments for capital other than those related to its capital program.

On April 8, 1997, the Company (i) repurchased 24.4 million shares of its common stock from former chairman L.S. Skaggs and certain Skaggs family members and charitable trusts (the Selling Stockholders) for an aggregate price of $550 million and (ii) sold 4.6 million shares of common stock for net proceeds of $95.9 million pursuant to the exercise of an over-allotment option by the underwriters in connection with a public offering of 30.8 million shares by the Selling Stockholders. On April 8, 1997 the Company also recorded non-recurring charges totaling $33.9 million related to expenses incurred by the Selling Stockholders which were reimbursed by the Company.

On March 28, 1997, the Company increased the capacity of its revolving credit facility to a $1.5 billion five-year revolving credit facility which expires in 2002, in order to finance the $550 million repurchase of common stock from the Selling Stockholders and for general corporate purposes. The Company has a $1.0 billion commercial paper program supported by the $1.5 billion revolving credit facility and $330 million of uncommitted bank lines, which are used for overnight and short-term bank borrowings, and $1.0 billion in availability under a universal shelf registration statement, of which $500 million has been designated for the Company's Series B Medium Term Note Program. Subsequent to year-end and as of March 31, 1998, the Company had issued $145 million under the Program. At year-end 1997, the Company had $512 million of debt outstanding under the credit facility, $717 million outstanding under the commercial paper program and $229 million outstanding under uncommitted bank lines, leaving unused committed borrowing capacity of $42 million. The average annual interest rates applicable to the debt issued under or supported by the revolving credit facility were 5.9% in 1997, 5.7% in 1996 and 6.2% in 1995.

On May 2, 1997, the Company issued $300 million of debentures consisting of $100 million of 7.9% debentures due May 1, 2017 and $200 million of 7.5% debentures due May 1, 2037. The $200 million, 40-year debentures are redeemable at the option of each of the registered holders on May 1, 2009. Net proceeds were used to refinance short-term variable rate borrowings and for general corporate purposes.

On July 3, 1997, the Company entered into a $200 million term loan agreement. The underlying notes bear interest at an average rate of 6.3% and mature July 1, 2004. Net proceeds were used to refinance short-term variable rate borrowings and for general corporate purposes.

During 1997 the Company repaid a $160 million (22 billion yen) loan. The net increase in debt, including capitalized leases, was $623.8 million and $439.0 million in 1997 and 1996, respectively. The increases are due to changes in working capital, increased capital spending and repurchases of common stock, including the repurchase of 24.4 million shares from the Selling Stockholders in 1997.

In June of 1996, the Company replaced its existing stock repurchase program with a new repurchase program which authorizes the repurchase of up to four million shares of common stock (not including the repurchase of shares from the Selling Stockholders).

There were no repurchases of common stock under the repurchase program during 1997, and of January 31, 1998, an additional 3.9 million shares remained authorized for repurchase.

Working capital amounted to $140.4 million at year-end 1997 compared to $364.8 million at year-end 1996 and $96.3 million at year-end 1995. Working capital benefited from higher accounts payable at the end of 1997 primarily due to the management of vendor payments at the end of the fiscal year.

The Company's ratio of total debt (debt plus obligations under capital leases) to total capitalization (total debt plus common shareholders' equity) amounted to 58.9%, 51.4% and 48.8% at year-end 1997, 1996 and 1995, respectively.

The Company believes that its cash flows from operations, supplemented by its revolving credit facility, uncommitted credit facilities, other long-term borrowings, availability under a universal shelf registration statement and its ability to refinance debt, will be adequate to meet its presently identifiable cash requirements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's major market risk exposure is changing interest rates. From time to time, the Company hedges against changes in the yield of U.S. Treasury securities used for determining the interest rate on anticipated public debt financing of the Company using treasury lock, swap, or similar agreements, usually in notional amounts less than the total amount of the anticipated debt issue. These hedging transactions are generally in effect for a period estimated to expire concurrent with the anticipated debt issue. The objective of these derivative transactions is to reduce the Company's exposure to changes in interest rates, and each transaction is evaluated periodically by the Company for changes in market value and counterparty credit exposure.

During 1997 the Company entered into a $300 million five-year LIBOR basket swap and a $100 million treasury rate lock. The LIBOR basket swap agreement diversifies the indices used to determine the interest rate on a portion of the Company's variable rate debt by providing for payments based on an average of foreign LIBOR indices which are reset every three months and also provides for a maximum interest rate of 8.0%. The Company recognized income of $.5 million in 1997 related to this swap. The treasury rate lock agreement was entered into for the purpose of hedging the interest rate on a portion of the debt the Company anticipates issuing in 1998 under the universal shelf registration statement. The treasury lock fixed the rate on the 30-year treasury bond at 6.0% and expires March 31, 1998.

During 1996 the Company entered into an interest rate swap agreement with a notional amount of $200 million for the purpose of hedging the interest rate on a portion of the $300 million of debentures the Company issued on May 2, 1997 under the Company's previous shelf registration statement. The swap was terminated in connection with the issuance of the debentures, and the Company realized a net gain of $6.2 million, which is being amortized over the term of the debt as a reduction to interest expense.

On October 14, 1997, the Company prepaid a foreign loan in the principal amount of 22 billion yen ($160 million U.S.) bearing interest at a yen interest rate of 6.0% and terminated the related interest rate and currency exchange swap agreement that fixed the interest rate and eliminated the risk of currency fluctuations. The Company incurred a net loss of $.7 million in connection with the prepayment of the loan and termination of the swap agreement.

The Company is exposed to credit losses in the event of nonperformance by the counterparties to its swap agreements. Such counterparties are highly-rated financial institutions and the Company anticipates they will be able to satisfy their obligations under the contracts.

There have been no material changes in the primary risk exposures or management of the risks since the prior year. The Company expects to continue to manage risks in accordance with the current policy.

INTEREST RATE SENSITIVITY

The table below provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.


                                                                                                                       Fair
                                                                                                                    Value @
(In thousands of dollars)                    1998     1999      2000     2001      2002  Thereafter      Total      1/31/98
LIABILITIES

Long-term debt, including current portion
    Fixed rate                            $81,407  $34,086  $154,946  $25,419  $271,554  $1,216,854  $1,784,266  $1,932,708
    Average interest rate                    8.6%     8.8%      7.8%    10.7%      9.4%        7.7%        8.0%
    Variable rate                         $11,000                            $1,446,899              $1,457,899  $1,457,899
    Average interest rate                    5.9%                                  5.9%                    5.9%

INTEREST RATE DERIVATIVE FINANCIAL INSTRUMENTS RELATED TO ANTICIPATED LONG-TERM DEBT OFFERING

Interest rate swap
    Pay fixed/Receive variable           $100,000                                                      $100,000       $(644)
    Average pay rate                         6.0%
    Average receive rate                     5.9%

INTEREST RATE DERIVATIVE FINANCIAL INSTRUMENTS RELATED TO LONG-TERM DEBT

Interest rate and currency swap
    Pay variable (8% cap)/Receive variable                                      $300,000                $300,000     $(6,704)
    Average pay rate                                                                6.5%
    Average receive rate                                                            5.8%

Year 2000

The efficient operation of the Company's business is dependent in part on its computer software programs and operating systems (collectively, Programs and Systems). These Programs and Systems are used in several key areas of the Company's business including store operations, merchandise purchasing, inventory management, pricing, sales, warehousing, transportation and financial reporting, as well as in various administrative functions. The Company is in the process of updating its Programs and Systems for Year 2000 compliance. The Company has also been communicating with its vendors, financial institutions and others to assess the status of Year 2000 conversion of their systems since the failure to make their systems Year 2000 compliant could have an adverse affect on the Company's operations.

Based on present information, the Company believes that it will be able to achieve such Year 2000 compliance through a combination of modification or replacement of some existing Programs and Systems. The Company expects that the expenses associated with achieving Year 2000 compliance will be approximately $25 million. The Company has spent approximately $16.5 million on Year 2000 compliance through March 31, 1998. No assurance can be given that the Company's efforts nor those of its vendors, financial institutions and others who interact with the Company will be successful.

Environmental

The Company has identified environmental contamination at certain of its store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses) which are primarily related to underground petroleum storage tanks (USTs) and ground water contamination. The Company conducts an on-going program for the inspection and evaluation of new sites proposed to be acquired by the Company and the remediation/monitoring of contamination at existing and previously owned sites. The Company anticipates that all USTs will be in compliance with 1998 UST upgrade requirements established by the Environmental Protection Agency. Although the ultimate outcome and expense of environmental remediation is uncertain, the Company believes that the required costs of remediation, UST upgrades and continuing compliance with environmental laws will not have a material adverse effect on the financial condition or operating results of the Company.

Inflation

In recent years, the impact of deflation or inflation on the Company's results of operations has been moderate. As operating expenses and inventory costs change, the Company adjusts its retail prices accordingly.

The Company uses the LIFO (last-in, first-out) method of accounting for the majority of its inventories. Under this method, the cost of merchandise sold reported in the financial statements approximates current costs and thus reduces the distortion in reported earnings due to increasing costs.

The historical costs of property, plant and equipment recorded by the Company were incurred over a period of several years. The cost of replacing property, plant and equipment is generally greater than the cost on the books of the

Company as a result of inflation that has occurred over the years since the property, plant and equipment were placed in service.

Stock Split

On June 17, 1997, the Board of Directors of the Company declared a two-for-one stock split of the Company's common stock. The split was payable July 16, 1997, to shareholders of record on July 1, 1997. All share and per share information has been restated to reflect the stock split.

New Accounting Standard

Statement No. 131, Disclosure about Segments of an Enterprise and Related Information, was issued by the Financial Accounting Standards Board in June 1997, effective for fiscal years beginning after December 15, 1997. The Company has determined that it will continue to have only one reportable segment.

Preferred Share Purchase Rights

On March 18, 1998, the Preferred Share Purchase Rights issued pursuant to a Rights Agreement, dated March 18, 1988, as amended, expired in accordance with their terms without renewal or extension.

Report of Independent Auditors

[ERNST & YOUNG LLP LOGO]




Shareholders and Board of Directors
American Stores Company

We have audited the accompanying consolidated balance sheets of American Stores Company and subsidiaries as of January 31, 1998, February 1, 1997 and February 3, 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Stores Company and subsidiaries at January 31, 1998, February 1, 1997 and February 3, 1996, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.


                                   ERNST & YOUNG LLP





March 18, 1998
Salt Lake City, Utah


Consolidated Statements of Earnings


                                                  52 weeks        52 weeks        53 weeks
(In thousands, except per share data)               1997            1996            1995


Sales                                            $19,138,880     $18,678,129     $18,308,894
Cost of merchandise sold, including ware-
  housing and transportation expenses             14,039,263      13,713,151      13,558,690

Gross profit                                       5,099,617       4,964,978       4,750,204

Operating and administrative expenses              4,317,576       4,220,187       4,048,490
Restructuring and impairment                          13,400          77,151

Operating profit                                     768,641         667,640         701,714

Other income (expense):
  Interest income                                      5,647           8,470           8,747
  Interest expense                                  (216,710)       (171,558)       (159,545)
  Shareholder related expense                        (33,913)

Total other income (expense)                        (244,976)       (163,088)       (150,798)

Earnings before income taxes                         523,665         504,552         550,916
Federal and state income taxes                      (243,045)       (217,331)       (234,107)

Net earnings                                     $   280,620      $  287,221      $  316,809

Basic earnings per share                               $1.02            $.98           $1.08

Diluted earnings per share                             $1.01            $.98           $1.08

Average number of common shares outstanding
  used for basic earnings per share                  276,409         291,776         293,887
Dilutive common stock options                          1,360             875             578

Average number of common shares outstanding
  used for dilutive earnings per share               277,769         292,651         294,465

Outstanding employee stock options having
  no dilutive effect (exercise price $23.72
  - $25.00 per share)                                  4,350


See notes to consolidated financial statements

Consolidated Balance Sheets

                                                                    Year-end

(In thousands of dollars, except per share data)      1997             1996            1995

ASSETS
Current Assets
Cash and cash equivalents                       $   47,794       $   37,467      $  102,422
Receivables                                        399,319          318,878         319,688
Inventories                                      1,714,229        1,725,542       1,572,242
Prepaid expenses                                    71,855           66,510          69,098
Deferred income tax benefits                        28,583           18,099          20,517
Total Current Assets                             2,261,780        2,166,496       2,083,967

Property, Plant and Equipment and Property Under
  Capital Leases, at cost
Land                                               779,873          636,068         597,804
Buildings                                        2,325,388        1,980,660       1,582,485
Fixtures and equipment                           2,877,019        2,616,786       2,415,479
Leasehold improvements                             831,364          781,454         736,682

                                                 6,813,644        6,014,968       5,332,450
Less accumulated depreciation and amortization   2,552,723        2,361,255       2,126,550

Net Property, Plant and Equipment                4,260,921        3,653,713       3,205,900
Goodwill, net of accumulated amortization        1,611,812        1,665,242       1,722,892
Other Assets                                       401,502          395,954         350,205
Total Assets                                    $8,536,015       $7,881,405      $7,362,964


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable                                $1,186,845       $  851,285      $  996,354
Accrued payroll and benefits                       301,656          325,806         331,843
Current portion of self-insurance reserves         108,263          121,144         153,464
Income taxes payable                                11,293           21,290          17,292
Other current liabilities                          412,342          416,153         353,598
Current maturities of long-term debt and
  obligations under capital leases                 100,935           66,003         135,152
Total Current Liabilities                        2,121,334        1,801,681       1,987,703

Self-insurance Reserves, less current portion      390,661          403,981         434,028
Deferred Income Taxes                              349,041          348,846         365,978
Other Liabilities                                  163,927          178,326         115,743
Long-term Debt and Obligations Under
   Capital Leases, less current maturities       3,201,970        2,613,144       2,105,016

Shareholders' Equity
Common stock of $1.00 par value, authorized
   700,000,000 shares; issued 299,778,472 shares   299,778          299,778         299,778
Additional paid-in capital                         269,205          212,672         195,229
Retained earnings                                2,320,322        2,136,744       1,942,874
Less cost of treasury stock; 26,171,962 shares
   in 1997, 7,949,190 shares in 1996 and
   6,882,902 shares in 1995                       (580,223)        (113,767)        (83,385)

Total Shareholders' Equity                       2,309,082        2,535,427       2,354,496

Total Liabilities and Shareholders' Equity      $8,536,015       $7,881,405      $7,362,964




See notes to consolidated financial statements


Consolidated Statements of Cash Flows

                                                   52 weeks         52 weeks        53 weeks
(In thousands of dollars)                            1997             1996            1995

Cash Flows from Operating Activities:
Net earnings                                       $280,620         $287,221        $316,809
Adjustments to reconcile net earnings
  to net cash provided by operating
  activities:
Depreciation and amortization                       468,869          440,445         404,562
Net (gain) loss on asset sales                         (772)             265          (3,219)
Self-insurance reserves                             (26,201)         (62,367)        (56,222)
Other                                              (100,078)          59,654         (92,688)
(Increase) decrease in current assets:
  Receivables                                       (80,441)             810         (32,694)
  Inventories                                        11,313         (152,920)        (54,645)
  Prepaid expenses                                  (15,829)           5,006          28,164
Increase (decrease) in current liabilities:
  Accounts payable                                  335,560         (145,069)        124,750
  Other current liabilities                          16,137           66,759          23,305
  Accrued payroll and benefits                      (24,150)          (6,037)        (18,794)
  Income taxes payable                               (9,997)           3,998         (30,249)
Total adjustments                                   574,411          210,544         292,270
Net cash provided by operating activities           855,031          497,765         609,079

Cash Flows from Investing Activities:
Expended for property, plant and equipment         (996,288)        (943,080)       (772,611)
Proceeds from sale of assets                         39,447           47,670          50,511
Net cash used in investing activities              (956,841)        (895,410)       (722,100)

Cash Flows from Financing Activities:
Proceeds from long-term borrowing                   500,000          350,000         278,500
Payment of long-term borrowing                     (160,000)        (100,000)       (125,000)
Net addition to (reduction of)debt and
  obligations under capital leases                  279,101          188,979            (201)
Proceeds from exercise of stock options, other       44,164           24,860          22,049
Repurchase of common stock                                           (37,798)        (72,987)
Repurchase of common stock from major shareholder  (550,000)
Issuance of common stock for over-allotments         95,914
Cash dividends                                      (97,042)         (93,351)        (82,607)
Net cash provided by financing activities           112,137          332,690          19,754

Net increase (decrease) in cash and cash
  equivalents                                        10,327          (64,955)        (93,267)

Cash and Cash Equivalents:
Beginning of Year                                    37,467          102,422         195,689

End of Year                                        $ 47,794         $ 37,467        $102,422





See notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity


                                                           Additional
(In thousands of dollars,                     Common        Paid-In       Retained     Treasury
except per share data)                        Stock         Capital       Earnings       Stock        Total

Balances at beginning of 1995                 $289,084      $ 71,876     $1,708,672   $ (18,711)    $2,050,921

Net earnings -- 1995 (53 weeks)                                             316,809                    316,809
Issuance of 1,184,286 shares of
  stock for stock options and awards                             914                      7,583          8,497
Dividends ($.28 per share)                                                  (82,607)                   (82,607)
Stock Purchase Incentive Plans including
  issuance of 120,000 shares                                   3,869                        733          4,602
Conversion of convertible notes                 10,694       113,868                                   124,562
Purchase of 248 shares for treasury                                                          (3)            (3)
Stock Repurchase Program
  5,045,000 shares                                                                      (72,987)       (72,987)
Other                                                          4,702                                     4,702

Balances at year-end 1995                     $299,778      $195,229     $1,942,874   $ (83,385)    $2,354,496

Net earnings -- 1996 (52 weeks)                                             287,221                    287,221
Issuance of 1,127,328 shares of
  stock for stock options, awards and
  Employee Stock Purchase Plan (ESPP)                          7,891                      7,497         15,388
Dividends ($.32 per share)                                                  (93,351)                   (93,351)
Stock Purchase Incentive Plans                                 8,856                                     8,856
Purchase of 13,124 shares for treasury,
  including ESPP buybacks                                       (103)                       (78)          (181)
Stock Repurchase Program 2,180,000 shares                                               (37,798)       (37,798)
Other                                                            799                         (3)           796

Balances at year-end 1996                     $299,778      $212,672     $2,136,744   $(113,767)    $2,535,427

Net earnings -- 1997 (52 weeks)                                             280,620                    280,620
Issuance of 1,652,397 shares of
  stock for stock options, awards and
  Employee Stock Purchase Plan (ESPP)                          5,983                     24,704         30,687
Shares related to directors' stock
 compensation plan - 193,000 shares                            3,931                         86          4,017
Dividends ($.35 per share)                                                  (97,042)                   (97,042)
Stock Purchase Incentive Plans                                10,425                                    10,425
Purchase of 59,183 shares for treasury,
  including ESPP buybacks                                                                  (967)          (967)
Stock Repurchase from major shareholder -
  24,444,444 shares                                                                    (550,000)      (550,000)
Stock issuance for over-allotments -
  4,622,372 shares                                            36,194                     59,721         95,915

Balances at year-end 1997                     $299,778      $269,205     $2,320,322   $(580,223)    $2,309,082





See notes to consolidated financial statements

Notes to Consolidated Financial Statements


Nature of Operations

American Stores Company is one of the nation's leading food and drug retailers, operating 1,557 stores in 26 states. The Company operates in a single industry segment and its principal formats include supermarkets, stand-alone drug stores and combination food/drug stores. Principal markets include California, Illinois, New Jersey, Pennsylvania, Nevada, Indiana, Massachusetts and Arizona, where products are sold primarily to retail customers.

Significant Accounting Policies

Fiscal Year. The fiscal year of the Company ends on the Saturday nearest to January 31. All references herein to "1997", "1996" and "1995" represent the 52-week fiscal years ended January 31, 1998 and February 1, 1997 and the 53-week fiscal year ended February 3, 1996, respectively.

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

Depreciation and Amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated useful life of the property or over the term of the lease, whichever is shorter. The depreciable lives are primarily 20 to 40 years for buildings, 3 to 10 years for fixtures and equipment and 15 to 25 years for leasehold improvements and property under capital lease, depending on the life of the lease. Depreciation expense related to property, plant and equipment amounted to $390.4 million, $359.9 million and $324.5 million in fiscal 1997, 1996 and 1995, respectively. Amortization expense related to property under capital leases amounted to $8.5 million, $9.2 million and $10.4 million in fiscal 1997, 1996 and 1995, respectively.

Goodwill. Goodwill, principally from the acquisition of Lucky Stores, Inc. in 1988, represents the excess of cost over fair value of net assets acquired and is being amortized over 40 years using the straight-line method. Accumulated amortization amounted to $524.6 million, $471.2 million and $418.0 million in 1997, 1996 and 1995, respectively.

Costs of Opening and Closing Stores. The costs of opening new stores are charged against earnings as incurred. When operations are discontinued and a store is closed, the remaining investment, net of salvage value, is charged against earnings and, for leased stores, a provision is made for the remaining lease liability, net of expected sublease income.

Derivative Financial Instruments. The Company enters into treasury locks, interest rate swaps and similar agreements to modify the interest rate characteristics of its outstanding debt or on anticipated public debt financing of the Company and holds them strictly for purposes other than trading. The objective of these derivative transactions is to reduce the Company's exposure to changes in interest rates, and each transaction is evaluated periodically by the Company for changes in market value and counterparty credit exposure.

The agreements are usually in notional amounts less than the total amount of the anticipated debt issue and are generally in effect for a period estimated to expire concurrent with the anticipated debt issue. They involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The difference to be paid or received as interest rates change is recognized quarterly in the case of the LIBOR basket swap. The fair value of the treasury rate lock is amortized over the term of debt issued. In the event of the early extinguishment of an obligation, any realized or unrealized gain or loss from the swap would be recognized in income coincident with the extinguishment of the obligation.

Income Taxes. The Company provides for deferred income taxes or credits as temporary differences arise in recording income and expenses between financial reporting and tax reporting. Amortization of goodwill is not deductible for purposes of calculating income tax provisions.

Earnings Per Share. Earnings per share amounts for all periods have been restated to conform to the requirements of Statement of Financial Accounting Standards No. 128, Earnings Per Share. The adoption of Statement No. 128 did not have a material impact on earnings per share.

Environmental Remediation Costs. Costs incurred to investigate and remediate contaminated sites are accrued when identified and estimable. The related costs are expensed unless the remediation extends the economic useful life of the assets employed at the site.

Self-insurance. The Company is self-insured for property loss, workers' compensation, general liability and automotive liability, subject to specific retention levels. The Company is required in certain cases to obtain letters of credit to support its self-insured status. At year-end 1997, the Company's self-insured liabilities were supported by approximately $244.6 million of undrawn letters of credit. The Company is also self-insured for health care claims for eligible active and retired associates. Self-insured liabilities, with the exception of postretirement health care benefits, are not discounted.

The basis for the amount of the Company's accrual for self insurance claims is determined by an independent actuary who arrives at the ultimate costs of claims that have occurred by analyzing amounts already paid to claimants, open case reserves and an estimate of incurred but not reported losses, including both claims that are unreported as of the valuation date and the future growth in claim value that will occur as more information about each claim becomes known.

Impairment. Impairment is recognized on long-lived assets when indicators of impairment are present and the undiscounted cash flows are less than the related assets' carrying value.

Stock-based Compensation. The Company continues to account for stock-based compensation using the intrinsic value method and provides pro forma footnote disclosure of the impact of the fair value method.

New Accounting Standard

Statement No. 131, Disclosure about Segments of an Enterprise and Related Information, was issued by the Financial Accounting Standards Board in June 1997, effective for fiscal years beginning after December 15, 1997. The Company has determined that it will continue to have only one reportable segment.

Inventories

Approximately 94% of inventories are accounted for using the LIFO (last-in, first-out) method for inventory valuation. If the FIFO (first-in, first-out) and average cost methods had been used, inventories would have been $327.0 million, $324.5 million and $313.1 million higher at year-end 1997, 1996 and 1995, respectively. The LIFO charge to earnings was $2.4 million in 1997, $11.4 million in 1996 and $12.8 million in 1995. Under this method, the cost of merchandise sold that is reported in the financial statements approximates current costs and thus reduces the distortion in reported earnings due to inflation or deflation.

Advertising Expense

The Company expenses advertising costs when the advertisement occurs. Total advertising expense amounted to $156.2 million, $133.2 million and $168.3 million in 1997, 1996 and 1995, respectively. Capitalized advertising costs were $2.5 million, $4.0 million and $3.1 million in 1997, 1996 and 1995, respectively.

Reclassification

The 1996 and 1995 financial statements have been reclassified to conform to the current year presentation.

Stock Split

On June 17, 1997, the Board of Directors of the Company declared a two-for-one split of the Company's common stock. The split was payable July 16, 1997, to shareholders of record on July 1, 1997. All share and per share information has been restated to reflect the stock split.

Debt

On May 2, 1997, the Company issued $300 million of debentures consisting of $100 million of 7.9% debentures due May 1, 2017 and $200 million of 7.5% debentures due May 1, 2037. The $200 million, 40-year debentures are redeemable at the option of each of the registered holders on May 1, 2009. Net proceeds were used to refinance short-term variable rate borrowings and for general corporate purposes.

On July 3, 1997, the Company entered into a $200 million term loan agreement. The underlying notes bear interest at an average rate of 6.3% and mature July 1, 2004. Net proceeds were used to refinance short-term variable rate borrowings and for general corporate purposes.

On March 28, 1997, the Company increased the capacity of its revolving credit facility to a $1.5 billion five-year revolving credit facility which expires in 2002. This facility was the Company's principal bank credit agreement at year-end 1997. Interest rates for borrowings under the revolving credit facility are established at the time of borrowing through one of four different pricing options. Terms of the revolving credit facility provide for borrowings from participating banks or borrowings through issuance of commercial paper that is supported by the facility. The credit facility, among other customary conditions, provides for a covenant of cash flow to total debt.

The Company also has a $1.0 billion commercial paper program supported by the $1.5 billion revolving credit facility, and $330 million of uncommitted bank lines, which are used for overnight and short-term bank borrowings. At year-end 1997, the Company had $512 million of debt outstanding under the credit facility, $717 million outstanding under the commercial paper program and $229 million outstanding under uncommitted bank lines, leaving unused committed borrowing capacity of $42 million. The Company has classified short-term borrowings as long-term due to its intent and ability to refinance these borrowings on a long-term basis. On February 3, 1998, the Company's $1.0 billion universal shelf registration statement become effective, of which $500 million has been designated for the Company's Series B Medium Term Note Program.

The Company capitalized interest costs associated with construction projects of $16.2 million, $10.6 million and $8.5 million in 1997, 1996 and 1995, respectively. The Company made cash payments for interest (net of amounts capitalized) of $204.3 million, $160.8 million and $169.5 million in 1997, 1996 and 1995, respectively.

The aggregate amounts of debt maturing in each of the next five fiscal years are listed below:


(In thousands of dollars)

1998                               $   92,407
1999                                   34,086
2000                                  154,946
2001                                   25,419
2002                                1,718,453
Thereafter                          1,216,854
Total debt                          3,242,165
Capital lease obligations              60,740
Total debt and obligations
    under capital leases           $3,302,905





The Company's various loans secured by real estate are collateralized by properties with a net book value of $232.3 million at year-end 1997.

A summary of debt is as follows:


(In thousands of dollars)                                    1997           1996           1995

Public Debt (unsecured):
7.5% Debentures due 2037, put option 2009             $   200,000
8.0% Debentures due 2026                                  350,000     $  350,000
7.9% Debentures due 2017                                  100,000
7.4% Notes due 2005                                       200,000        200,000     $  200,000
Medium Term Notes--fixed interest rates due
  1998 through 2003--average interest rate 7.9%           200,000        250,000        250,000
9-1/8% Notes due 2002                                     249,320        249,191        249,075

Bank Borrowings (unsecured):
Revolving credit facility--variable
  interest rates, effectively due 2002--
  average interest rates 5.9% in 1997,
  5.7% in 1996 and 6.2% in 1995                           512,000        957,000        865,000
Lines of credit and commercial paper--
  variable interest rates, effectively
  due 2002--average interest rates 5.9%
  in 1997, 5.6% in 1996 and 6.4% in 1995                  945,899        183,000         69,000
Notes due 2004--average interest rate 6.3%                200,000
Other borrowings--due 2000--average
  interest rates 6.6% in 1997 and
  1996 and 6.5% in 1995                                    75,000         75,000        125,000

Other Unsecured Debt:
9.8% due in 1999                                                         160,000        210,000
10.6% due in 2004                                         108,893        108,893        108,893
Other--due through 2001                                    31,505          2,988          3,625

Debt Secured by Real Estate:
Fixed interest rates--due through 2014--
  average interest rate 13.4% in 1997,
  13.3% in 1996 and 13.3% in 1995                          69,548         77,365         83,456

Outstanding debt                                        3,242,165      2,613,437      2,164,049
Capital lease obligations                                  60,740         65,710         76,119

Total debt and obligations under capital leases         3,302,905      2,679,147      2,240,168
Less current maturities:
  Debt                                                     92,407         56,703        125,413
  Capital lease obligations                                 8,528          9,300          9,739

Long-term debt and obligations under capital leases     3,201,970      2,613,144      2,105,016
Long-term capital lease obligations                        52,212         56,410         66,380

Long-term debt                                         $3,149,758     $2,556,734     $2,038,636




On October 14, 1997, the Company prepaid a foreign loan in the principal amount of 22 billion yen ($160 million U.S.) bearing interest at a yen interest rate of 6.0% and terminated the related interest rate and currency exchange swap agreement that fixed the interest rate and eliminated the risk of currency fluctuations. The Company incurred a net loss of $.7 million in connection with the prepayment of the loan and termination of the swap agreement.

On October 27, 1997, the Company entered into a $300 million five-year LIBOR basket swap. The agreement diversifies the indices used to determine the interest rate on a portion of the Company's variable rate debt by providing for payments based on foreign LIBOR indices which are reset every three months and also provides for a maximum interest rate of 8.0%. The Company recognized income of $.5 million in 1997 related to this swap. As of year-end 1997, the estimated fair value of the agreement based on market quotes was a loss of $6.7 million.

On December 15, 1997, a $100 million treasury rate lock agreement was entered into for the purpose of hedging the interest rate on a portion of the debt the Company anticipates issuing in 1998 under a universal shelf registration statement. The treasury lock fixed the rate on the 30-year treasury bond at 6.0% and has a term of 3 1/2 months. As of year-end 1997, the estimated fair value of the agreement based on market quotes was a loss of $.6 million.

During 1996 the Company entered into an interest rate swap agreement with a notional amount of $200 million, for the purpose of hedging the interest rate on a portion of the $300 million of debentures the Company issued on May 2, 1997 under the Company's previous shelf registration statement. The swap was terminated in connection with the issuance of the debentures, and the Company realized a net gain of $6.2 million, which is being amortized over the term of the debt as a reduction to interest expense.

The Company is exposed to credit losses in the event of nonperformance by the counterparties to its swap agreements. Such counterparties are highly-rated financial institutions and the Company anticipates they will be able to satisfy their obligations under the contracts.

The carrying amounts of the Company's bank borrowings with variable interest rates approximate fair value. The fair value of the Company's borrowings with fixed interest rates is estimated using discounted cash flow analyses, based on current market rates where available, or on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of outstanding debt as of year-end 1997 was $3.4 billion compared to the carrying value of $3.2 billion.

Leases

The Company leases retail stores, offices, warehouses and distribution facilities. Initial lease terms average approximately 20 years, plus renewal options, and may provide for contingent rent based on sales volume in excess of specified levels.

The summary below shows the aggregate future minimum rent commitments at year-end 1997 for both capital and operating leases. Operating leases are shown net of an aggregate $108.9 million of minimum rent income receivable under non-cancelable subleases. Operating leases also exclude the amortization of acquisition-related fair value adjustments.

                                                    Operating           Capital
(In thousands of dollars)                              Leases            Leases

1998                                               $  177,294          $ 14,693
1999                                                  166,783            13,065
2000                                                  152,054            10,944
2001                                                  139,690             9,617
2002                                                  130,737             8,506
Thereafter                                          1,140,465            51,012
Total minimum rent commitments                     $1,907,023           107,837
Less executory costs (such as taxes, insurance
and maintenance) included in capital leases                               1,966

Net minimum lease payments                                              105,871
Less amount representing interest                                        45,131

Obligations under capital leases, including $8.5
   million due within one year                                         $ 60,740




Additions to obligations under capital leases were $4.7 million in 1997. Rent expense, excluding the amortization of acquisition-related fair value adjustments of $13.9 million in 1997, $14.2 million in 1996 and $14.3 million in 1995, was as follows:

                           Minimum  Sublease            Contingent      Total
(In thousands of dollars)     Rent      Rent        Net       Rent       Rent

1997                      $206,749   $17,591   $189,158    $22,729   $211,887
1996                      $189,105   $15,663   $173,442    $24,305   $197,747
1995                      $180,933   $14,782   $166,151    $26,003   $192,154


Income Taxes

Federal and state income taxes charged to earnings are summarized below:

                                         52 weeks           52 weeks          53 weeks
(In thousands of dollars)                    1997               1996              1995

Current:
   Federal                               $214,005           $206,313          $124,317
   State                                   23,572             25,731            15,979
Deferred:
   Federal                                  4,847            (12,948)           81,859
   State                                      621             (1,765)           11,952

Federal and state income taxes           $243,045           $217,331          $234,107



Cash payments of income taxes were $263.3 million, $226.8 million and $169.2 million in 1997, 1996 and 1995, respectively.

The Company's effective income tax rate differs from the statutory federal income tax rate as follows:

                                          52 weeks     52 weeks     53 weeks
(Percent of earnings before income taxes)     1997         1996         1995

Statutory federal income tax rate             35.0%        35.0%        35.0%
State income tax rate, net of federal
   income tax effect                           4.9          4.8          5.1
Goodwill amortization                          4.0          4.2          3.8
Expenses for repurchase of major
   shareholders' common stock                  2.3
Tax credits                                   (0.1)        (0.1)        (0.4)
Other                                          0.3         (0.8)        (1.0)
Effective income tax rate                     46.4%        43.1%        42.5%



Deferred tax benefits and liabilities as of year-end 1997 related to the following temporary differences:

(In thousands of dollars)                    Benefits         Liabilities            Total

Basis in fixed assets                        $ 29,649           $(251,607)       $(221,958)
Self-insurance reserves                       159,095                              159,095
Purchase accounting valuation                  31,436            (285,964)        (254,528)
Compensation and benefits                      39,172             (31,109)           8,063
Other, net                                    104,606            (115,736)         (11,130)
Deferred tax benefits and liabilities        $363,958           $(684,416)       $(320,458)



No valuation allowances have been considered necessary in the calculation of deferred tax benefits.


Stock Compensation Plans

Fixed Stock Option Plans

The Company's Stock Option and Stock Awards Plans (Plans) provide for the grant of options to purchase shares of common stock and the issuance of restricted stock awards, subject to certain antidilution adjustments. At year-end 1997, there were 6.4 million shares reserved for future grants or awards under the Company's Plans.

A summary of the Company's stock option activity and related information for 1997, 1996 and 1995 follows:

                                                  1997                      1996                      1995

                                                      Weighted-                 Weighted-                 Weighted-
                                                        Average                   Average                   Average
                                                       Exercise                  Exercise                  Exercise
(Options in thousands)                    Options         Price      Options        Price      Options        Price

Outstanding at beginning of year            6,030        $14.36        3,840       $11.37        2,721       $ 5.62
Granted                                    13,210        $23.14        2,712       $17.91        3,097       $12.20
Exercised                                    (436)       $11.34         (269)      $ 8.70       (1,652)      $ 3.64
Forfeited / Expired                          (536)       $18.21         (253)      $13.00         (326)      $10.50
Outstanding at end of year                 18,268        $20.67        6,030       $14.36        3,840       $11.37

Exercisable at end of year                  1,056                        424                       473
Reserved for future grants                  6,061                      3,596                     6,234


At year-end 1997, there were stock options for 18.3 million shares outstanding which expire through 2007. Exercise prices for outstanding options as of year-end 1997 ranged from $6.84 to $24.88 and the weighted-average remaining contractual life of those options is 7.2 years. Compensation expense related to other options decreased pre-tax earnings by $3.4 million in 1995.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan (ESPP), which began January 1, 1996 enables eligible employees of the Company to subscribe for shares of common stock on quarterly offering dates at a purchase price which is the lesser of 85% of the fair market value of the shares on the first day or the last day of the quarterly offering period. For financial reporting purposes, the discount of 15% is treated as equivalent to the cost of issuing stock. During 1997 employees contributed $17.2 million to the ESPP program and .9 million shares were issued. Since the ESPP's inception, employees have contributed $30.8 million and 1.9 million shares have been issued. At year-end 1997, 12.1 million shares were available for future issuances.

Long Term Incentive Plans

During 1997 the Company modified the Long Term Incentive Plans for 1995-1997 and 1996-1998 to provide participants with the option to receive shares of restricted stock in lieu of cash as originally provided. The number of shares issued to participants electing to receive shares of stock was based on the projected value of the Plan pay-out and 282,016 shares were issued on July 1, 1997. Vesting takes place over the original Plan vesting periods; the 1995-1997 Plan vests in April 1998 and the 1996-1998 Plan vests in April 1999.

Performance Incentive Program

During 1997 the Company established the 1997 Performance Incentive Program which would provide certain of the Company's key executives an incentive award of shares of two-year restricted stock if certain Company performance objectives were attained for the 1997 fiscal year. This Program replaced the Long Term Incentive Plans. The Company did not achieve the minimum performance objectives, thus no such shares were issued under the program.

Key Executive Equity Program

In 1997 the Company established the Key Executive Equity Program (KEEP), a stock-based management incentive program. The new Program continues to link executive incentive compensation to shareholder return. A total of approximately 13.2 million stock options were granted to 165 of the Company's officers in connection with the incentive Program with an exercise price of $22.50 to $23.72 per share. The Program involves the grant of market-priced stock options that would ordinarily begin to vest on the fifth anniversary of the grant date but which will vest on an accelerated basis with respect to one-half of the grant if minimum stock ownership requirements are satisfied, and with respect to the other half of the grant if the ownership requirements are met and the Company achieves annual performance goals. During 1997 the performance goal was not achieved, and therefore the options subject to accelerated vesting based on performance during 1997, will not vest until February 24, 2002, the fifth anniversary of the grant date.

To assist the KEEP participants in meeting the stock ownership requirement, the Company issued full recourse interest bearing purchase loans to 18 participants to acquire additional shares of the Company's stock. The stock purchased by the participants was purchased on the open market. The purchase loans have a maturity date of April 1, 2002 and accrue interest at 8.5%, reset annually at the then current prime rate. Outstanding loan balances at year-end 1997 totaled $2.2 million.

Stock Plan for Non-Employee Directors

During 1997 the shareholders approved the 1997 Stock Plan for Non-Employee Directors (Directors Plan), which provides for: 1) the grant of 2,000 shares annually of the Company's Common Stock (Retainer Stock), 2) the grant on an annual basis of stock options to acquire 1,200 shares of common stock to each participant who satisfies the Minimum Stock Ownership Requirement, and 3) the one time issuance of common stock (173,000 shares in total) to compensate such directors for their respective interests in the Non-Employee Directors' Retirement Plan (Retirement Stock), which was terminated concurrently with the adoption of the Directors' Plan.

The options vest over a two-year period and have a term of 10 years. Retainer Stock vests on the date of the next annual shareholders' meeting. Retirement Stock (and dividends thereon which are reinvested in stock) will be delivered to a participant on the earlier of: 1) death of Participant, 2) change of control or, 3) the later of the date the Participant attains age 65 or the date the Participant ceases to serve as a Director. Directors may elect to defer delivery of Retainer Stock, Retirement Stock and dividends thereon.
Compensation expense related to the Retirement Stock and Retainer Stock decreased pre-tax earnings by $4.0 million in 1997. The options were issued at market value on the date of grant and thus no compensation expense was recognized.

Fair Value Disclosures

The Company's pro forma compensation expense under the fair value method, utilizing the Black-Scholes option valuation model, for fixed stock options granted in 1997, 1996 and 1995 and for the ESPP in 1997 and 1996, after income taxes, was $12.9 million for 1997, $4.8 million for 1996 and $.8 million for 1995. Pro forma net income would have been $267.7 million in 1997, $282.5 million in 1996 and $316.0 million in 1995. Diluted earnings per share would have been $.97 for 1997, $.97 for 1996 and $1.07 for 1995.

The fair value of options was estimated at the date of grant assuming an average expected volatility of 21.2% and dividend yield of 1.8%. Other assumptions for 1997, 1996 and 1995 are as follows:

                                       1997    1997 ESPP       1996    1996 ESPP       1995

Average risk-free interest rate         6.6%        5.0%        6.1%        5.1%        6.8%
Average life of options (years)         7.0          .25        4.0          .25        5.0
Average vesting date (years)            5.0         2.0         3.0         2.0         5.0

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

Stock Purchase Incentive Plans

In 1992 the Company's shareholders approved both the American Stores Company Key Executive Stock Purchase Incentive Plan and the American Stores Company Board of Directors Stock Purchase Incentive Plan (Plans).

The Company awarded to certain directors and key executive officers the right to purchase a specified number of shares of the Company's stock and extended to such directors and officers full recourse interest bearing, 8-year loans to acquire the stock.

During fiscal 1997, the performance cycle for participants in the Director's Plan and 15 of the 18 participants in the Executive Plan ended and each received a deferred award, which was applied toward repayment of their loans. The balance of the loans, together with accrued and unpaid interest thereon, is payable in three equal installments on the sixth, seventh and eighth anniversaries of the purchase date. The aggregate principal of these loans outstanding is recorded as Other Assets in the balance sheet and as of January 31, 1998, the aggregate outstanding balance (including accrued and unpaid interest) was $13.6 million.

Preferred Share Purchase Rights

On March 18, 1998, the Preferred Share Purchase Rights issued pursuant to a Rights Agreement dated March 18, 1988, as amended, expired in accordance with their terms without renewal or extension.

Repurchase of Common Stock

On April 8, 1997, the Company (i) repurchased 24.4 million shares of its common stock from former chairman L.S. Skaggs and certain Skaggs family members and charitable trusts (the Selling Stockholders) for an aggregate price of $550 million and (ii) sold 4.6 million shares of common stock for net proceeds of $95.9 million pursuant to the exercise of an over-allotment option by the underwriters in connection with a public offering of 30.8 million shares by the Selling Stockholders.

In June 1996 the Company replaced its existing stock repurchase program with a new repurchase program which authorizes the repurchase of up to four million shares of common stock (not including the repurchase of shares from the Selling Stockholders). There were no repurchases of common stock under the repurchase program during 1997, and as of January 31, 1998, an additional 3.9 million shares remained authorized for repurchase.

Postretirement Health Care Benefits

The Company provides certain health care benefits to eligible retirees of certain defined employee groups under two unfunded plans, a defined dollar and a full coverage plan.

The accumulated postretirement health care benefit obligation is as follows:

(In thousands of dollars)                1997              1996             1995

Current retirees                      $35,389           $38,107          $37,396
Current active employees               18,640            14,776           14,275
Unrecognized gain                      12,058            12,969           14,390
Accumulated postretirement
  benefit obligation (APBO)           $66,087           $65,852          $66,061
Discount rate                            7.5%              7.5%             8.5%


The components of postretirement health care benefit expense are as follows:

                                             52 weeks          52 weeks         53 weeks
(In thousands of dollars)                        1997              1996             1995

Service cost - benefits earned during
   the year                                    $  917            $  671           $  768
Interest cost on APBO                           3,816             3,896            4,006
Adjustment of APBO                               (480)             (789)            (465)
Net postretirement health care
   benefit expense                             $4,253            $3,778           $4,309


The Company assumed no increase in the cost of the defined dollar benefit plan in any year presented. Changes in assumptions do not impact the defined dollar plan. The assumed health care cost trend rates used to measure the expected cost of benefits included a rate of increase of 9% for 1998 decreasing to 6% by the year 2000. Increasing the assumed health care cost trend rates for the full coverage plan by one percentage point in each year would have resulted in an increase of $2.6 million in the APBO and no material increase in annual health care expense.

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

During 1994 the Company entered into Employment Agreements (Agreements) with 15 of the Company's key executive officers. The Agreements, as amended, expire on October 31, 2002 and are automatically renewed for subsequent one-year terms, unless terminated by the Company at least two years prior to the end of the term. The Agreements contain usual and customary terms of employment agreements and provide the officers with a special long-range retirement plan. Under the retirement plan, the executives are entitled to receive an annual payment for a period of 20 years beginning at age 57 or upon termination of employment, whichever occurs later. The retirement benefit is calculated as a percentage of the executive's average target compensation objective during the last two years of his or her employment under the Agreement. The benefit ranges from 9% to 40% based on years of service with the Company. The retirement benefit will be forfeited if the executive enters into competition with the Company.

The Company also entered into an employment agreement with a key executive officer in 1994 which, as amended, expires on October 31, 2002, and is automatically renewed for subsequent two-year terms unless terminated by the Company at least three years prior to the end of the term. The agreement provides for an annual retirement benefit that vests over an eight-year period which, if fully vested, would equal $700,000 adjusted for inflation. Payments will be made over the life of the executive and his spouse. The retirement benefit will be forfeited if the executive enters into competition with the Company.

Retirement plans expense was as follows:

                                     52 weeks          52 weeks         53 weeks
(In thousands of dollars)                1997              1996             1995

Company sponsored plans              $ 93,342          $ 88,106         $ 81,704
Multi-employer plans                   71,938            95,822           86,723
Retirement plans expense             $165,280          $183,928         $168,427



Restructuring and Impairment

Restructuring and impairment in 1997 of $13.4 million related to charges from the sale of a division of the Company's communications subsidiary.

In 1996 the Company recorded special charges aggregating approximately $100.0 million before taxes, or $.21 per diluted share, related primarily to its re-engineering initiatives. The initiatives are designed to transform the Company from a holding company to a unified operating company. The special charges are included in cost of merchandise sold ($10.0 million), operating and administrative expense ($12.9 million) and restructuring and impairment ($77.1 million). The components of the charge include: warehouse consolidation costs, administrative office consolidation costs, asset impairment costs, closed store costs and other miscellaneous charges. Cash expenditures are estimated to approximate $40.0 million of which $25.3 million was paid through the fourth quarter of 1997. During the fourth quarter 1996, consolidation of human resources, payroll, Drug Store administration and general merchandise buying functions were announced and the related costs were measurable and recognized. The Company had recorded a charge of $15.5 million related to termination benefits to be paid to an estimated 445 people. At year-end 1997, the Company estimated that a total of 550 people would be terminated at a cost of $16.8 million. Severance costs of $10.7 million were paid in connection with the consolidation and 407 people were terminated. In 1997 the Company continued its plan to close and consolidate its warehouses and offices and sublease unutilized space where possible. The warehouse and office consolidation efforts were originally projected to be completed during 1997. Due to delays, these projects will be completed during 1998. The following table details the components of the reserve:

                                    Original                                      Reserve
                                     Reserve       Activity        Reserve        Balance
(In millions of dollars)             Balance        to Date    Adjustments        1/31/98

Warehouse consolidation               $ 26.4         $30.6           $ 8.0          $ 3.8
Office consolidation                    26.3           5.6            (5.5)          15.2
Asset impairment                        26.4          23.9            (2.5)
Closed store costs                      12.9          12.9
Other                                    8.0           8.0
     Total                            $100.0         $81.0                          $19.0



Environmental

The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks and ground water contamination at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). The Company conducts an on-going program for the inspection and evaluation of new sites proposed to be acquired by the Company and the remediation/monitoring of contamination at existing and previously owned sites. Undiscounted reserves have been established for each environmental contamination site unless an unfavorable outcome is remote. Although the ultimate outcome and expense of environmental remediation is uncertain, the Company believes that required remediation and continuing compliance with environmental laws, in excess of current reserves, will not have a material adverse effect on the financial condition or results of operations of the Company. Charges against earnings for environmental remediation were not material in 1997, 1996 or 1995.

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

Quarterly Results (unaudited)


In the opinion of management, all adjustments necessary for a fair presentation have been included:

(In thousands of dollars,               First         Second          Third         Fourth         Fiscal
except per share data)(1)             Quarter        Quarter        Quarter        Quarter (5)       Year

1997 (2)
Sales                              $4,747,644     $4,763,174     $4,647,465     $4,980,597    $19,138,880
Gross profit                        1,250,805      1,286,449      1,234,699      1,327,664      5,099,617
Operating profit (6)                  167,531        212,420        161,468        227,222        768,641
Other (6)                             (33,169)         2,109          1,256          1,538        (28,266)
Net earnings                           34,225         89,957         60,275         96,163        280,620
Basic earnings per share (7)             $.12           $.33           $.22           $.35          $1.02
Diluted earnings per share (7)            .12            .33            .22            .35           1.01

1996 (3)
Sales                              $4,580,028     $4,625,066     $4,563,362     $4,909,673    $18,678,129
Gross profit                        1,195,176      1,226,328      1,216,966      1,326,508      4,964,978
Operating profit (6)                  149,376        185,195        173,985        159,084        667,640
Other (6)                               1,691          1,296          2,027          3,456          8,470
Net earnings                           64,240         83,129         75,757         64,095        287,221
Basic earnings per share (7)             $.22           $.28           $.26           $.22           $.98
Diluted earnings per share (7)            .22            .28            .26            .22            .98

1995 (4)
Sales                              $4,362,237     $4,494,890     $4,361,183     $5,090,584    $18,308,894
Gross profit                        1,120,869      1,150,890      1,145,142      1,333,303      4,750,204
Operating profit (6)                  130,873        166,319        153,914        250,608        701,714
Other (6)                               2,851          2,146          2,153          1,597          8,747
Net earnings                           53,883         73,937         67,445        121,544        316,809
Basic earnings per share (7)             $.18           $.25           $.23           $.42          $1.08
Diluted earnings per share (7)            .18            .25            .23            .41           1.08


(1) Restated as necessary to reflect the July 1997 two-for-one stock split

(2) First quarter 1997 "Other" included charges of $33.9 million related to the sale of stock by a major shareholder and first quarter 1997 operating profit included charges of $13.4 million related to the sale of a division of the Company's communications subsidiary (total of $.14 per share).

(3) Fourth quarter 1996 includes special charges totaling $100.0 million pre-tax ($.21 per share, after tax) in operating profit, including $10.0 million in gross profit.

(4) 53-week fiscal year and 14-week fourth quarter, compared to 52-week years and 13-week quarters for fiscal 1997 and 1996.

(5) Operating profit, before special charges, in the fourth quarter has exceeded the prior three quarters in each of the three years presented due to the seasonality of the food and drug retail business and LIFO inventory adjustments. The holiday and the cold and flu season in the fourth quarter benefits the food and drug retail business.

(6) Beginning in the fourth quarter of 1997, the Company classified certain expenses as operating and administrative expense and restructuring and impairment that were previously classified below operating profit. Prior years and the first three quarters of 1997 have been reclassified to conform to the current year presentation.

(7) The 1995, 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share.


